Exhibit 2.1

AGREEMENT AND PLAN OF MERGER,

dated as of November 15, 2012,

by and among

ALLERGAN, INC.,

APHRODITE ACQUISITION, INC.,

SKINMEDICA, INC.,

and

DAVID F. HALE,

AS EQUITYHOLDERS’ REPRESENTATIVE

i

Schedules*

Schedule A – Ceased Product

Schedule B – Colorescience Products

Schedule C-1 – Eligible Company Products

Schedule C-2 – Existing Collaborations

Schedule D – Key Employees

Schedule E – Accounting Principles

Schedule 8.02(f) – Third-Party Approvals, Waivers, Ratifications, and Consents

Schedule 9.02(g) – Indemnification Matters

Schedule 9.05(b) – Special Claims

Schedule 9.06(b) – Designated Action

Exhibits*

Exhibit A – Stockholders’ Written Consent

Exhibit B – General Release and Indemnity Agreement

Exhibit C – Protection Agreement

Exhibit D – Option Holder Consent Agreement

Exhibit E – Warrant Holder Consent Agreement

Exhibit F – Escrow Agreement

Exhibit G – Spin Out Agreement

Exhibit H – Certificate of Incorporation of the Surviving Corporation

Exhibit I – Stockholder Letter of Transmittal

Exhibit J – Option Holder Letter of Transmittal

Exhibit K – Warrant Holder Letter of Transmittal

Exhibit L – Transition Services Agreement

Exhibit M – Cash Option Payment Consent and Release Agreement

*	The schedules and exhibits to this Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) dated as of November 15, 2012 is made and entered into by and among Allergan, Inc., a Delaware corporation (“Parent”), Aphrodite Acquisition, Inc., a Delaware corporation (“Merger Sub”), SkinMedica, Inc., a Delaware corporation (the “Company”), and David F. Hale, solely in his capacity as the Equityholders’ Representative. Capitalized terms not otherwise defined herein have the meanings set forth in Article I. Parent, Merger Sub, the Company and Equityholders’ Representative are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the board of directors of the Company has unanimously (a) determined that the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth herein (the “Merger”) is in the best interests of the Company and the Company Stockholders, (b) approved, in accordance with Section 251 of the DGCL, this Agreement and each of the transactions contemplated hereby, including the Merger, and (c) recommended that the Company Stockholders adopt this Agreement and approve each of the transactions contemplated hereby, including the Merger;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each determined that it is advisable and in the best interests of Parent and Merger Sub for Merger Sub to consummate the Merger;

WHEREAS, the Company has agreed to deliver to Parent and Merger Sub, within one (1) Business Day after the execution and delivery of this Agreement, a written consent in the form of Exhibit A attached hereto (the “Stockholders’ Written Consent”) duly executed by (a) (i) the holders of at least sixty-seven percent (67%) of the outstanding shares of Preferred Stock voting together as a single class on an as-if converted to Common Stock basis, and (ii) the holders of a majority of the outstanding shares of Company Capital Stock, voting together as a single class on an as-if converted to Common Stock basis, each adopting this Agreement and approving the Merger and (b) the holders of a majority of the outstanding shares of each series of Preferred Stock, each voting as a separate class and consenting to the conversion of all Preferred Stock into Common Stock, effective immediately prior to the Effective Time (the approvals specified in the foregoing clauses (a) and (b) being referred to collectively as the “Requisite Stockholder Approval”);

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) each Company Stockholder will execute and deliver to Parent at the Closing a General Release and Indemnity Agreement, (b) each Option Holder will execute and deliver to Parent at the Closing an Option Holder Consent and Release Agreement in the form attached hereto as Exhibit D (an “Option Holder Consent Agreement”), and (c) each Warrant Holder will execute and deliver to Parent at the Closing a Warrant Holder Consent and Release Agreement in the form attached hereto as Exhibit E (a “Warrant Holder Consent Agreement”);

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, (a) Parent and each Key Employee are executing and delivering an employment agreement or transition agreement, the effectiveness of which is contingent upon the consummation of the Merger (each, an “Employment Agreement”), and (b) Parent and each Key Employee are executing and delivering an Agreement for Protection of the Company and Confidential Company Information in the form attached hereto as Exhibit C (a “Protection Agreement”); and

WHEREAS, concurrently with the consummation of the Merger, as a portion of the overall consideration deliverable to Equityholders pursuant to the terms of this Agreement, and pursuant to that certain Spin Out Agreement, the Company will complete the Spin Out of Colorescience (as more fully described in Section 6.18(a) below).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, proceeding or investigation by or before any Governmental Authority.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Documents” means the Escrow Agreement, the Paying Agent Agreement, the General Release and Indemnity Agreements, the letters of transmittal for Company Stockholders, the letters of transmittal for Holders of Company Options, the letters of transmittal for Holders of Warrants, the Option Holder Consent Agreements, the Warrant Holder Consent Agreements, the Employment Agreements, the Protection Agreements, the Cash Option Payment Agreements, the Transition Services Agreement, and the Confidentiality Agreement.

“Applicable Merger Consideration” means, with respect to an Equityholder, the consideration payable to such Equityholder at the Closing pursuant to Section 2.04(c)(i), 2.05(a)(i) and/or 2.06(a), as applicable.

“Benefit Plan” means any material benefit or compensation plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) maintained, sponsored or contributed to by the Company or any ERISA Affiliate for providing any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company or any ERISA Affiliate with (i) pension, profit sharing, stock bonus, deferred compensation or retirement benefits, (ii) medical, dental, cafeteria or other health and welfare benefits, (iii) life or death benefits, insurance benefits, workers’ compensation, disability or accident benefits, supplemental unemployment benefits, vacation or holiday benefits, or (iv) incentive or bonus compensation, stock, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation or benefits, or employment, severance, termination, retention, or change in control compensation or benefits, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA or any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), or any other benefit or compensation plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) under which the Company or any ERISA Affiliate has or may have any Liability, whether actual or contingent.

“Business Combination” means, with respect to any Person, (a) any merger, consolidation, share exchange reorganization or other business combination transaction to which such Person or any of its Subsidiaries is a party, (b) any sale, dividend, split or other disposition of any capital stock or other Equity Interests of such Person or any of its Subsidiaries (except for issuances of common stock upon conversion of preferred stock outstanding on the date hereof or the exercise of any options or warrants outstanding on the date hereof or issued in accordance with the covenants of this Agreement), (c) any tender offer (including a self-tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction involving such Person or any of its Subsidiaries, (d) any sale, dividend or other disposition of all or a material or significant portion of the Assets and Properties of such Person or any of its Subsidiaries (including by way of exclusive license or joint venture formation) or (e) the entering into of any agreement or understanding, the granting of any rights or options, or the acquiescence of such Person or any of its Subsidiaries, with respect to any of the foregoing.

“Bundled Product” means a bundle of an Eligible Company Product and one or more other products that is sold for a single price, and not separately invoiced, charged, or priced on a product-by-product basis.

“Business Day” means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the City of Wilmington, Delaware.

“Calendar Quarter” means, for the first Calendar Quarter, the period starting on the Effective Date and ending on the earliest of March 31, June 30, September 30, or December 31 of the same year as the Effective Date, and for subsequent Calendar Quarters, the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

“Calendar Year” means, for the first Calendar Year, the period starting on the Effective Date and ending on December 31 of the same year as the Effective Date and, for subsequent Calendar Years, a period beginning on January 1 and ending twelve (12) consecutive calendar months later on December 31.

“Ceased Product” means the product set forth on Schedule A.

“Change in Control Payments” mean (a) any amounts that are payable to any current or former director, officer, employee or consultant of the Company on or prior to the Effective

Time (or, with respect to payments that are payable in exchange for a release of claims executed by a current or former director, officer, employee or consultant of the Company at the Effective Time, payable upon the effectiveness of any such release of claims) as a result of the execution and delivery of this Agreement or the consummation of the Merger, whether pursuant to any Benefit Plan, severance policy of the Company or an individual employment, severance or change-in-control Contract or otherwise, including any amounts arising out of the payment of the foregoing (such as, without limitation, FICA) and (b) any Indebtedness of any such Person owed to the Company or any of its Subsidiaries that is forgiven at or prior to the Effective Time as a result of the Merger; provided, however, that “Change in Control Payments” shall not include (i) amounts paid or payable to any such Person in his or her capacity as an Equityholder hereunder for exchange or cancellation of Company Options pursuant to the terms hereof, or (ii) amounts paid or payable following the Effective Time pursuant to the Employment Agreements.

“Closing Date” means the first (1st) Business Day after the day on which the other conditions set forth in Article VIII have been satisfied (excluding conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date as Parent and the Company agree upon in writing; provided, however, that, in any case, the Closing Date shall be the same day on which the Effective Time occurs.

“Closing Date Common Per Share Consideration” means an amount equal to (a) the Closing Date Total Cash Consideration divided by (b) the number of Fully Diluted Shares.

“Closing Date Total Cash Consideration” means an amount (payable in cash in immediately available United States funds), equal to (a) the sum of (i) three hundred fifty million dollars ($350,000,000) and (ii) the Exercise Amount less (b) the sum of (1) the aggregate of all Transaction Expenses listed in the updated Transaction Schedule delivered pursuant to Section 6.09, (2) the aggregate amount of cash paid to Equityholders pursuant to the Spin Out Agreement, (3) the Equityholders’ Representative’s Fund Amount, (4) the aggregate of all unpaid Change in Control Payments listed in the updated Transaction Schedule delivered pursuant to Section 6.09, (5) the Colorescience Cash Contribution, (6) the aggregate amount of all Cash Option Payments, (7) the Spin Out Taxable Gain Adjustment, (8) the Company Debt, and (9) the Colorescience Intercompany Adjustment.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Colorescience” means Colorescience, a California corporation.

“Colorescience Cash Contribution” means the aggregate amount of cash contributed by the Company to Colorescience pursuant to Section 1.1 of the Spin Out Agreement.

“Colorescience Intellectual Property” means any Intellectual Property (a) in which Colorescience has an ownership interest (whether solely or jointly with another Person) or (b) licensed to Colorescience from another Person, but excluding any Intellectual Property (i) in which the Company or any of its Subsidiaries (other than Colorescience) has an ownership interest (whether solely or jointly with another Person) or (ii) licensed to the Company or any of its Subsidiaries (other than Colorescience) from another Person (other than Colorescience).

“Colorescience Intercompany Obligation” means the intercompany payable of Colorescience owed to the Company, whether or not currently payable.

“Colorescience Intercompany Adjustment” means the amount of the Colorescience Intercompany Obligation at the Effective Time less two million dollars ($2,000,000).

“Colorescience Product” means those products set forth on Schedule B.

“Common Stock” means common stock of the Company, par value $0.001 per share.

“Company Capital Stock” means the Common Stock and the Preferred Stock.

“Company Controlled IP” means the (a) Company Owned IP and (b) Company Licensed IP that is exclusively licensed to the Company or any of its Subsidiaries (other than Colorescience).

“Company Debt” means all indebtedness of the Company or any of its Subsidiaries (other than Colorescience), whether contingent or not, for borrowed money that is outstanding as of immediately prior to the Closing.

“Company Disclosure Schedule” means the disclosure schedule, dated as of the date hereof, delivered by the Company to Parent and Merger Sub, pursuant to Article IV, in connection with this Agreement.

“Company IP” means any Company Owned IP or any Company Licensed IP.

“Company Licensed IP” means any Intellectual Property licensed to the Company or any of its Subsidiaries from another Person that is used in the current conduct of the business of the Company or such Subsidiary (other than commercially available off-the-shelf software that is licensed solely in executable or object code form on a nonexclusive basis solely for internal use purposes and that was for less than twenty thousand dollars ($20,000) in the aggregate), including any Intellectual Property licensed to the Company under any Material IP Contract. Notwithstanding the foregoing, the term Company Licensed IP shall exclude all Colorescience Intellectual Property.

“Company Options” mean options (including commitments to grant options) to purchase shares of Common Stock issued pursuant to the Stock Plan.

“Company Owned IP” means any Intellectual Property in which the Company or any of its Subsidiaries has an ownership right interest (whether solely or jointly with another Person). Notwithstanding the foregoing, the term Company Owned IP shall exclude all Colorescience Intellectual Property.

“Company Product” means any product of the Company or any of its Subsidiaries that is commercially available as of the date of this Agreement and any other product that is being developed by the Company or any Subsidiary of the Company as of the date of this Agreement. Notwithstanding the foregoing, the term Company Product shall exclude all Colorescience Products.

“Company Restricted Stock” means restricted shares (including commitments to grant restricted shares) of Common Stock, whether issued pursuant to the Stock Plan or otherwise.

“Company Stockholders” means the holders of Company Capital Stock.

“Consolidated Financial Statements” means the audited consolidated (other than with respect to Colorescience) financial statements of the Company for the three (3) most recent fiscal years ended prior to the date of this Agreement, comprising a consolidated (other than with respect to Colorescience) balance sheet, a profit and loss account, a cash flow statement, the notes and the relevant audit reports, all of which are included in Section 4.08(a) of the Company Disclosure Schedule.

“Continuing Employee” means employees of the Company and its Subsidiaries who accept offers of employment from Parent, the Surviving Corporation, or any of Parent’s Subsidiaries, such offers of employment to be effective as of the Effective Time.

“Contract” means, with respect to any Person, any agreement, understanding, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, instrument, commitment, promise, undertaking or other binding arrangement, whether written or oral: (a) to which such Person is a party; (b) by which such Person or any of its assets is or may become bound or under which such Person has, or may become subject to, any obligation; or (c) under which such Person has or may acquire any right or interest.

“Contribution Fraction” means a fraction, the numerator of which is equal to one and the denominator of which is equal to the number of Fully Diluted Shares.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or arrangement or otherwise.

“Conversion Number” means, with respect to a share of Preferred Stock, the number of shares of Common Stock issuable upon conversion of such share of Preferred Stock in accordance with the certificate of incorporation of the Company.

“Damages” means the amount of any loss, claim, deficiency, lost profits, demand, damage (including consequential and indirect damages), injury, liability, settlement, judgment, award, fine, penalty, fee (including reasonable attorneys’ fees and reasonable consultants’ and experts’ fees), charge, cost (including reasonable costs of investigation), Tax, or expense of any nature, whether or not involving an Action, including any costs of defending any Actions or enforcing a Parent Indemnified Party’s or Equityholder Indemnified Party’s rights under this Agreement and interest on any of the foregoing from the date incurred until paid at the prime rate published from time to time by the Wall Street Journal.

“DGCL” means the General Corporation Law of the State of Delaware.

“DOJ” means the United States Department of Justice.

“Eligible Company Products” means (a) those products of the Company listed on Schedule C-1 to this Agreement, (b) any product that is (i) a line extension, next generation version, improvement or enhancement to a product described in clause (a) and (ii) substantially based upon or substantially incorporating the elements of such product described in clause (a), (c) any product that, if sold by an independent third party, would infringe or violate any patents or patent applications included in the Company Controlled IP; or (d) any product directly resulting from a collaboration described on Schedule C-2.

“Employee Optionholder” means a holder of a Company Option that is not an employee of the Company as of immediately prior to the Effective Time

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), branch office, firm or other enterprise, association, organization or entity.

“Environmental Laws” means any and all applicable federal, state, local, or foreign laws, statutes, ordinances, regulations, policies, guidance, rules, judgments, orders, court decisions or rule of common law, Permits, restrictions and licenses, which regulate or relate to (a) the protection or clean-up of the environment; (b) the presence of, exposure to, manufacture, use, generation, distribution, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; (c) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; (d) the health and safety of persons or property, including protection of the health and safety of employees; or (e) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Equityholder” means each of (a) the Company Stockholders as of the Effective Time (other than holders of Dissenting Shares), (b) each Person that holds a Warrant, and (c) each Person that holds a Company Option that is not exercised prior to the Effective Time.

“Equityholder Indemnified Party” means the Equityholders, the Equityholders’ Representative, and their respective directors, officers, employees, agents, representatives, successors and assigns.

“Equityholders’ Representative’s Fund Amount” means two hundred fifty thousand dollars ($250,000).

“Equity Participations” means any (a) share, quota, security, participation right and any other present or future right entitling the holder, absolutely or contingently (through the exercise of any subscription, conversion, exchange, option or similar right), to participate in the revenues, dividends or equity appreciation of another Person, including capital stock, membership interests, units, performance units, options, restricted stock, warrants, company appreciation rights, interests in “phantom” stock plans, restricted or contingent stock or profits interests, voting securities, stock appreciation rights or equivalents, stock loan purchase plans, convertible debentures or stock bonus plans and (b) commitments to issue any of the foregoing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means an escrow agreement in the form of Exhibit F attached hereto, subject to any amendments to such form requested by the Escrow Agent and mutually agreed to by Parent and the Equityholders’ Representative.

“Escrow Amount” means an amount equal to thirty five million dollars ($35,000,000).

“Escrow Fund” means the escrow fund established by deposit of the Escrow Amount with the Escrow Agent in accordance with the terms of this Agreement, which funds are to be administered by the Escrow Agent pursuant to the provisions of this Agreement and the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

“Exercise Amount” means the maximum amount of consideration that would be received by the Company in respect of the cash exercise of all Company Options and Warrants, in each case outstanding as of immediately prior to the Effective Time and if such securities were exercised for cash immediately prior to the Effective Time, treating all such securities as fully vested and exercisable for purposes of this definition.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the Food, Drug, and Cosmetic Act, as amended and its applicable implementing regulations.

“Financial Statements” means the Consolidated Financial Statements and the Interim Financial Statements.

“FTC” means the United States Federal Trade Commission.

“Fully Diluted Shares” means the sum of, without duplication, (a) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Common Stock into which the shares of Preferred Stock outstanding immediately prior to the Effective Time are then convertible, (c) the aggregate number of shares of Common Stock subject to Company Options outstanding and unexercised immediately prior to the Effective Time, and (d) the aggregate number of shares of Common Stock into which the shares of Preferred Stock subject to Warrants outstanding immediately prior to the Effective Time are then convertible.

“GAAP” means generally accepted accounting principles in the United States, consistently applied throughout the specified period.

“Governmental Authority” means any United States or supranational, foreign, provincial, state, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch or bureau, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Hazardous Substances” means any of the following: (a) wastes, pollutants, contaminants or other substances (including electromagnetic fields, radioactive substances, liquids, solids, gases, noise, heat and vibration) that are materially harmful to the environment or human health by virtue of their toxic, explosive, radioactive, corrosive, noisy, infectious, carcinogenic, caustic or noxious properties, (b) petroleum and petroleum products, including crude oil and any fractions thereof, (c) natural gas, synthetic gas, and any mixtures thereof, (d) polychlorinated biphenyls, asbestos in any form, formaldehyde, lead-containing materials, and radon, and (e) other contaminant, substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Health Care Laws” means the FDCA, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. §§ 1395nn), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921(2) et seq.), the exclusion laws (42 U.S.C. 1320a-7), all regulations or guidance promulgated pursuant to such Laws, and any other Law that regulates the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, distributing or marketing of pharmaceutical or medical device products, or related to kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care services.

“HSR Act” means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to the Company, the following: (a) the Company Debt; (b) all obligations of the Company or any of its Subsidiaries (other than Colorescience) for the deferred purchase price of property or services to the extent required to be accrued in the Company’s financial statements in accordance with GAAP; (c) all obligations of the Company or any of its Subsidiaries (other than Colorescience) evidenced by notes, bonds, debentures or other similar instruments; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or any of its Subsidiaries (other than Colorescience) (even though the rights and remedies of the Company, any of its Subsidiaries (other than Colorescience), or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations of the Company or any of its Subsidiaries (other than Colorescience) as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (f) all obligations, contingent or otherwise, of the Company or any of its Subsidiaries (other than Colorescience) under acceptance, letter of credit or similar facilities; (g) all obligations of the Company or any of its Subsidiaries (other than Colorescience) to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of a Person or any warrants, rights or options to acquire such capital stock; (h) all Indebtedness of others referred to in clauses “(a)” through “(g)” above guaranteed directly or indirectly in any manner by the Company or any of its Subsidiaries (other than Colorescience); and (i) all Indebtedness referred to in clauses “(a)” through “(g)” above secured by any encumbrance on property (including accounts and Contract rights) owned by the Company or any of its Subsidiaries (other than Colorescience), even though the Company or any of its Subsidiaries (other than Colorescience) has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction: (a) patents, patent applications, utility models and invention registrations of any type, and equivalents thereof, including divisionals, continuations, continuations-in-part, re-examinations renewals, extensions, divisions and reissues thereof, and applications for any of the foregoing; (b) Proprietary Names, trade dress, logos, corporate names and other source identifiers, and registrations and applications for registration thereof; (c) copyrightable works, copyrights, and registrations and applications for registration thereof; (d) software; (e) trade secrets and other proprietary information, including inventions, know-how, data collections, development tools, diagrams, formulae, methods, processes, specifications, research and development information, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries); and (f) any other proprietary or intellectual property rights of any kind or nature.

“Interim Balance Sheet” means the unaudited consolidated (other than with respect to Colorescience) balance sheet of the Company as of September 30, 2012, which is included in the Interim Financial Statements.

“Interim Financial Statements” means the Interim Balance Sheet and the related unaudited consolidated (other than with respect to Colorescience) statements of operations and cash flows for the portion of the Calendar Year then ended.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means collectively, each of the Persons set forth on Schedule D.

“Knowledge” means the actual knowledge of the Key Employees, Stuart Blake, Theodore Ebel, and Steve Loomis after due inquiry in light of the circumstances.

“Law” means national, supranational, state, provincial, municipal or local statute, law, constitution, ordinance, code, regulation, rule, notice, court decision, interpretation, agency guidance, Order, stipulation, determination, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, including Health Care Laws.

“Liabilities” means any and all liabilities, obligations and Indebtedness, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any applicable Law or Action entered by or with any Governmental Authority, and those arising under any Contract.

“Liens” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest, conditional or installment sale agreement, encumbrance, charges or other claims of third parties of any kind, or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” means, when used in connection with the Company, any event, circumstance, change or effect that, individually or when considered with any other events, circumstances, changes and effects, is or could reasonably be expected to be any one or more of the following: (a) materially adverse to the business, assets, Liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries (other than Colorescience) taken as a whole; (b) prevent or materially delay the consummation of the Transactions; or (c) receipt of “warning letters,” “untitled letters” or similar correspondence or written notice from the FDA or other Governmental Authority alleging or asserting noncompliance by the Company, any of its Subsidiaries, or any Company Product with any applicable Health Care Law or Permit that, individually or when considered with any other events, circumstances, changes, or effects, are or could reasonably be expected to be, materially adverse to the business or results of operations of the Company and its Subsidiaries (other than Colorescience) taken as a whole. Notwithstanding the foregoing, the term “Material Adverse Effect” shall not include any event, circumstance, change or effect arising from or attributable to any of the following: (i) general economic and market conditions, or any change in Laws and regulations or interpretations thereof, that do not disproportionately affect the Company and its Subsidiaries (other than Colorescience) taken as a whole, relative to other Persons of the same size and development stage in the industry in which the Company and its Subsidiaries (other than Colorescience) conduct their business; (ii) the effects of compliance with this Agreement on the Company and its Subsidiaries, including expenses incurred by the Company in consummating the transactions contemplated by this Agreement; (iii) any breach by Parent or Merger Sub of this Agreement or the Confidentiality Agreement; (iv) any acts of God, calamities, acts of war or terrorism that do not disproportionately affect the Company and its Subsidiaries (other than Colorescience) taken as a whole, relative to other Persons of the same size and development stage in the industry in which the Company and its Subsidiaries (other than Colorescience) conduct their business; or (v) any change in GAAP.

“Material IP Contracts” means the Contracts listed or required to be listed in Section 4.15(a)(ii), (iii), or (iv) of the Company Disclosure Schedule.

“NDA” means a new drug approval application as described in 21 C.F.R. § 314.50, including all amendments and supplements to the application, submitted to the FDA under Section 505(b) of the FDCA (21 U.S.C. § 355b) for approval to commercialize a Company Product in the United States.

“NDA Approval” means written approval by the FDA of an NDA pursuant to 21 C.F.R. § 314.105 for a Company Product and satisfaction of related applicable FDA requirements, if any, and any conditions of approval set forth in such writing.

“Net Sales” means, with respect to a given period of time, gross sales of Eligible Company Products by Parent, the Surviving Corporation, and their Affiliates in such period, less the following deductions which are actually incurred, allowed, paid, accrued or specifically allocated to such gross sales amounts of Eligible Company Products:

(a) credits or allowances actually granted for damaged Eligible Company Products, returns or rejections of Eligible Company Products, price adjustments and billing errors;

(b) governmental and other rebates (or equivalents thereof) granted to managed health care organizations; pharmacy benefit managers (or equivalents thereof); federal, state/provincial, local and other governments, their agencies and purchasers and reimbursers; or to trade customers;

(c) normal and customary trade, cash and quantity discounts, allowances and credits;

(d) distribution services agreement fees allowed or paid to third-party distributors;

(e) transportation costs for which the Company is not reimbursed, including insurance, for outbound freight related to delivery of Eligible Company Products to the extent included in the gross amount invoiced;

(f) sales taxes, value added taxes and other taxes (other than income) applied to the sale of Eligible Company Products to the extent included in the gross amount invoiced; and

(g) any other items that reduce gross sales amounts as required by GAAP.

Sales of Eligible Company Products between or among Parent, the Surviving Corporation, and their Affiliates shall be excluded from the computation of Net Sales, but the subsequent final sales of Eligible Company Products to third parties by Parent, the Surviving Corporation, and their Affiliates shall be included in the computation of Net Sales. For the avoidance of doubt, sales of a product qualifying as an Eligible Company Product pursuant to subsection (c) of the definition of “Eligible Company Products” due to its hypothetical infringement or violation of a patent or patent application exclusively licensed to the Company or any of its Subsidiaries (other than Colorescience) shall be included within the definition of Net Sales only to the extent that such sales are made within the exclusive field and territory of such license.

Notwithstanding the foregoing, in the event an Eligible Company Product is sold in a country in the Territory as a Bundled Product, Net Sales of the Bundled Product will be calculated as follows:

(i) If such Eligible Company Product and other product(s) each are sold separately in such country, Net Sales of such Eligible Company Product will be calculated by multiplying the total Net Sales (as described above) of the Bundled Product by the fraction A/(A+B), where A is the average gross selling price in such country of such Eligible Company Product sold separately in the same formulation, and B is the sum of the average gross selling prices in such country of such other products(s) sold separately in the same formulation, during the applicable Calendar Year.

(ii) If such Eligible Company Product is sold independently of the other product(s) therein in such country, but the average gross selling price of such other product(s) cannot be determined, Net Sales of such Eligible Company Product will be calculated by multiplying the total Net Sales (as described above) of the Bundled Product by the fraction A/C where A is the average gross selling price in such country of such Eligible Company Product sold independently and C is the average gross selling price in such country of the entire Bundled Product.

(iii) If the other product(s) are sold independently of such Eligible Company Product therein in such country, but the average gross selling price of such Eligible Company Product cannot be determined, Net Sales of such Eligible Company Product will be calculated by multiplying the total Net Sales (as described above) of the Bundled Product by the fraction [1-B/C], where B is the average gross selling price in the Territory of such other product(s) and C is the average gross selling price in the Territory of the entire Bundled Product.

(iv) If neither such Eligible Company Product nor the other product(s) are sold independently in such country, Parent and the Equityholders’ Representative shall determine Net Sales of such Eligible Company Product by mutual written agreement based on the relative contribution of such Eligible Company Product and the other product(s) in the Bundled Product.

“Net Working Capital” means (a) the current assets of the Company and its Subsidiaries (other than Colorescience), including cash and cash equivalents, the value of inventory, accounts receivable (less any reserves for uncollectibility and payment discounts) and current prepaid expenses minus (b) the current liabilities of the Company and its Subsidiaries (other than Colorescience), including accounts payable and all accrued expenses, including incentive compensation, current Tax liabilities, rebates, chargebacks, product returns and all other pricing allowances, with each amount determined in accordance with GAAP applied on a basis consistent with the accounting principles described on Schedule E. For purposes of this Agreement, Net Working Capital shall, in all events, exclude fixed assets, deferred Tax assets and liabilities, goodwill, intangible assets, long term debt, Transaction Expenses, Indebtedness, the Colorescience Intercompany Obligation, the Cash Option Payments, any inventory of the Ceased Product, and the Colorescience Cash Contribution and any asset of the Company or any of its Subsidiaries (other than Colorescience) created by the Colorescience Cash Contribution.

“Option Holder” means a holder of a Company Option.

“Order” means any order, writ, judgment, injunction, decree, determination or award.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice.

“Parent Indemnified Party” means Parent, Merger Sub, their respective Affiliates (including, following the Closing, the Company) and their respective directors, officers, employees, agents, representatives, successors and assigns.

“Paying Agent” means Wells Fargo Bank, National Association.

“Paying Agent Agreement” means a paying agent agreement, in form and substance satisfactory to the parties thereto, among the Paying Agent, Parent and the Equityholders’ Representative.

“Permit” means all permits, registrations, franchises, grants, authorizations (including marketing and testing authorizations), concessions, licenses, easements, variances, exceptions, exemptions, consents, certificates, clearances, approvals and Orders of any Governmental Authority.

“Person” means any individual, Entity or Governmental Authority.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Preferred Stock” means, collectively, the Series A Stock, the Series B Stock, the Series C Stock, the Series D Stock, the Series E Stock, the Series E-1 Stock, the Series E-2 Stock, and the Series F Stock.

“Proprietary Names” means trademarks, service marks, trade names, brand names, domain names or the like, whether registered or unregistered.

“Registered IP” means all Intellectual Property that is registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, patent applications, registered copyrights, registered Proprietary Names and any other Intellectual Property that is the subject of a certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority, and all applications for any of the foregoing, excluding Intellectual Property that is exclusively licensed from Bristol-Meyers Squibb Co. or Procter & Gamble that covers the Company Product known as “Vaniqa” or any item of Registered IP that is exclusively licensed for microsphere technology that covers the Company’s EpiQuin Micro product or Tri-Retinol Complex ES product.

“Related Party” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves as a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than five percent (5%) of the outstanding equity or ownership interests of such specified Person. For the purposes of this definition, “Immediate Family,” with respect to any specified Person, means such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

“Section 280G Waiver”, with respect to any Person, means a written agreement waiving such Person’s right to receive any “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) and to accept in substitution therefor the right to receive such payments only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code.

“Series A Stock” means Series A Preferred Stock, par value $0.001 per share, of the Company.

“Series B Stock” means Series B Preferred Stock, par value $0.001 per share, of the Company.

“Series C Stock” means Series C Preferred Stock, par value $0.001 per share, of the Company.

“Series D Stock” means Series D Preferred Stock, par value $0.001 per share, of the Company.

“Series E Stock” means Series E Preferred Stock, par value $0.001 per share, of the Company.

“Series E-1 Stock” means Series E-1 Preferred Stock, par value $0.001 per share, of the Company.

“Series E-2 Stock” means Series E-2 Preferred Stock, par value $0.001 per share, of the Company.

“Series F Stock” means Series F Preferred Stock, par value $0.001 per share, of the Company.

“Spin Out Agreement” means that certain Spin Out Agreement by and among the Company, Colorescience, and each Equityholder, in substantially the form attached hereto as Exhibit G.

“Spin Out Taxable Gain” means the taxable gain recognized by the Company for federal and state income Tax purposes resulting from the Spin Out.

“Spin Out Taxable Gain Adjustment” means, the greater of zero (0) and the product of (a) an amount equal to (i) the Spin Out Taxable Gain minus (ii) ten million dollars ($10,000,000) and (b) forty three point eight four percent (43.84%).

“Stock Plan” means the Company’s 2002 Stock Incentive Plan, as amended from time to time.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date. For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any property or similar Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any other Tax, be deemed equal to the amount which would by payable if the Straddle Period ended on the Closing Date and the Company closed its books as of the close of business on such date.

“Subsidiary” means, with respect to a Person, any other Entity which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the capital stock or other Equity Participations, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such Entity, or of which such Person is the managing member or general partner, or which such Person is otherwise contractually entitled to direct and control.

“Tax Returns” means any return, declaration, report, estimate, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any taxing Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, escheat, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Transaction Expense” means any fee, cost, expense, payment, expenditure or Liability incurred by the Company or any of its Subsidiaries (including legal fees and expenses, accounting fees and expenses and financial advisory fees and expenses), whether incurred prior to the date of this Agreement or from the date of this Agreement through the Closing, that relates to: (a) the participation in or response to the investigation, review and inquiry conducted by Parent, Merger Sub, any other Person and their agents, representatives and advisors with respect to the business of the Company and its Subsidiaries in connection with the potential acquisition of the Company and its Subsidiaries, the acquisition of all or substantially all of the assets of the Company (and the furnishing of information to Parent, Merger Sub, any other Person and their agents, representatives and advisors in connection with such investigation and review); (b) the negotiation, preparation, drafting, review, execution, delivery or performance of this Agreement (including the Company Disclosure Schedule), the Ancillary Documents, the Spin Out Agreement or any other certificate, opinion, Contract or other instrument or document delivered or to be delivered in connection with any of the Transactions; (c) the preparation or submission of any filing or notice required to be made or given in connection with any of the Transactions, or the obtaining of any consent, waiver or approval required to be obtained in connection with any of the Transactions; (d) the consummation of the Transactions; or (e) the consummation of the Spin Out. Without limiting the generality of the foregoing, “Transaction Expenses” shall include any fees that are unpaid as of the Effective Time and that are payable or may become payable by the Company or any of its Subsidiaries in connection with the Transactions or the Spin Out for services that were performed at or prior to the Closing, even if the invoice for such fees is not issued until after the Closing.

“Transactions” means the Merger, and the other transactions contemplated by this Agreement and the Ancillary Documents (other than the Spin Out).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Unexpected Adverse Drug Experience” means, as that term is defined in 21 C.F.R. § 314.80, any adverse drug experience that is not defined in the labeling. This includes events that may be symptomatically and pathophysiologically related to an event listed in the labeling, but differ from the event because of greater severity or specificity. “Unexpected,” as used in this definition, refers to an adverse drug experience that has not been previously observed (i.e., included in the labeling) rather than from the perspective of such experience not being anticipated from the pharmacological properties of the pharmaceutical product.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Warrant” means a warrant to purchase Capital Stock of the Company.

“Warrant Holder” means a holder of a Warrant.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
409A Authorities	§ 4.12(c)
Agreement	Preamble
Arbitrator	§ 2.07(b)
Basket	§ 9.05(a)
Broker	§ 3.06(b)
Cash Option Payments	§ 6.03(a)(xv)

Defined Term	Location of Definition
Cash Option Payment Agreement	§ 8.02(p)
Certificate of Merger	§ 3.01(b)
Closing	§ 3.01(a)
Closing Date Balance Sheet	§ 2.07(a)
Closing Date Schedule	§ 2.07(a)(iii)
Closing Statement	§ 2.07(a)(ii)
Company	Preamble
Company Cure Period	§ 11.01(b)
Company Indemnified Persons	§ 6.02(a)
Competing Proposed Transaction	§ 6.08(a)
Confidential IP Information	§ 4.15(d)
Confidentiality Agreement	§ 6.05(b)
Controlled Group Liability	§ 4.12(h)
D&O Tail Policy	§ 6.02(b)
Designated Action	§ 9.05(f)
Designated Action Covered Damages	Schedule 9.06(b)
Disclosure Materials	§ 4.24(c)
Dissenting Shares	§ 2.04(d)(i)
Earnout Notice	§ 2.08(a)(i)
Effective Time	§ 3.01(b)
Employment Agreement	Recitals
Environmental Permits	§ 4.17
Equityholder Claim	§ 9.03
Equityholders’ Representative	§ 10.01(a)
Equityholders’ Representative Costs	§ 10.05(a)
Equityholders’ Representative’s Fund	§ 10.05(b)
Existing Escrow Agreement	§ 8.02(s)
Final Pre-Closing Income Tax Return	§ 7.01
Fundamental Representations	§ 9.01(a)
General Release and Indemnity Agreement	Recitals
Histogen Litigation	Schedule 9.02(g)
Immediate Family	§ 1.01(a)
Information Statement	§ 6.04(a)
Lease Documents	§ 4.14(b)
Material Contracts	§ 4.18(a)
Merger	Recitals
Merger Sub	Preamble
Net Sales Statement	§ 2.08(c)
Option Closing Payment	§ 4.04(a)(iv)
Option Holder Consent Agreement	Recitals
Option Holder Letter of Transmittal	§ 3.03(b)(ii)
Organizational Documents	§ 4.02
Owned Real Property	§ 4.14(a)
Parent	Preamble
Parent Benefit Arrangements	§ 6.17(b)

Defined Term	Location of Definition
Parent Claim	§ 9.02
Parent Cure Period	§ 11.01(c)
Parent Prepared Tax Return	§ 7.01
Party or Parties	Preamble
Payment Fund	§ 3.03(a)(i)
Payment Schedule	§ 3.03(a)(ii)
Permitted Exceptions	§ 4.14(d)(i)
Post-Closing Adjustment Amount	§ 2.07(a)(ii)
Post-Closing Adjustment Amount Dispute Notice	§ 2.07(b)
Protection Agreement	Recitals
Representatives	§ 6.05(a)
Requisite Stockholder Approval	Recitals
Safety Notices	§ 4.07(k)
Sales Earnout	§ 2.08(a)(i)
Secretary of State	§ 3.01(b)
Section 280G	§ 6.16(a)
Section 280G Approval	§ 6.16(b)
Section 280G Soliciting Materials	§ 6.16(c)
Services	Schedule 6.19
Set Off Notice	§ 2.09
Specified Representations	§ 9.01(a)
Spin Out	§ 6.18(a)
Stock Closing Payment	§ 4.04(a)(v)
Stockholder Letter of Transmittal	§ 3.03(b)(i)
Stockholders’ Meeting	§ 6.04(d)
Stockholders’ Written Consent	Recitals
Supermajority	§ 10.07(b)
Surviving Corporation	§ 2.01
Tax Contest	§ 7.03
Tax Representations	§ 9.01(a)
Tax Sharing Agreements	§ 4.16(f)
Third-Party Claim	§ 9.06(b)
Transaction Schedule	§ 4.04(a)
Transfer Taxes	§ 7.06
Transition Services Agreement	§ 6.19
Warrant Closing Payment	§ 4.04(a)(vii)
Warrant Holder Consent Agreement	Recitals
Warrant Holder Letter of Transmittal	§ 3.03(b)(v)

SECTION 1.02 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (a) references made in this Agreement to an Article, Section, Exhibit or Schedule are references to an Article, Section, Exhibit, or Schedule of this Agreement; (b) all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein; (c) the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement; (d) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”; (e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; (g) the following general rules apply: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders; (h) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the following rules apply (i) the date that is the reference date in calculating such period is excluded; and (ii) if the last day of such period is a non-Business Day, the period in question ends on the next succeeding Business Day; (i) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws; (j) references to a Person are also to its successors and permitted assigns; (k) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and (l) all references to monetary amounts in this Agreement refer to U.S. dollars.

ARTICLE II

THE MERGER

SECTION 2.01 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent. Subject to the foregoing and to the other Sections of this Article II, the effects of the Merger shall be as provided in the applicable provisions of the DGCL.

SECTION 2.02 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to conform to Exhibit H attached to this Agreement and, as so amended, shall become the Certificate of Incorporation of the Surviving Corporation, until the same shall be amended in accordance with its terms and applicable Law; and (b) the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by applicable Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

SECTION 2.03 Directors and Officers of the Surviving Corporation. The directors and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

SECTION 2.04 Conversion of Capital Stock. By virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Company Stockholder:

(a) Capital Stock of Merger Sub. Each share of the common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. From and after the Effective Time, each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Capital Stock of the Company owned by Parent, Merger Sub or the Company. Each share of Company Capital Stock owned by Parent, Merger Sub, the Company or any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time, shall be canceled and retired without payment of any consideration with respect thereto.

(c) Common Stock. Each issued and outstanding share of Common Stock (other than those to be cancelled in accordance with Section 2.04(b) and Dissenting Shares) shall be converted into the right to receive:

(i) an amount in cash equal to the Closing Date Common Per Share Consideration; plus

(ii) the product of (A) the Contribution Fraction with respect to such share of Common Stock and (B) the Post-Closing Adjustment Amount, as, when, and if payable to Equityholders pursuant to Section 2.07; plus

(iii) the product of (A) the Contribution Fraction with respect to such share of Common Stock and (B) the Sales Earnout, as, when, and if payable to Equityholders pursuant to Section 2.08; plus

(iv) the product of (A) the Contribution Fraction with respect to such share of Common Stock and (B) the aggregate amount of any cash required to be released from the Escrow Fund in accordance with the Escrow Agreement, as, when, and if such cash is required to be released; minus

(v) the product of (A) the Contribution Fraction with respect to such share of Common Stock and (B) the Escrow Amount; plus

(vi) the consideration deliverable in respect of such share of Common Stock pursuant to the Spin Out Agreement; plus

(vii) the product of (A) the Contribution Fraction with respect to such share of Common Stock and (B) the aggregate amount of any cash released from the Equityholders’ Representative’s Fund in accordance with Section 10.05(b), as, when, and if such cash is released.

(d) Dissenting Shares.

(i) Notwithstanding anything in this Agreement to the contrary (except for Section 2.04(d)(ii) below), any shares of Company Capital Stock outstanding immediately prior to the Effective Time eligible under the DGCL to exercise appraisal rights and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has exercised and perfected appraisal rights for such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost such appraisal rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive consideration for Company Capital Stock set forth in Section 2.04(c), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL.

(ii) Notwithstanding the provisions of Section 2.04(d)(i), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Section 262 of the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for such shares set forth in Section 2.04(c), without interest, in accordance with and at the time specified in Section 2.04(c), and after surrender of the certificate representing such shares in accordance with Section 3.03(b).

(iii) The Company shall (A) comply with the requirements of Section 262 of the DGCL; (B) give Parent prompt notice of any written demand received by the Company pursuant to Section 262 of the DGCL and of withdrawals of such demands, and provide copies of any documents or instruments served pursuant to the DGCL received by the Company; and (C) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not make any payment or settlement offer with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

(iv) Any amounts that become payable in respect of Dissenting Shares shall be satisfied first from the Payment Fund up to the Applicable Merger Consideration, as if such Dissenting Shares were not Dissenting Shares, second, from the Escrow Fund, as consented to in writing by Equityholders’ Representative (which consent shall not be unreasonably withheld or delayed), and finally by Parent (but subject to the rights of the Parent Indemnified Parties to indemnification pursuant to Article IX).

SECTION 2.05 Treatment of Company Options and Company Restricted Stock in the Merger.

(a) Company Options. The Company and the board of directors of the Company (or a duly authorized committee or subcommittee thereof) shall take all necessary and appropriate action so that immediately prior to the Effective Time, (i) the vesting and exercisability of each then outstanding and unexercised Company Option shall be fully accelerated, and (ii) each then outstanding Company Option shall, at the Effective Time, be cancelled, terminated and extinguished and converted into the right to receive, in respect of each share of Common Stock subject to such Company Option immediately prior to the Effective Time and subject to the terms and conditions of this Agreement, an amount in cash equal to:

(i) the excess of the Closing Date Common Per Share Consideration over the per share exercise price of such Company Option; plus

(ii) the product of (A) the Contribution Fraction with respect to such share of Common Stock subject to such Company Option and (B) the Post-Closing Adjustment Amount, as, when, and if payable to Equityholders pursuant to Section 2.07; plus

(iii) the product of (A) the Contribution Fraction with respect to such share of Common Stock subject to such Company Option and (B) the Sales Earnout, as, when, and if payable to Equityholders pursuant to Section 2.08; plus

(iv) the product of (A) the Contribution Fraction with respect to such share of Common Stock subject to such Company Option and (B) the aggregate amount of any cash required to be released from the Escrow Fund in accordance with the Escrow Agreement, as, when, and if such cash is required to be released; minus

(v) the product of (A) the Contribution Fraction with respect to such share of Common Stock subject to such Company Option and (B) the Escrow Amount; plus

(vi) the consideration deliverable in respect of such share of Common Stock subject to such Company Option pursuant to, and subject to the terms and conditions of, the Spin Out Agreement; plus

(vii) the product of (A) the Contribution Fraction with respect to such share of Common Stock subject to such Company Option and (B) the aggregate amount of any cash released from the Equityholders’ Representative’s Fund in accordance with Section 10.05(b), as, when, and if such cash is released.

(b) Company Restricted Stock. The Company and the board of directors of the Company (or a duly authorized committee or subcommittee thereof) shall take all necessary and appropriate action so that immediately prior to the Effective Time, (i) the vesting of each then outstanding share of Company Restricted Stock shall be fully accelerated, and (ii) each then outstanding share of Company Restricted Stock shall, at the Effective Time, be cancelled, terminated and extinguished and converted into the right to receive the consideration payable with respect to each issued and outstanding share of Common Stock on the terms and conditions set forth in Section 2.04(c).

(c) Corporate Actions. Prior to the Effective Time, the Company shall take all corporate or other actions necessary to effectuate the treatment of Company Options and Company Restricted Stock contemplated by this Section 2.05, (including the adoption of any required plan amendments, obtaining any required approval of the board of directors of the Company (or a duly authorized committee or subcommittee thereof), using its reasonable best efforts to have an Option Holder Consent Agreement executed by each Option Holder, and/or obtaining any other required consents) and to ensure that neither any holder of Company Options or Company Restricted Stock, nor any other participant in any Stock Plan shall, from and after the Effective Time, have any right thereunder to acquire any Equity Participations of the Company, the Surviving Corporation, or Parent, or any of their respective Subsidiaries or to receive any payment or benefit with respect to any award previously granted under the Stock Plan, except as provided in this Section 2.05. All amounts payable pursuant to this Section 2.05 shall be paid without interest.

SECTION 2.06 Treatment of Warrants in the Merger. The Company shall take all necessary and appropriate action so that, to the extent outstanding and unexercised immediately prior to the Effective Time, each Warrant shall, at the Effective Time, be terminated and, upon termination thereof, converted into the right to receive, in respect of each share of Preferred Stock subject to such Warrant immediately prior to the Effective Time and the conversion of the Preferred Stock pursuant to the Stockholders’ Written Consent and subject to the terms and conditions of this Agreement, an amount in cash equal to:

(a) (i) the product of (1) the Closing Date Common Per Share Consideration and (2) the Conversion Number of such share of Preferred Stock, less (ii) the per share exercise price of the Warrant; plus

(b) the product of (i) the Contribution Fraction, (ii) the Conversion Number of such share of Preferred Stock, and (iii) the Post-Closing Adjustment Amount, as, when, and if payable to Equityholders pursuant to Section 2.07; plus

(c) the product of (i) the Contribution Fraction, (ii) the Conversion Number of such share of Preferred Stock, and (iii) the Sales Earnout, as, when, and if payable to Equityholders pursuant to Section 2.08; plus

(d) the product of (i) the Contribution Fraction, (ii) the Conversion Number of such share of Preferred Stock, and (iii) the aggregate amount of any cash required to be released from the Escrow Fund in accordance with the Escrow Agreement, as, when, and if such cash is required to be released; minus

(e) the product of (i) the Contribution Fraction, (ii) the Conversion Number of such share of Preferred Stock, and (iii) the Escrow Amount; plus

(f) the product of (i) the Contribution Fraction, (ii) the Conversion Number of such share of Preferred Stock, and (iii) the consideration deliverable in respect of a share of Common Stock pursuant to, and subject to the terms and conditions of, the Spin Out Agreement; plus

(g) the product of (i) the Contribution Fraction, (ii) the Conversion Number of such share of Preferred Stock, and (iii) the aggregate amount of any cash released from the Equityholders’ Representative’s Fund in accordance with Section 10.05(b), as, when, and if such cash is released.

SECTION 2.07 Post-Closing Adjustment.

(a) Within sixty (60) calendar days following the Closing, Parent will prepare, or cause to be prepared, and deliver to the Equityholders’ Representative a consolidated balance sheet (the “Closing Date Balance Sheet”) of the Company and its Subsidiaries (other than Colorescience) as of immediately prior to the Effective Time, prepared in accordance with GAAP applied on a basis consistent with the methodologies, procedures and practices described on Schedule E. The Closing Date Balance Sheet will be accompanied by:

(i) Parent’s calculation, based upon the Closing Date Balance Sheet, of the Net Working Capital and the Indebtedness (other than the Company Debt), each as of immediately prior to the Effective Time;

(ii) a statement (the “Closing Statement”) reflecting Parent’s calculation of the amount, whether positive or negative, equal to: (A) (1) the Net Working Capital (as calculated by Parent) as of immediately prior to the Effective Time, plus (2) the Colorescience Cash Contribution, minus (3) seventeen million eleven thousand six hundred forty three dollars ($17,011,643); minus (B) the amount of all Indebtedness (other than the Company Debt) as of immediately prior to the Effective Time (as calculated by Parent); minus (C) the amount of the Transaction Expenses and Change of Control Payments that were unpaid as of immediately prior to the Effective Time and not taken into account in the calculation of the Closing Date Total Cash Consideration; minus (D) the amount of the Colorescience Cash Contribution not taken into account in the calculation of the Closing Date Total Cash Consideration; (E) the amount of the Company Debt not taken into account in the calculation of the Closing Date Total Cash Consideration; and minus (F) the amount of the Colorescience Intercompany Adjustment not taken into account in the calculation of the Closing Date Total Cash Consideration (such calculated amount, the “Post-Closing Adjustment Amount”); and

(iii) a schedule providing reasonable detail regarding Parent’s calculation of the Net Working Capital and Indebtedness (other than the Company Debt), each as of immediately prior to the Effective Time, the Post-Closing Adjustment Amount, and the amounts described in clause 2.07(a)(ii)(C), (D), (E), and (F) (the “Closing Date Schedule”).

(b) The Equityholders’ Representative will have a period of thirty (30) calendar days after delivery of the Closing Date Balance Sheet, the Closing Statement, and the Closing Date Schedule to review such documents and notify Parent in writing of any objections it may have. Parent will make its work papers and back-up materials used in preparing the Closing Date Balance Sheet, Closing Statement, and Closing Date Schedule available to the Equityholders’ Representative and any advisers to the Equityholders’ Representative at reasonable times and upon reasonable notice. If no written objections are made by the Equityholders’ Representative within such thirty (30) day period, then the Closing Date Balance Sheet, Closing Statement, and Closing Date Schedule as prepared by Parent will be final and binding on the Parties. If written objections are delivered to Parent by the Equityholders’ Representative within such thirty (30) day period, then Parent and the Equityholders’ Representative will attempt in good faith to resolve the matter or matters in dispute during such thirty (30) day period. If disputes with respect to the Closing Date Balance Sheet, Closing Statement, or Closing Date Schedule cannot be resolved by Parent and the Equityholders’ Representative within such thirty (30) day period, then the Equityholders’ Representative shall send to the Escrow Agent a written notice of such dispute (a “Post-Closing Adjustment Amount Dispute Notice”), and, the Parent and the Equityholders’ Representative shall submit the specific matters remaining in dispute to a nationally recognized accounting firm that is independent of Parent or the Surviving Corporation and that is reasonably acceptable to both the Equityholders’ Representative and Parent (the “Arbitrator”), which firm will be directed by Parent and the Equityholders’ Representative to render its opinion only as to such specific matters, strictly in accordance with the provisions of this Section 2.07. The Arbitrator will be directed to send to the Equityholders’ Representative and Parent its determination of the specified matters in dispute, which determination will, in the absence of manifest error, be final and binding on the Parties. Parent, on the one hand, and the Equityholders’ Representative, on the other hand, will each bear its or his own expenses and fees and the fees and expenses of its or his own representatives and experts, including its or his own independent accountants, in connection with the preparation, review, dispute (if any) and final determination of the Net Working Capital, Closing Indebtedness and Post-Closing Adjustment Amount. The costs, expenses and fees of the Arbitrator will be borne by Parent, on the one hand, and by the Equityholders’ Representative, on the other hand, based on the percentage that the portion of the contested amount not awarded to such Party bears to the amount actually contested.

(c) Following the final determination of the Post-Closing Adjustment Amount pursuant to Section 2.07(b):

(i) if the Post-Closing Adjustment Amount is negative, Parent and the Equityholders’ Representative shall, within three (3) Business Days following the final determination of the Post-Closing Adjustment Amount pursuant to Section 2.07(b), execute and deliver to the Escrow Agent joint written instructions directing the Escrow Agent to disburse cash equal to the Post-Closing Adjustment Amount to Parent; or

(ii) if the Post-Closing Adjustment Amount is positive, Parent shall, within ten (10) Business Days following the final determination of the Post-Closing Adjustment Amount under Section 2.07(b) and the delivery of the Payment Schedule for the Post-Closing Adjustment Amount, deliver to the Paying Agent for distribution to the Equityholders (other than Employee Optionholders) in the amounts described in Sections 2.04(c)(ii), 2.05(a)(ii), and 2.06(b), the portion of the Post-Closing Adjustment Amount payable to such Equityholders (as set forth in the Payment Schedule for the Post-Closing Adjustment Amount), and (2) pay or cause one of its Subsidiaries to pay, through Parent’s or one of its Subsidiaries’ payroll system, to each Employee Optionholder, the amount payable to such Employee Optionholder pursuant to Section 2.05(a)(ii) and as set forth in the Payment Schedule for the Post-Closing Adjustment Amount.

SECTION 2.08 Sales Earnout.

(a) Upon the first time Net Sales with respect to any four (4) consecutive Calendar Quarters ending on or before the five (5) year anniversary of the Closing Date exceed one hundred seventy five million dollars ($175,000,000) in the aggregate, then a one-time payment of twenty five million dollars ($25,000,000) shall be paid by Parent to the Equityholders in accordance with Section 2.08(a)(i).

(i) Any payments payable pursuant to Section 2.08(a) (the “Sales Earnout”) shall, subject to the right of set off set forth in Section 2.09, be paid within thirty (30) calendar days after the date on which (A) the Parent determines, in good faith, and delivers a notice to the Equityholders’ Representative that the Net Sales threshold set forth in Section 2.08(a) was achieved (the “Earnout Notice”), which notice shall be delivered as soon as reasonably practicable following such determination, or (B) the Arbitrator determines, pursuant to the procedure described in Section 2.08(d), that the Net Sales threshold set forth in Section 2.08(a) was achieved, in each case, subject to the delivery by the Equityholders’ Representative of the Payment Schedule for the Earnout. Parent, shall, subject to the right of set off set forth in Section 2.09, (1) pay to the Paying Agent for distribution to the Equityholders (other than the Employee Optionholders) in the amounts described in Sections 2.04(c)(iii), 2.05(a)(iii), and 2.06(c), the portion of the Sales Earnout payable to such Equityholders (as set forth in the Payment Schedule for the Earnout), and (2) pay or cause one of its Subsidiaries to pay, through Parent’s or one of its Subsidiaries’ payroll system, to each Employee Optionholder, the amount payable to such Employee Optionholder pursuant to Section 2.05(a)(iii) and as set forth in the Payment Schedule for the Earnout. In the event that the Earnout is subject to set off pursuant to Section 2.09, Equityholder Representative shall promptly distribute to Parent and Paying Agent a Payment Schedule revised to reflect that the amount payable to the Equityholders is the Earn Out less the amount set off pursuant to Section 2.09. By way of clarification, the Sales Earnout shall be paid only once, irrespective of the number of times the conditions for the Sales Earnout are achieved. The Parties shall treat a portion of any payment under this Section 2.08 as a payment of interest as required and determined under Code Section 483 and the Treasury Regulations thereunder.

(b) Parent shall determine Net Sales with respect to the Eligible Company Products sold using its standard accounting procedures, consistent with GAAP. Net Sales outside of the United States shall first be determined in the currency in which they are earned and shall then be converted into an amount in United States dollars using Parent’s customary and usual conversion procedures used in preparing its financial statements pursuant to GAAP for the applicable reporting period. Net Sales shall be accrued in the ordinary course of business, in accordance with GAAP.

(c) Parent shall prepare a statement setting forth Net Sales for the immediately preceding Calendar Quarter, including the number of each Eligible Company Product sold, the Net Sales of each Eligible Company Product, and the aggregate of all deductions from gross sales of all Eligible Company Products (a “Net Sales Statement”), and deliver the Net Sales Statements to the Equityholders’ Representative promptly following the public disclosure of Parent’s financial results for such Calendar Quarter (but in any event not later than forty-five (45) days after the end of each Calendar Quarter ending on March 31, June 30 and September 30 and ninety (90) days after each Calendar Quarter ending on December 31). Equityholders’ Representative agrees that each Net Sales Statement shall constitute the Confidential Information (as defined in the Confidentiality Agreement) of Parent, and that Equityholders’ Representative will, and will cause its Representatives to, hold each Net Sales Statement confidential in accordance with the terms of the Confidentiality Agreement.

(d) If the Equityholders’ Representative believes, in good faith, that the Net Sales threshold described in Section 2.08(a) was achieved, but Parent has not delivered an Earnout Notice, the Equityholders’ Representative shall promptly notify Parent in writing of its belief that such threshold has been achieved. Following receipt of such notice, Parent and the Equityholders’ Representative shall seek to resolve the dispute as to whether such threshold was achieved pursuant to the procedures described in Section 2.07(b) applied mutatis mutandis to Net Sales; provided, however, that all costs, fees, and expenses arising from any matter brought before an Arbitrator shall be borne by the non-prevailing Party.

SECTION 2.09 Set Off Right. Subject to Section 9.05(a), the Parties hereby acknowledge and agree that, in addition to any other right hereunder, Parent and its Affiliates shall have the right, but not the obligation, to set off up to seventy five percent (75%) of the Sales Earnout, if payable pursuant to Section 2.08, against any amounts owed at such time by the Equityholders to the Company, Parent, or the Surviving Corporation (or any of their Affiliates) hereunder, including amounts payable in respect of one or more claims for indemnification by any Parent Indemnified Party pursuant to Article IX hereof; provided that the claim for indemnification is asserted prior to the required payment of the Sales Earnout pursuant to Section 2.08(a). If Parent elects to exercise its right of set off hereunder, it shall give the Equityholders’ Representative written notice of such election (the “Set Off Notice”), which Set Off Notice shall include the amount(s) to be set off from the Sales Earnout and a reasonable description of the circumstances giving rise to Parent’s entitlement to such set off. The Equityholders’ Representative shall have thirty (30) calendar days after receipt of such Set Off Notice to review such Set Off Notice and, during such thirty (30)-day period, Equityholders’ Representative and Parent shall negotiate in good faith to resolve any discrepancies in the set off amount proposed by Parent. If the Equityholders’ Representative and Parent are unable to so agree on the set off amount proposed by Parent during such thirty (30)-day period, the Parent and Equityholders’ Representative shall resolve such dispute in accordance with the procedure described in Section 12.11. Notwithstanding anything to the contrary in this Agreement, Parent shall be entitled to withhold and retain the amount to be set off described in the Set Off Notice until any pending disputes as to the amount to be set off are resolved in accordance with the preceding sentences.

ARTICLE III

CLOSING; PAYMENT OF CONSIDERATION

SECTION 3.01 Closing.

(a) Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article XI, and subject to the satisfaction or waiver (where applicable) of the conditions set forth in Article VIII, the closing of the Merger (the “Closing”) will take place at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, CA 92612-4412, at 10:00 a.m., local time, on the Closing Date, or at such other place and time as is agreed to in writing by Parent and the Company.

(b) At the Closing, a certificate of merger (the “Certificate of Merger”) shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware (the “Secretary of State”) for filing, as provided in Section 251 of the DGCL, as soon as practicable on the Closing Date. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State or at such subsequent time as Parent and the Company shall agree and shall be specified in the Certificate of Merger (such time referred to herein as the “Effective Time”).

SECTION 3.02 Escrow Fund.

(a) At the Effective Time, Parent shall fund the Escrow Fund by delivering or causing to be delivered the Escrow Amount to the Escrow Agent pursuant to the provisions of the Escrow Agreement. The Escrow Amount (or any portion thereof) shall be distributed from the Escrow Fund to the Equityholders and Parent at the times, and upon the terms and conditions, set forth in this Agreement and the Escrow Agreement. Promptly following the one (1) year anniversary of the Effective Time, Parent and Equityholders’ Representative shall cause the Escrow Agent to deliver to the Paying Agent for distribution to the Equityholders in the amounts described in Sections 2.04(c)(iv), 2.05(a)(iv), and 2.06(d), an amount equal to the greater of (i) zero and (ii) fifteen million dollars ($15,000,000) less the sum of the aggregate amount of all pending claims made against the Escrow Fund and all distributions made from the Escrow Amount. Promptly following the thirty (30) month anniversary of the Effective Time, Parent and Equityholders’ Representative shall cause the Escrow Agent to deliver any portion of the Escrow Fund then remaining to the Paying Agent for distribution to the Equityholders in the amounts described in Sections 2.04(c)(iv), 2.05(a)(iv), and 2.06(d) (subject to retention by the Escrow Agent of any portion of the Escrow Fund subject to pending claims, which such portions shall be released to the Paying Agent for distribution to the Equityholders at the times and subject to the conditions described in the Escrow Agreement).

(b) The adoption of this Agreement and approval of the Merger by the Company Stockholders pursuant to the Stockholders’ Written Consent, the delivery of the letters of transmittal pursuant to Section 3.03(b), and the execution of the Option Holder Consent Agreements and the Warrant Holder Consent Agreements shall constitute approval by the Equityholders of the terms and provisions of the Escrow Agreement and the transactions contemplated thereby, and the irrevocable agreement of the Equityholders to be bound by and comply with the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including the deposit of the Escrow Amount into escrow, the indemnification obligations set forth in Article IX hereof, and the appointment and sole authority to act on behalf of the Equityholders of the Equityholders’ Representative, as provided for herein and in the Escrow Agreement.

SECTION 3.03 Surrender of Certificates.

(a) Paying Agent.

(i) At the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent for the benefit of the Equityholders (other than Option Holders that are employees of the Company as of immediately prior to the Effective Time) cash in an amount equal to (1) the Closing Date Total Cash Consideration, minus (2) the Escrow Amount, minus (3) the Exercise Amount, and minus (4) the aggregate amount payable in respect of Company Options held by Option Holders that are employees of the Company as of immediately prior to the Effective Time pursuant to Section 2.05(a)(i) (the “Payment Fund”). Such funds shall be invested as directed by Parent or the Surviving Corporation pending payment thereof by the Paying Agent to such Equityholders. Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of such Equityholders.

(ii) Any amounts paid by or on behalf of Parent or the Escrow Agent to the Paying Agent for distribution to Equityholders pursuant to Section 2.07(c)(ii), 2.08(a)(i), or 3.02(a) shall be deemed, for purposes of this Agreement, to have been paid to such Equityholders by Parent and/or Escrow Agent, as the case may be (provided, for the avoidance of doubt, that amounts withheld pursuant to Section 3.06 shall be deemed paid by Parent and/or the Escrow Agent, as the case may be, to such Equityholders) and to fully satisfy Parent’s obligation to such Equityholders to pay such amounts under this Agreement, whether or not Paying Agent subsequently distributes such amounts to such Equityholders, and such Equityholder shall look solely to the Paying Agent for payment thereof. Equityholders’ Representative shall provide to the Paying Agent and Parent, prior to Paying Agent or Parent distributing any amounts to the Equityholders pursuant to Section 2.07(c)(ii), 2.08(a)(i), or 3.02(a), a schedule (a “Payment Schedule”) setting forth (1) the percentage of such amount payable to each Equityholder (such percentages calculated in accordance with Sections 2.04, 2.05 and 2.06)) and to each Broker entitled to receive a portion of such amount, (2) payment instructions and contact information for each Equityholder and Broker, (3) any Tax documentation from any Equityholder or Broker reasonably requested by Parent or Paying Agent in connection with such payment, and, (4) in the case of a Payment Schedule delivered in connection with Section 2.07(c)(ii) or 2.08(a)(i), (A) an indication as to those Equityholders that are Employee Optionholders, (B) the amount payable in respect of such Employee Optionholders Company Options, and (C) and the aggregate amount payable in respect of the Company Options held by all Employee Optionholders.

(b) Surrender and Payment Procedures.

(i) Parent shall instruct the Paying Agent to, as soon as reasonably practicable after the Effective Time, mail to each Company Stockholder as of the Effective Time that has not already executed and delivered to Parent or Paying Agent a letter of transmittal in substantially the form attached hereto as Exhibit I (a “Stockholder Letter of Transmittal”) at the address provided by the Company in the Transaction Schedule (A) a Stockholder Letter of Transmittal and (B) instructions for use in effecting the surrender of certificate(s) representing all of the shares of Company Capital Stock held by such Company Stockholder in exchange for the Stock Closing Payment that is payable in respect of the shares of Company Capital Stock formerly represented by such certificate(s). The payment of the Stock Closing Payment with respect to each such certificate(s) is conditioned upon (1) the execution and delivery of such Stockholder Letter of Transmittal, (2) the delivery of such certificates, and (3) the delivery to the Paying Agent of a properly completed and duly executed IRS Form W-9 or IRS Form W-8BEN (or suitable substitute form) establishing an exemption from backup withholding. Promptly after receipt by the Paying Agent of such certificate(s), properly endorsed or otherwise in proper form for transfer or cancellation, together with such duly executed Stockholder Letter of Transmittal and IRS form, the Paying Agent shall, in exchange therefor, pay to such Company Stockholder the Stock Closing Payment payable in respect of the shares of Company Capital Stock formerly represented by the certificate(s) surrendered, but without interest and subject to applicable withholding and other Taxes, and the certificate(s) so surrendered shall forthwith be canceled. If payment of any portion of the applicable Stock Closing Payment is to be made to a Person other than the Person in whose name the surrendered certificate(s) are registered, it shall be a condition of payment that the Person requesting such payment (x) shall have paid any transfer and other Taxes required by reason of the payment of those amounts to a Person other than the registered holder of the certificate(s) surrendered, and shall have established to the satisfaction of the Surviving Corporation that such Tax has been paid, or (y) shall have established to the satisfaction of the Surviving Corporation that such Tax is not applicable. From and after the Effective Time, until surrendered as contemplated by this Section 3.03(b), each certificate formerly representing shares of Company Capital Stock shall be deemed to represent for all purposes only the right to receive the consideration payable in respect of the shares of Company Capital Stock formerly represented thereby in accordance with the terms hereof and in the manner provided herein.

(ii) Parent shall instruct the Paying Agent to, as soon as reasonably practicable after the Effective Time, mail to each holder of a Company Option that is not an Employee Optionholder and that has not already executed and delivered to Parent or Paying Agent a letter of transmittal in substantially the form attached as Exhibit J (an “Option Holder Letter of Transmittal”): (A) an Option Holder Letter of Transmittal and (B) instructions for use in obtaining the Option Closing Payment. The payment of the Option Closing Payment with respect to such Company Option is conditioned upon (1) the execution and delivery to the Paying Agent of such Option Holder Letter of Transmittal and (2) the delivery to the Paying Agent of a properly completed and duly executed IRS Form W-9 or IRS Form W-8BEN (or suitable substitute form) establishing an exemption from backup withholding. Upon delivery by such holder of such duly executed Option Holder Letter of Transmittal and duly executed IRS Form W-9 or IRS Form W-8BEN to the Paying Agent, the Paying Agent shall pay the Option Closing Amount to such holder, but without interest and subject to applicable withholding and other Taxes.

(iii) Parent shall or shall cause the Surviving Corporation to, as soon as reasonably practicable after the Effective Time, in accordance with its customary payroll practices, pay to each Employee Optionholder, the Option Closing Payment payable in respect of each Company Option held by such Employee Optionholder, but without interest and subject to applicable withholding and other Taxes.

(iv) Parent shall or shall cause the Surviving Corporation to, as soon as reasonably practicable after the Effective Time, in accordance with its customary payroll practices, pay each Cash Option Payment set forth on the Transaction Schedule to the recipient thereof, without interest and subject to applicable withholding and other Taxes.

(v) Parent shall instruct the Paying Agent to, as soon as reasonably practicable after the Effective Time, mail to each holder of a Warrant that has not already executed and delivered to Parent or Paying Agent a letter of transmittal in substantially the form attached as Exhibit K hereto (a “Warrant Holder Letter of Transmittal”) (A) and (B) instructions for use in obtaining the Warrant Closing Payment. The payment of the Warrant Closing Payment with respect to such Warrant is conditioned upon (1) the execution and delivery to the Paying Agent of such Warrant Holder Letter of Transmittal and (2) the delivery to the Paying Agent of a properly completed and duly executed IRS Form W-9 or IRS Form W-8BEN (or suitable substitute form) establishing an exemption from backup withholding. Upon delivery by such holder of such duly executed Warrant Holder Letter of Transmittal and duly executed IRS Form W-9 or IRS Form W-8BEN to the Paying Agent, the Paying Agent shall pay the Warrant Closing Payment to such holder, but without interest and subject to applicable withholding and other Taxes.

SECTION 3.04 Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the shares of Company Capital Stock on the records of the Company. From and after the Effective Time, the holders of certificates formerly evidencing ownership of the shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. After the Effective Time, the Surviving Corporation or the Paying Agent shall cancel and exchange, as provided in Section 3.03, any presented certificate representing shares of Company Capital Stock outstanding immediately prior to the Effective Time.

SECTION 3.05 Termination of Payment Fund; No Liability. At any time following the first (1st) anniversary of the date on which any funds are delivered to the Paying Agent for distribution to the Equityholders, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of such funds (including any earnings received with respect thereto) that have not been disbursed to Equityholders and thereafter each Equityholder shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) and only as general creditors with respect to such Equityholder’s interest in such funds, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, or the Paying Agent shall be liable to any holder of a certificate formerly representing shares of Company Capital Stock for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by Equityholders three (3) years after the date on which any funds are delivered to the Paying Agent (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become the property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

SECTION 3.06 Withholding Right and Broker Fee Payment Right.

(a) Each of Parent, the Surviving Corporation, the Escrow Agent, and the Paying Agent shall be entitled to deduct and withhold from funds deposited in the Escrow Fund and payments of any amount (or any portion thereof) payable pursuant to this Agreement, the Escrow Agreement or the Spin Out Agreement to, or on behalf of, any Equityholders or the Paying Agent (for distribution to the Equityholders) such amounts as may be required to be deducted and withheld with respect to such funding or the making of such payment under the Code, any other applicable Law, or any Benefit Plan. If Parent determines that withholding is required on any payment made by it, then Parent shall make reasonable efforts to give notice to the Equityholders’ Representative reasonably in advance of such payment of its intent to withhold and the amount of such withholding. Parent, the Surviving Corporation, Escrow Agent or the Paying Agent shall cooperate with the Equityholders to the extent reasonable in efforts by the Equityholders to obtain reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld by Parent, the Surviving Corporation, Escrow Agent, or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Equityholders to whom such amounts would otherwise have been paid.

(b) Each of Parent, the Surviving Corporation, the Escrow Agent, and the Paying Agent shall be entitled to deduct from payment of any amount (or any portion thereof) payable pursuant to Section 2.07, 2.08, or the Escrow Agreement to, or on behalf of, any

Equityholders or the Paying Agent (for distribution to the Equityholders) any amounts required to be paid to any Person in connection with any Contract disclosed on or that would be required to be disclosed on Section 4.23 of the Company Disclosure Schedule (each, a “Broker”). To the extent that amounts are so deducted and paid to a Broker by Parent, the Surviving Corporation, Escrow Agent, or the Paying Agent, such deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Equityholders.

SECTION 3.07 Lost, Stolen or Destroyed Certificates. In the event any certificate(s) which formerly represented shares of Company Capital Stock shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the Company Stockholder thereof in form reasonably satisfactory to Parent and Paying Agent, Parent shall instruct the Paying Agent to pay such Company Stockholder such Company Stockholder’s Stock Closing Payment as provided in Section 3.03(b); provided, however, that Parent may, in its sole discretion and as a condition precedent to issuing such instruction to the Paying Agent, require the owner of such lost, stolen or destroyed certificate(s) to deliver an agreement of indemnification in form reasonably satisfactory to Parent and Paying Agent and a bond in such sum as Parent and Paying Agent may reasonably direct, as indemnity against any claim that may be made against Parent, the Surviving Corporation, or the Paying Agent with respect to the certificate(s) alleged to have been lost, stolen or destroyed.

SECTION 3.08 Dissenting Shares. The provisions of Section 3.03(b) shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under Section 3.03(b) shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the applicable amounts provided in Section 2.04(c).

SECTION 3.09 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are and will remain fully authorized in the name of the Company and Merger Sub or otherwise to take such action.

SECTION 3.10 Closing Deliveries by the Company and Equityholders’ Representative.

(a) At the Closing, the Company and Equityholders’ Representative shall deliver or cause to be delivered to Merger Sub and Parent:

(i) counterparts of the Escrow Agreement, duly executed by the Equityholders’ Representative and the Escrow Agent;

(ii) counterparts of the Paying Agent Agreement, duly executed by the Equityholders’ Representative and the Paying Agent;

(iii) a fully-executed copy of the Spin Out Agreement;

(iv) payoff letters and such other documentation as Parent shall reasonably request in order to evidence the discharge of all Indebtedness;

(v) a certificate executed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company certifying the satisfaction of the conditions set forth in Section 8.02 (a) and (b);

(vi) a certificate of the Secretary of the Company certifying the names and signatures of the officers of the Company authorized to sign this Agreement and the Ancillary Documents and the other documents to be delivered hereunder and thereunder;

(vii) evidence in form and substance acceptable to Parent to the effect that the consents referred to in Section 8.02(f) have been obtained;

(viii) (A) a copy of the certificate of incorporation of the Company, as amended through the Effective Time certified by the Secretary of State; (B) a copy of the Bylaws of the Company certified by the Secretary of the Company; (C) minutes of the board of directors of the Company approving the Merger and the transaction related thereto certified by the Secretary of the Company; and (D) a copy of the Stockholders’ Written Consent certified by the Secretary of the Company;

(ix) good standing certificates for the Company from the Secretary of State of the State of its incorporation or formation and from the Secretary of State in each other jurisdiction in which the properties owned or leased by the Company, or the operation of its business in such jurisdiction, requires the Company to qualify to do business as a foreign corporation, in each case dated as of a date not earlier than five (5) Business Days prior to the Closing Date and accompanied by bring-down confirmations dated as of the Closing Date;

(x) a certificate of the Secretary of the Company certifying the results of the vote of the Company Stockholders solicited pursuant to Section 6.16(b);

(xi) a certificate from the Company that meets the requirements of Treasury Regulation Section 1.1445-2(c)(3) and Treasury Regulation Section 1.897-2(h)(1), dated within thirty (30) calendar days prior to the Closing Date and in form and substance in a form reasonably satisfactory to Parent along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon Closing;

(xii) a letter of resignation in form reasonably satisfactory to Parent duly executed by each member of the board of directors (or equivalent governing body) and officer of the Company and its Subsidiaries (other than Colorescience), as applicable, in office immediately prior to the Effective Time, evidencing that each such director and officer resigns and waives any and all claims against the Company or the applicable Subsidiary, as the case may be, for compensation, damages, or similar payments or equitable relief, in each case, effective as of the Effective Time;

(xiii) evidence of termination of all of the Company’s employees (other than Continuing Employees) immediately prior to the Effective Time and evidence of payment of all severance amounts owed to such employees (including any Change in Control Payments, other than any Change in Control Payments set forth on the Transaction Schedule), accompanied by a release, in form and substance reasonably satisfactory to Parent and Merger Sub, duly executed by each such employee;

(xiv) evidence of termination of any Benefit Plan intended to qualify under Section 401(k) of the Code effective no later than the last Business Day immediately preceding the Closing and, subject to Section 6.11, any other Benefit Plan Parent requests that the Company terminate prior to the Closing, effective no later than immediately preceding the Closing; and

(xv) a letter, in a form reasonably satisfactory to Parent, delivered by each counterparty to a Contract set forth or required to be set forth on Section 4.23 of the Company Disclosure Schedule, setting forth (1) the aggregate amount such Person is entitled to receive pursuant to such Contract at the Closing, (2) the percentage of each payment made to the Equityholders after the Closing pursuant to Section 2.07, 2.08, or the Escrow Agreement that such Person is entitled to receive pursuant to such Contract, and (3) payment instructions for such payments.

SECTION 3.11 Closing Deliveries by Parent and Merger Sub.

(a) At Closing, Parent or Merger Sub shall deliver to the Paying Agent the Closing Date Total Cash Consideration, minus (ii) the Escrow Amount, minus (iii) the Exercise Amount, and minus (iv) the aggregate amount payable in respect of Company Options held by Option Holders that are employees of the Company as of immediately prior to the Effective Time pursuant to Section 2.05(a)(i).

(b) At the Closing, Parent or Merger Sub shall deliver to the Equityholders’ Representative:

(i) counterparts of the Escrow Agreement, duly executed by Parent and the Escrow Agent; and

(ii) counterparts of the Paying Agent Agreement, duly executed by Parent and the Paying Agent.

(c) At the Closing, Parent shall deliver or cause to be delivered the Escrow Amount to the Escrow Agent, in accordance with the Escrow Agreement and Section 3.02.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the Company Disclosure Schedule, which contains numbered sections corresponding to the relevant sections of this Agreement, the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing (unless the particular statement speaks expressly as of a particular date, in which case it is true and correct only as of such date). For purposes of this Article IV (other than Sections 4.01, 4.02, 4.03, 4.08, 4.24, and 4.25), references to the Company shall be deemed to be references to the Company and each of its Subsidiaries (other than Colorescience).

SECTION 4.01 Identity; Organization and Qualification.

(a) Section 4.01(a) of the Company Disclosure Schedule sets forth the names of the directors and officers of the Company, together with their titles.

(b) The Company is a corporation incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and as conducted as of the Effective Time, and to perform its obligations under all of its Contracts. The Company has not been dissolved and is not in the process of being dissolved by any corporate resolutions or other action by its directors (or members of similar governing bodies) or equity holders, any Governmental Authority, or by the occurrence of any event or otherwise. Section 4.01(b) of the Company Disclosure Schedule sets forth each jurisdiction where the Company is qualified, licensed or admitted to do business and separately lists each other state, province or country in which the Company owns, uses, licenses or leases its assets or properties, conducts business, has employees or engages independent contractors. The Company is duly qualified, licensed or admitted to do business as a foreign corporation, or otherwise, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or admission necessary. The Company is not subject to the requirements of Section 2115(b) of the California Corporations Code.

(c) A complete and correct list of all Subsidiaries of the Company and their respective jurisdictions of incorporation or formation is set forth in Section 4.01(c) of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (to the extent such concept or a comparable status is recognized) under the Laws of the jurisdiction of its incorporation or formation and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and as conducted as of the Effective Time. Each of the Company’s Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. Except to the extent set forth in Section 4.01(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any Liability of, any Person.

SECTION 4.02 Organizational Documents. The Company has delivered to Parent accurate and complete copies of: (a) its Amended and Restated Certificate of Incorporation, and its Bylaws, including all amendments thereto (the “Organizational Documents”); (b) the certificate of incorporation and bylaws (or equivalent organizational documents), including all amendments thereto, of each Subsidiary of the Company (other than Colorescience), (c) the stock or Equity Participation records of the Company and each of its Subsidiaries (other than Colorescience); and (d) the minutes and other records of the meetings and other proceedings

(including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company and each of its Subsidiaries (other than Colorescience), the board of directors or similar governing body of the Company and each of its Subsidiaries (other than Colorescience), and all committees of the board of directors or similar governing body of the Company and each of its Subsidiaries (other than Colorescience). Section 4.02(a) of the Company Disclosure Schedule sets forth each Person entrusted with the management, representation and audit of the Company or any of its Subsidiaries (other than Colorescience). There have been no formal meetings or other proceedings of the stockholders of the Company or any of its Subsidiaries (other than Colorescience), the board of directors or similar governing body of the Company or any of its Subsidiaries (other than Colorescience) or any committee of the board of directors or similar governing body of the Company or any of its Subsidiaries (other than Colorescience) whose decisions are not fully reflected in such minutes or other records. Such Organizational Documents are in full force and effect and there has not been any violation of any of the provisions of the Company’s Organizational Documents or the organizational documents of any Subsidiary (other than Colorescience). Neither the Company nor any Subsidiary (other than Colorescience) has taken any action that is inconsistent in any material respect with any resolution adopted by its stockholders or board of directors or similar governing body or any committees thereof. The books of account, stock or other equity records, minute books and other records of the Company and its Subsidiaries (other than Colorescience) are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices. All of the foregoing books and records are in the possession of the Company or the Company’s legal counsel. Except as set forth in Section 4.02(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary (other than Colorescience) has any prior names, and since the date of its incorporation has not conducted business under any name other than its current name.

SECTION 4.03 Capitalization of the Company.

(a) The authorized capital stock of the Company consists solely of 105,145,380 shares. As of the close of business on the date hereof, the Company had authorized 58,000,000 shares of Common Stock, of which, 867,378 shares were issued and outstanding (none of which are shares of Company Restricted Stock), 279,738 shares were available for issuance pursuant to the Stock Plan, 3,300,241 shares were issuable upon exercise of Company Options outstanding as of such date, and 43,890,256 shares of Preferred Stock. Of the shares of Preferred Stock authorized: (i) 1,225,000 shares of Series A Stock are authorized, of which 1,225,000 shares are issued and outstanding; (ii) 4,633,673 shares of Series B Stock are authorized, of which 4,602,541 shares are issued and outstanding; (iii) 4,680,852 shares of Series C Stock are authorized, of which 4,680,852 shares are issued and outstanding; (iv) 25,276,215 shares of Series D Stock are authorized, of which 23,770,128 shares are issued and outstanding; (v) 6,122,449 shares of Series E Stock are authorized, of which 6,122,449 shares are issued and outstanding; (vi) 1,646,543 shares of Series E-1 Stock are authorized, of which 1,234,164 shares are issued and outstanding; (vii) 2,310,648 shares of Series E-2 Stock are authorized, of which 1,033,813 shares are issued and outstanding; and (viii) 1,250,000 shares of Series F Stock are authorized, of which 1,221,309 shares are issued and outstanding.

(b) As of immediately prior to the Effective Time and pursuant to the Stockholders’ Written Consent, each outstanding share of Preferred Stock will be automatically converted into Common Stock, such that as of the Effective Time there will be no outstanding shares of Preferred Stock and (i) the 1,225,000 shares of Series A Preferred Stock outstanding as of the date hereof will be converted into 329,475 shares of Common Stock; (ii) the 4,602,541 shares of Series B Preferred Stock outstanding as of the date hereof will be converted into 1,237,899 shares of Common Stock; (iii) the 4,680,852 shares of Series C Preferred Stock outstanding as of the date hereof will be converted into 1,258,961 shares of Common Stock; (iv) the 23,770,128 shares of Series D Preferred Stock outstanding as of the date hereof will be converted into 6,393,237 shares of Common Stock; (v) the 6,122,449 shares of Series E Preferred Stock outstanding as of the date hereof will be converted into 1,646,693 shares of Common Stock; (vi) the 1,234,164 shares of Series E-1 Preferred Stock outstanding as of the date hereof will be converted into 1,234,164 shares of Common Stock; (vii) the 1,033,813 shares of Series E-2 Preferred Stock outstanding as of the date hereof will be converted into 1,033,813 shares of Common Stock; and (viii) the 1,221,309 shares of Series F Preferred Stock outstanding as of the date hereof will be converted into 1,221,309 shares of Common Stock.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth (i) each outstanding Company Option, the number of shares of Common Stock subject thereto, the grant date, the expiration date, the exercise price, the vesting schedule thereof, and the name of the holder thereof, (ii) each outstanding Company Restricted Stock award, the number of shares of Common Stock subject thereto, the grant date, the vesting schedule thereof, and the name of the holder thereof, and (iii) each outstanding Warrant, the grant date, expiration date, exercise price and vesting schedule thereof, the class of Capital Stock issuable upon exercise thereof, the name of the holder thereof, and the number of Shares of Common Stock issuable upon conversion of the Capital Stock issuable upon exercise thereof (assuming full exercise of such Warrant). All of the outstanding shares of Company Capital Stock are, and all of the shares of Common Stock that may be issued upon conversion of the Preferred Stock or upon exercise of the Warrants or pursuant to outstanding Company Options or Company Restricted Stock will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

(d) Except as reflected on the Transaction Schedule, there are no Equity Participations of the Company. Except for the Company Capital Stock, Company Options, Company Restricted Stock and Warrants, there is no:

(i) Contract with respect to the issuance, sale or transfer of Equity Participations of the Company;

(ii) Contract with respect to the voting of any capital stock of the Company, other than any Contract set forth on Section 4.03(d)(ii) of the Company Disclosure Schedule;

(iii) preemptive right, right of participation, right of maintenance or any similar right with respect to the Equity Participations of the Company;

(iv) Equity Participation of the Company that is subject to any right of first refusal or similar right; or

(v) Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Participation of the Company, other than any Contract set forth on Section 4.03(d)(v) of the Company Disclosure Schedule.

(e) There is no Contract requiring the Company to repurchase, redeem or otherwise acquire any Equity Participations of another Entity or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(f) All outstanding Equity Participations of the Company have been issued and granted in compliance with (i) all applicable Laws and (ii) all requirements set forth in applicable Contracts of the issuer.

(g) Except as set forth in Section 4.03(g) of the Company Disclosure Schedule, the Company has not repurchased, redeemed or otherwise reacquired any of its Equity Participations.

(h) Each Company Option and each Company Restricted Stock award was granted under the Stock Plan. All Company Options and Company Restricted Stock awards are evidenced by stock option agreements and restricted stock award agreements, respectively, in the forms delivered or made available by the Company to Parent, other than differences with respect to the number of shares covered thereby, the exercise price, regular vesting schedule and expiration date applicable thereto and, except for such differences, no stock option agreement or restricted stock award agreement contains material terms that are inconsistent with, or in addition to, such forms. Each grant of Company Options was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly authorized committee or subcommittee thereof) and any required stockholder approval by the necessary number of votes or written consents; such grant was made in accordance with the terms of the Stock Plan and all other applicable Laws. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code, if any, so qualifies. All Company Options and Company Restricted Stock awards have been validly issued and properly approved by the board of directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the Stock Plan and in all material respects with all applicable Law and recorded on the Company financial statements in accordance with GAAP. Each Company Option has been granted or issued at an exercise price equal to the fair market value of the underlying Common Stock at the date of grant or issuance, as determined in accordance with applicable Law, including, to the extent applicable, the 409A Authorities. Each Company Option and each Company Restricted Stock award may, by its respective terms, be treated at the Effective Time as set forth in Section 2.05.

SECTION 4.04 Transaction Schedule.

(a) Section 4.04 of the Company Disclosure Schedule (the “Transaction Schedule”), sets forth the following, which information is true, complete and accurate, as of the date hereof, and as updated prior to the Closing pursuant to Section 6.09 (except for the information set forth in Section 4.04(a)(vii), which information will be true, complete and accurate as of the Closing):

(i) the name and the mailing address of each Equityholder;

(ii) each unpaid Transaction Expense, and the aggregate amount of all such Transaction Expenses;

(iii) each Change in Control Payment unpaid as of the Effective Time, and the aggregate amount of all such Change in Control Payments;

(iv) the Colorescience Cash Contribution;

(v) the Company Debt;

(vi) the Colorescience Intercompany Adjustment;

(vii) the name and mailing address of each recipient of a Cash Option Payment, the amount of each Cash Option Payment, and the aggregate amount of all Cash Option Payments;

(viii) with respect to each Equityholder, (A) the number and class or series of shares of Company Capital Stock held by such Equityholder; (B) the gross consideration payable to such Equityholder in respect of such shares of Company Capital Stock pursuant to Section 2.04(c)(i); (C) the amounts to be deposited into the Escrow Fund on behalf of such Equityholder as specified in Section 2.04(c)(v) (the amount determined by subtracting the foregoing amounts specified in subclause (C) from the amounts specified in subclause (B) with respect to each Company stock certificate, the “Stock Closing Payment”); (D) the consideration deliverable to such Equityholder in respect of such shares of Company Capital Stock pursuant to Section 2.04(c)(vi), including, if such consideration consists of Equity Participations, the number, class, and series of such Equity Participations; (E) the number of Fully Diluted Shares deemed held by such Equityholder on account of such Company Capital Stock immediately prior to the Effective Time; (F) the aggregate amount of withholding and other Taxes, if any, to be deducted pursuant to applicable Law from the amount set forth above in subclause (A) or subclause (D); (G) the net consideration payable to such Equityholder at the Closing in respect of such shares of Company Capital Stock; and (H) if the shares of Company Capital Stock held by such Equityholder constitute “covered securities” under Section 6045(g)(3) of the Code, such Equityholder’s adjusted tax basis in such shares of Company Capital Stock;

(ix) with respect to each Equityholder, (A) the date(s) of the issuance of Company Options held by such Equityholder; (B) the total number of shares of Common Stock subject to such Company Options; (C) the per share exercise price of such Company Options; (D) the date of expiration of such Company Options; (E) the gross consideration payable to such Equityholder in respect of such Company Options pursuant to Section 2.05(a)(i); (F) the amounts to be deposited into the Escrow Fund on behalf of such Equityholder as specified in Section 2.05(a)(v) (the amount determined by subtracting the foregoing amounts specified in subclause (F) from the amount specified in subclause (E) with respect to each Company Option, the “Option Closing Payment”); (G) the consideration deliverable to such Equityholder in respect of such Company Option pursuant to Section 2.05(a)(vi), including, if such consideration consists of Equity Participations, the number, class, and series of such Equity Participations; (H) the number of Fully Diluted Shares deemed held by such Equityholder on account of such Company Options, immediately prior to the Effective Time; (I) if such Equityholder is not an employee of the Company, the aggregate amount of withholding and other Taxes, if any, to be deducted pursuant to applicable Law from the amount set forth above in subclause (E) or (G), (J) the net cash consideration payable to such Equityholder in respect of such Company Options (i.e., the Option Closing Payment plus any amount of cash specified in subclause (G) minus the amount of any withholding specified in subclause (I), if applicable); and (K) whether such Equityholder is currently an employee of the Company; and

(x) with respect to each Equityholder, (A) the total number of shares of Common Stock issuable upon conversion of the Preferred Shares subject to the Warrant; (B) the per share exercise price of such Warrant; (C) the gross consideration payable to such Equityholder in respect of such Warrant pursuant to Section 2.06(a); (D) the amount to be deposited into the Escrow Fund on behalf of such Equityholder as specified in Section 2.06(e) (the amount determined by subtracting the foregoing amounts specified in subclause (D) from the amount specified in subclause (C) with respect to such Warrant, the “Warrant Closing Payment”); (E) the consideration deliverable to such Equityholder in respect of such Warrant pursuant to Section 2.06(f), including, if such consideration consists of Equity Participations, the number, class, and series of such Equity Participations; (F) the number of Fully Diluted Shares deemed held by such Equityholder on account of such Warrant, immediately prior to the Effective Time; (G) the aggregate amount of withholding and other Taxes, if any, to be deducted pursuant to applicable Law from the amount set forth above in subclause (C) or (E); and (H) the net cash consideration payable to such Equityholder in respect of such Warrant.

(b) The calculations performed to compute the information reflected in the Transaction Schedule are, and will be, accurate and performed in accordance with the terms of this Agreement, the Organizational Documents and all other Contracts and instruments among the Company and the Equityholders.

(c) The Company has taken, or prior to the Closing will take, all necessary and appropriate actions so that each share of Company Capital Stock, each Company Option, each Company Restricted Stock award and the Warrant will be treated in the Transaction in accordance with Article II and Article III.

SECTION 4.05 Authority Relative to Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. Except for the Requisite Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and each Ancillary Document to which it is a party and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceeding on the part of the Company or the Equityholders is necessary to authorize this Agreement or the Ancillary Documents to which the Company is a party or to consummate the Transactions. This Agreement and each Ancillary Document to which the Company is a party have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other Parties, constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally and by general equity principles. The board of directors of the Company has unanimously determined that the Merger is in the best interests of the Company and the Company Stockholders, has approved, in accordance with Section 251 of the DGCL, this Agreement and declared its advisability, and has unanimously recommended that the Company Stockholders adopt this Agreement and approve each of the Transactions, including the Merger, and such approval has not been amended, rescinded or modified.

SECTION 4.06 No Conflict; Required Filings and Consents.

(a) Assuming all consents, waivers, approvals, authorizations, orders, permits, declarations, filings, registrations and notifications and other actions set forth in Section 4.06(a) of the Company Disclosure Schedule have been obtained or made, the execution and delivery by the Company of this Agreement and the Ancillary Documents to which the Company is a party do not, and the performance by the Company of its obligations under this Agreement and the Ancillary Documents to which the Company is a party and the consummation of the Transactions do not and will not: (i) conflict with, or result in any violation or breach of, any provision of the Organizational Documents of the Company; (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit) under, result in a Lien under, or require a consent or waiver under, any of the terms, conditions or provisions of any Material Contract to which the Company is a party or is otherwise bound; (iii) result in or give any Person any additional right or entitlement to any increased, additional, accelerated or guaranteed payment or performance under any of the terms, conditions or provisions of any Material Contract to which the Company is a party; or (iv) conflict with or violate any Permit, concession, franchise, license or Law applicable to the Company or any of the properties or assets of the Company, except, in the case of clause (iv) of this Section 4.06, as would not have a Material Adverse Effect.

(b) Except as may be required by the HSR Act, the execution and delivery by the Company of this Agreement and the other Ancillary Documents to which the Company is a party do not, and the performance of this Agreement and the other Ancillary Documents to which the Company is a party by the Company do not and will not, require any consent, approval, authorization or Permit of, or Order of, action by, filing with or notification to, any Governmental Authority, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law to which the Company, or any asset owned or leased by the Company, is subject.

SECTION 4.07 Permits; Regulatory Compliance.

(a) The Company is, and has at all times been, acting or operated in material compliance with any Law or Order applicable to the Company and its assets and properties. The Company, or any Person acting on its behalf, has not (i) received any written notice, notification or communication from any Governmental Authority or other Person regarding any actual or possible violation of, or failure to comply with any provision of, any Law or Order applicable to the Company or its assets or properties, or (ii) filed or otherwise provided any written notice, notification or communication to any Governmental Authority or other Person regarding any actual or possible violation of, or failure to comply with any provision of any Law or Order applicable to the Company or its assets or properties. For the avoidance of doubt, this Section 4.07 does not include any representations related to Intellectual Property.

(b) Without limiting the generality of Section 4.07(a), the Company (including any of its officers, directors, agents, employees or other Persons associated with or acting on its behalf) has not, directly or indirectly, taken any action that would cause it to be in violation of the U.S. Foreign Corrupt Practices Act, the UK Anti-Bribery Act, each as amended, any other similar anti-bribery or anti-corruption Law, or any rule or regulation promulgated under any of the foregoing, including by offering or conveying, directly or indirectly (such as through an agent), anything of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party.

(c) The Company is and has at all times been in possession of all Permits necessary for it to own, lease and operate its properties or to carry on its business as it is now being conducted, as it has been conducted, and as conducted as of the Effective Time, in each case, in all material respects. A true and complete list of all such Permits, including state distributor licenses, is set forth on Section 4.07(c) of the Company Disclosure Schedule, and each such Permit is valid and in full force and effect, and accurate and complete copies of such Permits have been delivered to Parent. The Company, or to the Company’s Knowledge, any Person acting on its behalf, is not and has not been in material conflict with, or in material default, breach or violation of any Permit of the Company to operate its business or by which any property or asset of the Company is bound. No suspension or cancellation of any Permit of the Company is pending or, to the Company’s Knowledge, threatened in writing. The Company has not received any notice from any Governmental Authority regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any such Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Permit. No Governmental Authority is challenging or has challenged the right of the Company to own, lease or operate its properties or to carry on its business as the same has been conducted or as conducted as of the Effective Time.

(d) All material reports, certifications, declarations, or other technical documentation, applications, claims and notices required to be filed, maintained, or furnished to any Governmental Authority by the Company have been so filed, maintained or furnished. All applications, notifications, certifications, declarations, submissions, information, claims, reports, statistics, technical documentation, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit relating to any Company Product or the business of the Company, when submitted to the relevant Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modifications to such applications, submissions, information and data have been submitted to the relevant Governmental Authority.

(e) All preclinical studies and clinical trials, and other studies and tests, in respect of any drug, that have been or are being conducted by or on behalf of the Company are being or have been conducted in compliance in all material respects with the required experimental protocols, procedures and controls pursuant to applicable Health Care Laws, including, when applicable, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312. No clinical trial of any drug conducted by or on behalf of the Company has been terminated or suspended prior to completion, and the Company has not received any written notices, correspondence or other communication from the FDA or any other Governmental Authority, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial of any drug conducted by or on behalf of the Company, requiring the termination, suspension or material modification of any clinical trials of any drug conducted by or on behalf of the Company and there is no reason to believe that the FDA or any other Governmental Authority, clinical investigator, or institutional review board is considering such action.

(f) Neither the Company nor, to the Company’s Knowledge, any of its directors, officers, employees or agents is the subject of any pending or, to the Company’s Knowledge, investigation threatened in writing in respect of the Company or any Company Product, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor, to the Company’s Knowledge, any of its directors, officers, employees or agents has been convicted of any crime or engaged in any conduct that could reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. § 335a, or (ii) any similar Law, nor is the Company nor any of its directors, officers, employees or agents debarred or excluded under any such Law. No claims, actions, proceedings or investigations that would reasonably be expected to result in such a debarment or exclusion are pending or, to the Company’s Knowledge, threatened in writing against the Company or any its directors, officers, employees or agents.

(g) The Company Products are in compliance with the FDCA and all applicable statutes, rules, regulations, directives, standards, guidelines, guidances, policies or orders administered or issued by the FDA. The Company and, to the Company’s Knowledge, the manufacturer(s) which assists in the manufacture of any Company Product is, and at all times have been, in compliance with FDA’s registration and listing requirements to the extent required by applicable Health Care Laws, and the Company Products, if so required, have been manufactured in all material respects in accordance with all applicable Health Care Laws, including, when applicable, the provisions of the FDA’s good manufacturing practice requirements at 21 C.F.R. Parts 210-211 for pharmaceutical products sold in the United States, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States, and are in conformance in all material respects with all applicable CE Marking certifications and declarations of conformity.

(h) Section 4.07(h) of the Company Disclosure Schedule lists all clinical trial investigatory sites utilized by or on behalf of the Company since January 1, 2009. For each clinical trial investigatory site utilized by or on behalf of the Company (regardless of time utilized), the Company has conducted routine clinical monitoring according to the Company’s standard operating procedures and FDA guidance. All material observations resulting from such routine clinical monitoring have been remediated to the Company’s reasonable satisfaction.

(i) During the past three (3) years, neither the Company nor any third party manufacturing site which assists in the manufacture of the Company Products has been subject to a Governmental Authority (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Authority notice in writing of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or written notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Health Care Laws or Permits, and, to the Company’s Knowledge, neither the FDA nor any Governmental Authority is considering such action.

(j) Section 4.07(j) of the Company Disclosure Schedule lists all product recalls, market withdrawals and product removals conducted by the Company during the past three (3) years.

(k) There have been no Unexpected Adverse Drug Experiences, recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices in writing, safety alerts, field safety corrective actions or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any Company Product (collectively, “Safety Notices”) during the past three (3) years. Section 4.07(k) of the Company Disclosure Schedule lists all of the following: (i) all such Safety Notices; (ii) the dates that such Safety Notices, if any, were resolved or closed; and (iii) any material complaints with respect to any Company Product that are currently unresolved. There have been no material product complaints with respect to any Company Product, and there are no facts that would be reasonably likely to result in any of the following: (i) a material Safety Notice with respect to any Company Product; (ii) a change in the marketing classification or a material change in labeling of any Company Product; or (iii) a termination or suspension of marketing or testing of any Company Product.

(l) The Company is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(m) There is no pending, proposed or final Medicare national or local coverage determination that, if finalized, would restrict coverage for any Company Product.

(n) The Company has not established any reimbursement support program, such that payment for any Company Product is contingent upon a purchaser’s receipt of payment from a third-party payer. The Company does not furnish any coverage, coding or billing advice to any health care professionals regarding off-label indications of any Company Product.

SECTION 4.08 Financial Information; Books and Records.

(a) Section 4.08(a) of the Company Disclosure Schedule contains a true, correct and complete copy of the Financial Statements. The Company represents and warrants that:

(i) the Financial Statements have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other and the principles described on Schedule E (except as may be indicated in the notes thereto as delivered to Parent prior to the date hereof and subject, in the case of the Interim Financial Statements, to the absence of statements of stockholders’ equity and footnote disclosure);

(ii) the Financial Statements present fairly and accurately in all material respects the financial condition and operating results of the Company and its Subsidiaries (other than Colorescience) (including, assets, liabilities, income, expenses and cash flows) as of the dates and during the periods indicated therein, subject, in the case of the Interim Financial Statements, to normal year-end adjustments, which adjustments will not be material in amount or significance; and

(iii) the Financial Statements were prepared in accordance with the books of account and other financial records of the Company and its Subsidiaries (other than Colorescience), which books of account and other financial records are accurate, complete and current in all material respects.

(b) The relevant auditors have issued unqualified audit reports in respect of each of the Consolidated Financial Statements. There are no other communications of the auditors to the Company or any of its Subsidiaries (other than Colorescience) covering the periods reflected in the Financial Statements, other than those listed in Section 4.08(b) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries (other than Colorescience) has withheld any information from the auditors, which, if disclosed would have caused the auditors to qualify their audit report or to refuse to issue their report with respect to any of the audited Consolidated Financial Statements. No auditor to the Company or any of its Subsidiaries (other than Colorescience) has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company or any of its Subsidiaries (other than Colorescience).

(c) The Company and each of its Subsidiaries (other than Colorescience) maintains adequate internal accounting controls that are reasonably designed to ensure that: (i) transactions are executed with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of the Financial Statements in accordance with GAAP and to maintain accountability for the assets of the Company and its Subsidiaries; (iii) access to the assets of the Company and its Subsidiaries (other than Colorescience) is permitted only in accordance with management’s general or specific authorization; and (iv) accounts, notes, inventories and receivables are recorded accurately and appropriate action is taken with respect to any differences. There have been no instances of fraud, whether or not material, that occurred during any period covered by the Financial Statements. None of the Company, its Subsidiaries (other than Colorescience), nor any director or officer, nor, to the Knowledge of the Company, any employee, accountant or auditor of the Company or any of its Subsidiaries (other than Colorescience), has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices and procedures of the Company or any of its Subsidiaries (other than Colorescience) or their respective internal accounting controls.

(d) Neither the Company nor any of its Subsidiaries (other than Colorescience) has any Liabilities (whether or not required to be reflected in Financial Statements in accordance with GAAP, whether due or to become due, and whether known or unknown), except for: (i) Liabilities identified as such in the “liabilities” column of the Interim Balance Sheet and/or in notes to the Financial Statements; and (ii) normal and recurring current liabilities that have been incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet that do not exceed twenty five thousand dollars ($25,000) individually, or one hundred thousand dollars ($100,000) in the aggregate. No event has occurred, and, to the Company’s Knowledge, no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any claim for indemnification or reimbursement by any employee of the Company or any of its Subsidiaries (other than Colorescience) (other than a claim for reimbursement by an employee, in the Ordinary Course of Business, of travel expenses, accrued vacation or other out-of-pocket expenses of a routine nature incurred by such employee in the course of performing such employee’s duties) pursuant to any of the following: (A) the terms of the Organizational Documents; (B) any indemnification agreement or other Contract between the Company or any of its Subsidiaries (other than Colorescience) and any employee; or (C) any applicable Laws.

SECTION 4.09 Bank Accounts; Payables and Suppliers; Inventory.

(a) Section 4.09(a) of the Company Disclosure Schedule sets forth the following: (i) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account or a safe deposit box or maintains a banking, custodial, trading or other similar relationship; (ii) a true and complete list and description of each such account, box or relationship, indicating in each case the number of each account (including the passwords and the codes associated with each account) and the respective officers, employees, agents or other similar representatives of the Company having signatory power with respect thereto; and (iii) a list of each Equity Participation, debenture, note, mortgage, certificate or other assets, the name of the record and beneficial owner thereof, the location of such, the maturity date (if any) and any stock or bond powers or other authority for transfer granted with respect thereto.

(b) Section 4.09(b) of the Company Disclosure Schedule sets forth a list and aging of all accounts and notes receivable of the Company as of the date of the Interim Balance Sheet. All existing accounts receivable of the Company (including the accounts receivable reflected on the Interim Financial Statements that have not yet been collected and the accounts receivable that have arisen since the date of the Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the Ordinary Course of Business and (ii) are current and, to the Knowledge of the Company, will be collected in full, without any counterclaim or set-off other than potential write-offs for which an adequate reserve has been established in accordance with GAAP and prior practice.

(c) Section 4.09(c) of the Company Disclosure Schedule sets forth a list of all outstanding loans and advances made by the Company to any stockholder, employee, director, consultant or independent contractor, other than advances made to employees, directors, consultants or independent contractors for business expenses in the Ordinary Course of Business.

(d) Section 4.09(d) of the Company Disclosure Schedule sets forth an accurate and complete breakdown of amounts paid to each supplier that received more than twenty five thousand dollars ($25,000) from the Company during the fiscal year ended December 31, 2011 and lists the aggregate amount paid by the Company to each such supplier during such period. The Company has not received any written notice from any such supplier indicating that any such supplier identified on Section 4.09(d) of the Company Disclosure Schedule plans to cease dealing with the Company or may otherwise materially reduce the volume of business transacted by such supplier with the Company below historical levels.

(e) Section 4.09(e) of the Company Disclosure Schedule sets forth an accurate and complete list of all customers of the Company whose purchases from the Company during the fiscal year ended December 31, 2011 exceeded twenty five thousand dollars ($25,000) in the aggregate and lists the aggregate amount of purchases from the Company by each such customer during such period. The Company has not received any notice or other communication indicating that any customer or other Person identified on Section 4.09(e) of the Disclosure Schedule may cease dealing with the Company or may otherwise materially reduce the volume of business transacted by such Person with the Company below historical levels.

(f) All inventory of the Company reflected on the Interim Financial Statements consisted, and all inventory acquired since the date of the Interim Balance Sheet consists, of a quality usable and salable in the Ordinary Course of Business other than reserves that have been established in accordance with GAAP and prior practice. All items of inventory have been produced or manufactured and stored in accordance with the Company’s specifications established for the manufacture and storage thereof. All items included in the inventory of the Company are the property of the Company free and clear of any Lien, have not been pledged as collateral, are not held by the Company on consignment from any Person and conform in all material respects to all standards applicable to each inventory or its use or sale imposed by any Governmental Authority or applicable Law.

SECTION 4.10 Absence of Certain Changes or Events. Since the date of the Interim Balance Sheet, the Company has operated its business in the Ordinary Course of Business and there has not occurred any Material Adverse Effect with respect to the Company and no event has occurred or circumstance exists that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect with respect to the Company. Without limiting the generality of the foregoing, since the date of the Interim Balance Sheet, the Company has not:

(a) had a material adverse change in their business, condition, assets, Liabilities, operations or financial performance;

(b) experienced any material loss, damage or destruction to, or any material interruption in the use of, any of the assets the Company (whether or not covered by insurance);

(c) amended any of the Organizational Documents, or effected or been a party to any acquisition transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(d) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock;

(e) except as set forth in Section 4.10(e) of the Company Disclosure Schedule, sold, issued or authorized the issuance of any Equity Participations (except for shares of Common Stock issued upon the exercise of Company Options outstanding on the date of the Interim Balance Sheet) in the Company;

(f) formed any Subsidiary or acquired any Equity Participation in any other Entity;

(g) incurred or entered into any material Contract with respect to any Indebtedness or subjected any of its properties or assets to any Lien;

(h) except as contemplated by this Agreement, amended or waived any of its rights under, or permitted the acceleration of vesting under: (i) any provision of the Stock Plan or (ii) any provision of any agreement evidencing any outstanding Company Option or Company Restricted Stock award;

(i) adopted, entered into, amended or terminated any Benefit Plan, collective bargaining agreement or any employment or other benefit Contract involving any of its current or former directors, officers, employees, consultants or other service providers, other than as may have been required by applicable Law;

(j) increased any compensation or benefits, paid any bonus, granted or increased any change in control, retention, severance or termination compensation or benefits or otherwise changed any of the terms of employment or service for any of its directors, officers, employees, consultants or other service providers;

(k) made any payment of any nature to any employee, director, officer, consultant or other service provider or Equityholder, other than compensation as an employee of the Company or the payment of benefits pursuant to a Benefit Plan, in each case payable in the Ordinary Course of Business;

(l) except as contemplated by this Agreement, taken any action to accelerate the vesting or payment of, or to fund or in any other way secure the payment of, compensation or benefits under any employment or benefit Contract or Benefit Plan;

(m) forgiven or canceled any Indebtedness owed to it or claims held by it, or waived or relinquished any right having a value in excess of twenty five thousand dollars ($25,000) individually or one hundred thousand dollars ($100,000) in the aggregate;

(n) (i) acquired, leased or licensed any right or other asset from any other Person in excess of twenty five thousand dollars ($25,000) individually or one hundred thousand ($100,000) in the aggregate; or (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person in excess of twenty five thousand dollars ($25,000) individually or one hundred thousand ($100,000) in the aggregate, in each case except for the acquisition of supplies in the Ordinary Course of Business, the acquisition of capital assets subject to Section 4.10(o) below, the sale of Company Products in the Ordinary Course of Business, or the disposal of obsolete equipment in the Ordinary Course of Business;

(o) incurred a capital expenditure or made a commitment to incur a capital expenditure, exceeding twenty five thousand dollars ($25,000) individually or one hundred thousand ($100,000) in the aggregate;

(p) revalued any of its properties or assets (whether tangible or intangible), including writing down the value of inventory, written off accounts receivable as uncollectible, or established any extraordinary reserve with respect to any account receivable or other Indebtedness in excess of twenty five thousand dollars ($25,000) individually or one hundred thousand ($100,000) in the aggregate;

(q) failed to pay its obligations or satisfy its Liabilities as the same have become due and payable or requested an extension for the payment of obligations or satisfaction of Liabilities that would have otherwise become due and payable;

(r) sold Company Products outside of the Ordinary Course of Business;

(s) changed any of its methods of accounting or accounting practices in any respect, other than as required by GAAP;

(t) excepting any action that increased the Company’s Tax liability by less than ten thousand dollars ($10,000), changed any election in respect of Taxes, adopted or changed any accounting method in respect of Taxes, agreed or settled any claim or assessment in respect of Taxes, filed any amended Tax Return, entered into any “Tax Sharing Agreement” (as defined herein) or closing agreement relating to any Tax, surrendered any right to claim a Tax refund, or extended or waived the limitation period applicable to any claim or assessment in respect of Taxes;

(u) commenced or settled any Action;

(v) obtained Knowledge of the commencement, settlement or written notice or threat of any Action against the Company, or, to the Company’s Knowledge, any reasonable basis for any of the foregoing;

(w) changed or modified its credit, collection or payment policies, procedures or practices, including accelerating collections or receivables (whether or not past due) or failed to pay or delayed payment of payables or other Liabilities;

(x) entered into any material transaction or taken any other material action outside the Ordinary Course of Business; or

(y) agreed or committed to take any of the actions referred to in subclauses “(c)” through “(x)” above.

SECTION 4.11 Absence of Litigation. Except as set forth in Section 4.11 of the Company Disclosure Schedule, there are no, and during the past five (5) years there have not been any, Actions (i) pending or, to the Company’s Knowledge, threatened in writing against or affecting the Company, (ii) pending or, to the Company’s Knowledge, threatened in writing against or affecting any of the officers, directors or employees of the Company with respect to the business of the Company), or (iii) pending or threatened by the Company against any third-party, in each case, at law or in equity, or before or by any Governmental Authority (including Actions with respect to the transactions contemplated by the Transaction Documents), and, to the Company’s Knowledge, there is no valid basis for any of the foregoing. To the Knowledge of the Company, the Company is not the subject of any governmental investigation or inquiry nor is there any valid basis for any of the foregoing. The Company is not subject to any judgment, order or decree of any court or other Governmental Authority. The Company is fully insured with respect to each of the matters set forth in Section 4.11 of the Company Disclosure Schedule. The Company has not threatened, initiated or taken any steps towards the commencement of any Action against any third-party.

SECTION 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true and complete list of all Benefit Plans. Each Benefit Plan is in writing and the Company has made available to Parent and Merger Sub a true and complete copy of each Benefit Plan (including all amendments and attachments thereto) and has made available to Parent and Merger Sub a true and complete copy of the following items related to each Benefit Plan (in each case, only if applicable): (i) each trust or other funding arrangement; (ii) each summary plan description and summary of material modifications of such description; (iii) the three most recently filed annual reports on IRS Form 5500 for each such Benefit Plan; (iv) the most recently received IRS determination or opinion letter for each such Benefit Plan; and (v) all filings made with any Governmental Authority, including, but not limited to, any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program. Except as provided for in this Agreement, the Company does not have any expressed or implied commitment, whether legally enforceable or not, to do any of the following: (A) to create or incur any material Liability with respect to any other employee benefit plan, program or arrangement; (B) to enter into any Contract to provide compensation or benefits to any individual; or (C) to modify, change or terminate any Benefit Plan, other than with respect to a modification, change or termination required by applicable Laws, including ERISA and the Code.

(b) Except for the Stock Plan, the Company does not have a stock option, stock incentive, stock award, equity compensation or other plan pursuant to which the Company has granted Equity Participations.

(c) Except as set forth on Section 4.12(c) of the Company Disclosure Schedule, each Benefit Plan, employment agreement, or other contract, plan, program, agreement, or arrangement maintained by the Company that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) complies in form with and has been operated in good faith compliance since January 1, 2005 and in compliance since January 1, 2009, in each case, with Section 409A of the Code and the then applicable guidance issued by the Internal Revenue Service thereunder (together, the “409A Authorities”).

(d) Neither the Company nor any ERISA Affiliate has, at any time, contributed to, participated in, maintained or sponsored, or has been required to contribute to or participate in or has incurred any Liability (contingent or otherwise) with respect to, and no

Benefit Plan is any of the following: (i) an employee pension benefit plan (within the meaning of Section 3(2) of ERISA), which is or has been subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company could incur Liability under Section 4063, Section 4064, Section 4069 or Section 4212(c) of ERISA. None of the assets of the Company is, or may reasonably be expected to become, the subject of any Lien arising under ERISA or Section 412(n) of the Code. Except as set forth on Section 4.12(d) of the Company Disclosure Schedule, none of the Benefit Plans: (A) provides for the payment of separation, severance, termination or similar-type benefits to any person; (B) obligates the Company or any Subsidiary (other than Colorescience) to pay separation, severance, termination or similar-type benefits solely or partially as a result of any Transaction; or (C) obligates the Company or any Subsidiary (other than Colorescience) to make any payment or provide any benefit as a result of a “change in control,” within the meaning of such term under Section 280G of the Code. Except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state Law, or as set forth on Section 4.12(d) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate has any obligation for retiree or post-employment medical, disability or life insurance benefits to any current or former employee, officer or director of the Company under any Benefit Plan. With respect to any “group health plan” within the meaning of Section 5000(b)(1) of the Code, the Company and the ERISA Affiliates have complied in all material respects with the following: (i) the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle I of ERISA and the regulations thereunder, and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder.

(e) Each Benefit Plan is now and always has been maintained and operated in compliance with its terms and the requirements of all applicable Laws in all material respects. The Company has performed all material obligations required to be performed by it under, is not in material default under or in violation of, and has no Knowledge of any material default or violation by any party to, any Benefit Plan. No Action is pending or, to the Company’s Knowledge, threatened in writing with respect to any Benefit Plan (other than claims for benefits in the Ordinary Course of Business) and no fact or event exists that could reasonably be expected to give rise to any such Action, including, any audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority. No non-exempt “prohibited transaction” (as defined in Sections 406 and 408 of ERISA or Section 4975 of the Code) has occurred with respect to any Benefit Plan which could subject the Company to any tax or penalty under Section 4975 of the Code or Section 502 of ERISA. With respect to the Benefit Plans, no event has occurred and there exists no condition or set of circumstances in connection with which the Company could be subject to any material Liability (other than routine claims for benefits) under the terms thereof, or with respect thereto, or under any applicable Law.

(f) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination or opinion letter from the IRS as to its qualified status, and each trust established in connection with any Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter which has adversely affected or is likely to adversely affect such qualified or exempt status.

(g) All employer or employee contributions, premiums or payments required by applicable Law or pursuant to the terms of any Benefit Plan to be made with respect to any Benefit Plan, have been timely paid in full, or, to the extent not yet due, have been accrued in the Interim Financial Statements to the extent required by GAAP.

(h) There does not now exist, and there are no circumstances that could reasonably be expected to result in, any Controlled Group Liability, as hereinafter defined, that would be a Liability of the Company following the Closing. For purposes of this paragraph, “Controlled Group Liability” means any and all Liabilities, contingent or otherwise (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) result from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 601 et seq. of the Code and Section 601 et seq. of ERISA, or (v) under corresponding or similar provisions of foreign Laws or regulations, in each case, other than pursuant to any Benefit Plan.

(i) Except as set forth on Section 4.12(i) of the Company Disclosure Schedule, and other than the acceleration of the Company Options and Company Restricted Stock pursuant to Section 2.05, neither the execution and delivery of this Agreement nor the consummation of transactions contemplated by this Agreement, will (either alone or in conjunction with any other event, whether contingent or otherwise) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit due to any Person, or result in any breach or violation of, or a default under, any Benefit Plan. Except as set forth on Section 4.12(i) of the Company Disclosure Schedule, no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) or by any of the Ancillary Documents, by any employee, officer, director or other service provider of the Company or any of its subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) Except as set forth on Section 4.12(j) of the Company Disclosure Schedule, the Company has not sponsored, maintained, participated in, or contributed to, and has not been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program, or other arrangement providing compensation or benefits to any employee or former employee (or any dependent thereof) that is subject to the Laws of any jurisdiction outside of the United States.

SECTION 4.13 Labor and Employment Matters.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all employees of the Company, their current annualized base salary, their expected or target bonus to be paid in fiscal year ended December 31, 2012 and their state (or province) and country of employment.

(b) The Company is in compliance, in all material respects, with all contractual, legal, regulatory and other obligations relating to the employment of labor, including those related to wages, hours, immigration and naturalization, insurance coverage, Social Security, pension plans, data protection, Tax, prohibition of discrimination due to age, gender, race, national origin or disability, religion, occupational safety and health requirements and collective bargaining, WARN and any similar state or local “mass layoff” or “plant closing” Laws. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the twelve (12) months prior to the Closing.

(c) Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, there are no claims relating to unfair labor practices or labor issues pending or, to the Company’s Knowledge, threatened in writing between the Company and its employees or any trade union or any other similar organization.

(d) There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the Company’s Knowledge, threatened in writing with respect to the Company. There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s Knowledge, threatened in writing with respect to the Company.

(e) The Company is not a party to any collective bargaining agreement or other labor union Contract applicable to persons employed by the Company, nor, to the Company’s Knowledge, are there any activities or proceedings of any labor union to organize any such employees.

(f) Except as set forth in Section 4.13(f), the Company has paid in full to all employees or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Company’s Knowledge, threatened in writing before any Governmental Authority with respect to any persons currently or formerly employed by the Company. The Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(g) As of the date of this Agreement, to the Knowledge of the Company, none of the Company’s officers have indicated to the Company that he or she intends to terminate his or her relationship with the Company for any reason, including as a result of the transactions contemplated hereby.

(h) The Company has properly classified in all material respects all individuals providing services to the Company as employees or non-employees for all relevant purposes.

(i) Except as set forth in Section 4.13(i) of the Company Disclosure Schedule and to the actual knowledge of the persons set forth in the definition of “Knowledge” (without the need for investigation into such matters), none of the Company’s directors, officers, employees or contractors are or have been (or have been notified that they may be): (a) subject to voluntary or involuntary petition under any bankruptcy or insolvency Laws for his or her business or property, or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (b) convicted in a criminal proceeding or named in a pending criminal proceeding (excluding traffic violations); (c) subject to any court order enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; (d) found by a Governmental Authority to have violated any securities, commodities, or unfair trade practices Law; or (e) identified on any of the following documents: (i) the Office of Foreign Assets Control of the United States Department of the Treasury list of “Specially Designated Nationals and Blocked Persons;” (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List;” (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties;” or (iv) the United Nations Security Council Counter-Terrorism Committee “Consolidated List.”

SECTION 4.14 Real Property; Title to Assets.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and correct list of all real property owned by the Company (each, an “Owned Real Property”), including the address and recorded parcel number of such property. The Company has good, valid and marketable title in fee simple to all Owned Real Property, free and clear of all Liens other than Permitted Exceptions. All property and other similar taxes and assessments in respect of the Owned Real Property have been timely paid, and there is no such outstanding tax or assessment that is due and payable but has not yet been paid. There are no outstanding options or other contractual rights to purchase, lease or use, or rights of first refusal to purchase, the Owned Real Property or any portion thereof or interests therein or contracts relating to the right to receive any portion of the income or profits from the sale, operation or development thereof. All of the structures, facilities, fixtures, systems, improvements and other items of property located on the Owned Real Property are adequately maintained and suitable in all material respects for the purpose of conducting the business of the Company as presently conducted, and, to the Knowledge of the Company, the operation thereof as presently conducted is not in violation of any applicable building code, zoning ordinance, Contract or other applicable Law. There are no material latent defects or material adverse physical conditions affecting any Owned Real Property. No parcel of Owned Real Property is subject to any decree or order of a Governmental Authority to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority nor, to the Knowledge of the Company, has any such action been proposed.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth a true and complete list of each parcel of real property currently leased or subleased by the Company, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company in connection therewith and each amendment to any of the foregoing and all ancillary documents pertaining thereto (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered to Parent. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s Knowledge, by the other party to such lease or sublease. Each parcel of real property leased by the Company is neither subject to any Order of a Governmental Authority to be sold nor is being condemned, expropriated or otherwise taken by any Governmental Authority, nor, to the Company’s Knowledge, has any such condemnation, expropriation or taking been proposed.

(c) The Lease Documents grant to the tenant thereunder the exclusive right to use and occupy the premises demised thereunder, and, except as set forth in Section 4.14(c) of the Company Disclosure Schedule, the Company has not entered into any lease or sublease granting any Person the right to occupy or use (or the option to exercise the right to occupy or use) all or any portion of such premises.

(d) Except with respect to Intellectual Property, the tangible and intangible assets used by the Company in the operation of its business:

(i) belong to or may be lawfully used by the Company, free and clear of any Lien, other than (A) Liens for Taxes or assessments or other governmental charges not yet due and payable or that are being contested in good faith through appropriate proceedings; (B) inchoate and unperfected workers’, mechanics’, materialmens’ Liens for construction in progress; (C) workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar possessory Liens arising in the Ordinary Course of Business; (D) pledges or deposits of money securing statutory obligations under workmen’s compensation, unemployment insurance, social security or public liability laws or similar legislation; and (E) Liens and other imperfections of title and encumbrances that do not materially reduce the value of the asset subject thereto or impair its use by the Company (collectively, “Permitted Exceptions”); and

(ii) are sufficient for the continuation of the business of the Company after the Closing in substantially the same manner as it is currently conducted and as conducted as of the Effective Time.

(e) The Company has taken all commercially reasonable efforts to maintain the rights of the Company to its material assets, whether tangible or intangible.

(f) The tangible assets owned or used by the Company are in good operating condition and repair taking into account normal wear and tear.

(g) There has been no termination of, or, to the Company’s Knowledge, written threat to terminate, the right of the Company to use or possess any of its assets, whether tangible or intangible, that are necessary for the continuation of the business of the Company.

SECTION 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Schedule accurately and completely sets forth:

(i) in Section 4.15(a)(i) of the Company Disclosure Schedule: (A) each item of Registered IP included in the Company Controlled IP; (B) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; (C) whether such item of Registered IP is owned by or exclusively licensed to the Company; and (D) if such item of Registered IP is owned by the Company, any other Person that has an ownership interest in such item of Registered IP and the extent of such ownership interest or, if such item of Registered IP is exclusively licensed to the Company, the Person from which such item of Registered IP is exclusively licensed;

(ii) in Section 4.15(a)(ii) of the Company Disclosure Schedule, each written Contract pursuant to which the Company has received or has been granted a license or other right (other than an ownership interest) in or to any Company Licensed IP, including a covenant-not-to-sue;

(iii) in Section 4.15(a)(iii) of the Company Disclosure Schedule, each written Contract pursuant to which any third-party has received or has been granted a license or other right (other than an ownership interest) in or to any of the Company Owned IP, including any covenant-not-to-sue; and

(iv) in Section 4.15(a)(iv) of the Company Disclosure Schedule, each Contract (excluding employee proprietary inventions and assignment agreements and any agreements pursuant to which an individual consultant or independent contractor performed services on a full-time basis for or on behalf of the Company while onsite at the Company’s facilities) pursuant to which any Intellectual Property was developed by the Company (excluding Colorescience) or by a third-party, including any such Contract that expressly contemplates any of the following: (A) the development of any Intellectual Property by such third-party for the Company (excluding Colorescience); (B) the development of any Intellectual Property by the Company (excluding Colorescience) for any such third-party; or (C) the collaborative development of Intellectual Property by the Company (excluding Colorescience) and such third-party;

(v) in Section 4.15(a)(v) of the Company Disclosure Schedule, all Company Products; and

(vi) in Section 4.15(a)(vi) of the Company Disclosure Schedule, a list of all Contracts or other obligations of the Company where it is required to pay any consideration (whether financial or otherwise) or account to any third-party with respect to any exercise of rights by the Company, or any successor to the Company, in any Company IP or Company Product.

(b) Except for those Contracts expressly identified in Section 4.15(b) of the Company Disclosure Schedule, the Company is not bound by, and no Company Owned IP or, to the Company’s Knowledge, any Company Licensed IP that is exclusively licensed to the Company is subject to, any Contract containing any covenant or other provision that in any material way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Controlled IP anywhere in the world. The Company has not transferred any ownership interest in any Company Owned IP or any Intellectual Property that, prior to such transfer, constituted Company Owned IP to any third-party, or permitted any Company Owned that is used or practiced in the current conduct of the business of the Company to enter the public domain (other than the publication of patents and patent applications by the relevant patent offices or by WIPO for PCT applications) or, with respect to Registered IP included in Company Owned IP, to lapse (other than through the expiration of an item of Registered IP at the end of its maximum statutory term or except as listed as abandoned or expired in Section 4.15(a)(i) of the Company Disclosure Schedule). The Company does not have an explicit or, to the Company’s Knowledge, implied legal obligation, absolute or contingent, to any other Person to license, sell, transfer or assign any of the Company Owned IP except pursuant to any Material IP Contract listed in Section 4.15(a)(iii) of the Company Disclosure Schedule.

(c) The Company exclusively owns all right, title and interest to all Registered IP identified in Section 4.15(a)(i) of the Company Disclosure Schedule as owned by the Company and all other Intellectual Property purportedly owned by the Company (excluding Colorescience), including all Proprietary Names that have been adopted by the Company and are used in the conduct of the business of the Company (other than Colorescience) and all Intellectual Property developed or created for the Company (excluding Colorescience) by any employee, consultant or independent contractor of the Company, in each case, free and clear of any and all Liens. No Colorescience Intellectual Property is used in the conduct of the business of the Company or any of its Subsidiaries (other than Colorescience), including in connection with the development, manufacture or sale or any Company Products. Without limiting the generality of the foregoing, except as set forth in Section 4.15(c) of the Company Disclosure Schedule:

(i) each Person who is or was an employee, consultant or independent contractor of the Company and (x) who is or was involved in the creation or development of any Intellectual Property for the Company that is used in the current conduct of the business of the Company, or (y) who is or was named as an inventor on any patent application filed by or on behalf of the Company, has signed one or more valid and enforceable agreements containing an irrevocable assignment of that Person’s rights in such Intellectual Property, to the Company, and confidentiality provisions protecting the trade secrets included in the Company Owned IP, and other confidential information of the Company (excluding Colorescience), and, to the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company (excluding Colorescience): (A) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party (including academic or medical institutions) by virtue of such employee, consultant or independent contractor being employed by, or performing services for, the Company (excluding Colorescience) or using trade secrets or proprietary information of others without permission; or (B) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work product for the Company (excluding Colorescience) that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted, or is obligated to assign or otherwise grant, to any third-party any rights in or to such technology, software or other copyrightable, patentable or otherwise proprietary work product;

(ii) no current or former employee, consultant or independent contractor of the Company (excluding Colorescience) has any license, right (whether or not currently exercisable), or interest to or in any Company Owned IP or other Intellectual Property purportedly owned by the Company (excluding Colorescience);

(iii) to the Company’s Knowledge, no current or former employee, consultant, or independent contractor who has performed services onsite at the Company’s facilities for the Company (excluding Colorescience) is in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality, where the cause or nature of the breach arises out of the performance of any services related to the development of any Intellectual Property by such employee, consultant, or independent contractor on behalf of the Company (excluding Colorescience);

(iv) to the Company’s Knowledge, no funding, facilities or personnel of any Governmental Authority or any university or other educational institution were used to develop or create, in whole or in part, any Company Owned IP or other Intellectual Property purportedly owned by the Company (excluding Colorescience), and no funding from any Person (other than funds received in consideration for purchase of the capital stock of the Company) was used in the development of such Intellectual Property. To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any Company Owned IP or other Intellectual Property purportedly owned by the Company (excluding Colorescience) and no current or former employee, consultant or independent contractor of any licensor of any exclusively licensed Company Licensed IP, in each case, that is used in the current conduct of the Company’s (excluding Colorescience’s) business, was employed by or has performed services for any government, university, college or other educational or medical institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company (excluding Colorescience) or such licensor, as applicable; and

(v) the Company (excluding Colorescience) is not currently bound by any agreement that obligates the Company to assign any Company Controlled IP to any Person (it being understood that no representation and warranty is made in this clause (v) as to any agreement to which the Company is not a party and that the Company has not assumed or agreed to be bound by).

(d) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets and other confidential information included in the Company Controlled IP that is used in the conduct of the Company’s business as currently conducted (“Confidential IP Information”). All use or appropriation of Confidential IP Information by the Company or disclosure of Confidential IP Information by the Company to a third-party has been pursuant to the terms of a written Contract between the Company and such third-party that requires such third-party to maintain the confidentiality of such Confidential IP Information. All use, disclosure or appropriation of Confidential IP Information by the Company that is not owned by the Company has been pursuant to the terms of a written Contract between the Company and the owner of such Confidential IP Information and in compliance with any applicable legal obligations of the Company. All current and former employees, independent contractors, consultants, and agents of the Company having access to Confidential IP Information have executed and delivered to the Company an agreement regarding the protection of such Confidential IP Information or proprietary information (in the case of proprietary information of the customers and business partners of the Company, to the extent the Company has confidentiality obligations to such customers and business partners). Without limiting the foregoing, (i) no employee, independent contractor, consultant, or agent of the Company (excluding Colorescience) has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor, consultant or agent of the Company (excluding Colorescience); and (ii) to the Company’s Knowledge, no employee, independent contractor, consultant or agent of the Company (excluding Colorescience) is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of the Company IP.

(e) All rights in Intellectual Property (other than patents and trademarks) and, to the Company’s Knowledge, in patents and trademarks, sufficient to conduct the business of the Company (excluding Colorescience) as currently conducted and as conducted as of the Effective Time, are either (i) owned by the Company or (ii) licensed to the Company pursuant to the Contracts listed in Section 4.15(a)(ii) of the Company Disclosure Schedule.

(f) Each item of Registered IP (other than pending applications) included in the Company Owned IP or, to the Company’s Knowledge, any exclusively licensed Company Licensed IP is subsisting and, to the Company’s Knowledge, valid and enforceable in all material respects, except as set forth in Sections 4.15(a)(i) and 4.15(a)(ii) of the Company Disclosure Schedule. Except as set forth in Sections 4.15(a)(i) and 4.15(a)(ii) of the Company Disclosure Schedule, all actions reasonably necessary to maintain the Registered IP included in the Company Owned IP or, to the Company’s Knowledge, any exclusively licensed Company Licensed IP have been taken, or will be taken prior to being prejudiced by such failure, including payment of applicable registration, maintenance and renewal fees, filing of applicable statements of use, timely response to office actions and disclosure of any required information. All patents and patent applications owned by the Company (excluding Colorescience) under which a current or former employee, contractor or consultant of the Company (excluding Colorescience) is a named inventor (collectively, “Company Originated Patent Rights”) or, to the Company’s Knowledge, all other patents and patent applications owned by the Company or exclusively licensed to the Company list the correct inventorship. To the Company’s Knowledge, all material documents, recordations and certificates in connection with such patents and patent applications owned by the Company or, to the Company’s Knowledge, exclusively licensed to the Company have been filed with the relevant patent authorities in the United States or non-U.S. jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such patents and patent applications. To the Company’s Knowledge, Section 4.15(f) of the Company Disclosure Schedule includes a true and complete list of all actions that must be taken within 120 calendar days of the date hereof with respect to any of the Registered IP owned by the Company (excluding Colorescience) or, to the Company’s Knowledge, exclusively licensed to the Company (excluding Colorescience). The Company has used commercially reasonable efforts since January 1, 2012 to comply in all material respects with all applicable notice and marking requirements for the Registered IP included in the Company Controlled IP and Section 4.15(f) of the Company Disclosure Schedule identifies any claims, actions or proceedings to which the Company is or has been a party in which it has been asserted that the Company has not complied with such requirements. No inequitable conduct has been committed in the prosecution of any Company Originated Patent Rights or, to the Company’s Knowledge, any other patents or patent applications owned by the Company or exclusively licensed to the Company and, to the Company’s Knowledge, no material information was withheld from any

Person requiring disclosure of such information during prosecution of such patent applications or patents. Without limiting the generality of the foregoing, (i) each item of Registered IP owned by the Company (excluding Colorescience) or, to the Company’s Knowledge, exclusively licensed to the Company (excluding Colorescience) is in material compliance with applicable Law, and all filings, payments and other actions required to be made or taken to maintain each such item of Registered IP in full force and effect have been made or will be made by the applicable final deadline, except as listed as abandoned or expired in Section 4.15(a)(i) of the Company Disclosure Schedule and (ii) the Company (excluding Colorescience) has delivered or made available, or will promptly after the date hereof deliver or make available, as reasonably requested by Parent, to Parent complete and accurate copies of all applications, material correspondence to and from U.S. and international patent, trademark, and copyright offices or third parties, and other material documents related to each such item of Registered IP referenced in Section 4.15(a)(i) of the Company Disclosure Schedule.

(g) Neither the execution, delivery or performance of this Agreement or any of the Ancillary Documents nor the consummation of any of the Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or assert: (i) a loss of, or Lien on, any Company IP, or any Company IP to cease to be valid and enforceable rights of the Company; (ii) the release, disclosure or delivery of any Company IP by any escrow agent or to any other Person; (iii) the grant, assignment or transfer to any other Person of any license or other material right or interest, such as an ownership interest or covenant-not-to-sue, under, in or to any of the Company IP; (iv) that Company is in breach of any Material IP Contract; (v) that such Person has obtained rights under any of the Company IP or that Parent or Merger Sub will be obligated to pay any royalties or other amounts to any third-party in excess of those payable by Company prior to the Closing; or (vi) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company IP, or impair the right of the Company or Parent to use, possess, sell or license any Company IP or portion thereof. Following the Closing, the Surviving Corporation will be permitted to cause to be exercised all of the rights of the Company under the Company IP to the same extent the Company would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay. There are no royalties, honoraria, fees or other payments payable by the Company to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) under any Contract binding on the Company as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company IP by the Company (excluding any royalties or other amounts expressly set forth in any Material IP Contract listed in Section 4.15(a)(ii) of the Company Disclosure Schedule), and the consummation of the transactions contemplated by this Agreement will not result in any such royalties, honoraria, fees or other payments being payable by Parent. Following the Closing, except for any payment obligations expressly identified in Section 4.15(g) of the Company Disclosure Schedule and as otherwise restricted pursuant to the terms of the Material IP Contracts identified in Section 4.15(g) of the Company Disclosure Schedule, all Company Controlled IP will be fully transferable, alienable or licensable by the Surviving Corporation without restriction and without payment of any kind to any third-party.

(h) To the Company’s Knowledge, (i) no Person has infringed, misappropriated, or otherwise violated any Company Owned IP or Company’s rights in any exclusively licensed Company IP in any material respect and (ii) no Person is currently infringing, misappropriating or otherwise violating any Company Owned IP or Company’s rights in any exclusively licensed Company IP in any material respect.

(i) The Company (excluding Colorescience), and the use of Company IP, and/or the making, using, selling, offering to sale and importing of the Company Products or the conduct of the Company’s (excluding Colorescience’s) business has not infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated in any material respect any rights in Intellectual Property (other than patents and trademarks) and, to the Company’s Knowledge, any patents or trademarks of any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation, or similar Action is pending or, to the Company’s Knowledge, is threatened in writing, against the Company (excluding Colorescience);

(ii) to the Company’s Knowledge, no infringement, misappropriation, or similar Action relating to the Company IP is pending or threatened in writing against any licensee, customer, vendor or supplier of the Company (excluding Colorescience) who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company (excluding Colorescience) with respect to such Action;

(iii) except as set forth in Section 4.15(i)(iii) of the Company Disclosure Schedule, the Company (excluding Colorescience) has not received in the prior three (3) years any written notice relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of another Person by the Company (excluding Colorescience);

(iv) no Action, other than patent and trademark prosecution in the normal course, is pending or, to the Company’s Knowledge, threatened in writing challenging the scope, ownership, validity, or enforceability of the Company Owned IP or, to the Company’s Knowledge, the exclusively licensed Company Licensed IP and none of the Company Owned IP and, to the Company’s Knowledge, Company Licensed IP is subject to any pending or, to the Company’s Knowledge, written threat with respect to an outstanding Order, stipulation, proceeding, or notification, including any pending interference, opposition, cancellation, reissue, reexamination, or other challenge or adversarial proceeding, restricting in any manner the use, transfer, or licensing by the Company of any Company Controlled IP, or which may affect the validity, use or enforceability of any Company Controlled IP;

(v) none of the Company Owned IP and, to the Company’s Knowledge, Company Licensed IP is subject to any Contract restricting in any manner the use, transfer, or licensing by the Company of such Company IP (other than limitations expressly set forth in any Material IP Contract listed in Section 4.15(a)(ii) of the Company Disclosure Schedule), or which may affect the validity, use or enforceability of such Company IP;

(vi) the Company (excluding Colorescience) has not received any written opinion of counsel regarding the validity or enforceability of any intellectual property right of a third-party or the infringement of any third-party intellectual property as relates to Company Products; and

(vii) no Proprietary Name owned by the Company (excluding Colorescience) that is used in the current conduct of the Company’s business conflicts with or infringes any Proprietary Name owned, used or applied for by any other Person in any jurisdiction (1) where the Company currently markets or promotes any Company Products using such Proprietary Name or (2) to the Company’s Knowledge, in which the Company presently plans to commence the marketing or promotion of any Company Products using such Proprietary Name within the next six (6) months.

(j) The Company (excluding Colorescience) is not bound by any Contract to indemnify, hold harmless or reimburse any other Person with respect to, or has assumed, pursuant to any Contract any existing or potential Liability of another Person for, any infringement of Intellectual Property, misappropriation or similar claim.

(k) The Company Products do not contain any known design or other defect or error that would reasonably be expected to (i) materially and adversely affect the use, functionality, or performance of such products; or (ii) result in the failure in any material respect to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such products.

(l) The Company has obtained all approvals necessary for exporting the Company Products outside the United States in accordance with all applicable United States export control, embargo and other regulations, and importing such products into any country in which such products are now sold or licensed for use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.

SECTION 4.16 Taxes.

(a) Filing of Tax Returns. The Company has duly and timely filed (taking into account any extension of time within which to file) with the appropriate Governmental Authorities all Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes due and payable by the Company (whether or not shown on any Tax Returns) have been timely paid except for those Taxes that are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made in the past three (3) years by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, and no such material written claim was made in the year preceding such three (3) year period.

(b) Unpaid Taxes. The unpaid Taxes of the Company did not, as of the date of the Interim Financial Statements, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto). Since the date of the Interim Financial Statements, the Company has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Audits, Investigations or Claims. No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed in writing by a Governmental Authority that have not been settled or resolved. There are no pending or, to the Company’s Knowledge, audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Company, and there are no matters under discussion with any Governmental Authority with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to the Company. The Company has delivered or made available to Parent complete and accurate copies of federal, state and local income Tax Returns of the Company for all tax years for which the statute of limitations for assessment has not expired, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company with respect to Taxes of any type. The Company has not waived any statute of limitations that is currently in effect with respect to Taxes, or agreed to any extension of time that is currently in effect with respect to a Tax assessment or deficiency, nor has any pending request been made in writing for any such extension or waiver. No power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any Taxes of any Company is currently in effect.

(d) Liens. There are no Liens for Taxes (other than current Taxes not yet due and payable or that are being contested in good faith through appropriate proceedings) on any of the assets or properties of the Company.

(e) No Withholding. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third-party.

(f) Other Entity Liability. The Company does not have any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502–6 (or any similar provision of state, local, or foreign Law), or as a transferee, by Contract, or otherwise (excluding “Tax Sharing Agreements” as defined herein). The Company has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or any similar group for federal, state, local or foreign Tax purposes.

(g) Tax Sharing Agreements. There are no Tax sharing agreements or similar arrangements (including indemnity arrangements), excluding customary Tax indemnification provisions in credit, lease or other commercial Contracts not primarily relating to Taxes (“Tax Sharing Agreements”) with respect to or involving the Company, and, after the Closing Date, the Company shall not be bound by any such Tax Sharing Agreements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(h) Spin-Offs. The Company has not distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code, and no stock of the Company has been distributed in a transaction satisfying the requirements of Section 355 of the Code.

(i) Tax Elections. The Company has not: (i) agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) made, nor is it required to make, an election to treat any of its assets as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax–exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iii) acquired or owned any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; or (iv) engaged in an installment sale or open transaction disposition or executed a “closing agreement” as described in Section 7121 of the Code that would require the Company to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date.

(j) Partnerships, Single Member LLCs, CFCs, PHCs, and PFICs. The Company (i) is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is reported as a partnership for Tax purposes; (ii) does not own a single member limited liability company which is treated as a disregarded entity; (iii) is not a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law); (iv) is not a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law), and (v) is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(k) International Boycotts. The Company has not participated in and is not participating in an international boycott within the meaning of Code Section 999.

(l) Tax Shelters. The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulation Section 1.6011-4(b). If the Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income tax within the meaning of Code Section 6662, then it either (x) believes that it has substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction.

(m) Spin Out Taxable Gain. The amount that the Spin Out Taxable Gain exceeds ten million dollars ($10,000,000), if any, is as set forth on Section 4.16(m) of the Company Disclosure Schedule.

SECTION 4.17 Environmental Matters. The Company is not in violation of, and has not violated, any Environmental Law. None of the properties currently or, to the Company’s Knowledge, formerly leased, owned, or operated by the Company (including soils and surface and ground waters) is or has been contaminated with any Hazardous Substance as a result of releases of Hazardous Substances by the Company or its Subsidiaries or, except as set forth on Section 4.17 of the Company Disclosure Schedule, to the Company’s Knowledge, is or has been contaminated with any Hazardous Substance as a result of releases of Hazardous Substances by any Person. The Company is not liable for any off-site contamination by Hazardous Substances as a result of releases of Hazardous Substances by the Company or its Subsidiaries, nor, to the Company’s Knowledge, is there any basis for any such Liability. There is no site to which the Company has transported or arranged for the transport of Hazardous Substances which, to the Company’s Knowledge, is or may become the subject of any environmental action. The Company is not liable under any Environmental Law (including pending or, to the Company’s Knowledge, written threats with respect to Liens) as a result of releases of Hazardous Substances by the Company or its Subsidiaries, nor, to the Company’s Knowledge, is there any basis for any such Liability. The Company is not liable under any Environmental Law as a result of exposing any individual to Hazardous Substances. The Company has not retained or assumed, by contract or operation of Law, any liabilities or obligations of any other Person relating to Environmental Law, including any obligation for corrective or remedial action. The Company has all material Permits required under any Environmental Law (“Environmental Permits”) for the conduct and operation of its business as now being conducted and as conducted as of the Effective Time, and all such Environmental Permits are in good standing. The Company has always been and is in compliance in all material respects with its Environmental Permits. Neither the execution of this Agreement nor the consummation of the Transactions will require the Company to undertake any investigation, remediation or other action with respect to Hazardous Substances. The Company has provided to Parent all material environmental reports, studies, audits or similar documents.

SECTION 4.18 Material Contracts.

(a) Section 4.18 of the Company Disclosure Schedule sets forth the following types of Contracts to which the Company is a party (such Contracts, together with the Material IP Contracts, being the “Material Contracts”):

(i) each Contract, whether or not made in the Ordinary Course of Business, that contemplates an exchange of consideration with a value of more than one hundred thousand dollars ($100,000), in the aggregate, over the term of such Contract;

(ii) all Contracts evidencing Indebtedness;

(iii) all joint venture, partnership, strategic alliance and business acquisition or divestiture agreements (and all letters of intent, term sheets and draft agreements relating to any such pending transactions);

(iv) all Contracts (other than Contracts evidencing Company Options, Company Restricted Stock, or Warrants) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any Equity Participations of the Company, (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any Equity Participations of the Company, or (C) providing the Company with any right of first refusal with respect to, or right to repurchase or redeem, any Equity Participations;

(v) all exclusive distribution Contracts to which the Company is a party;

(vi) all leases of real property leased for the use or benefit of the Company and all leases of personal property involving annual payments by the Company in excess of fifty thousand dollars ($50,000);

(vii) all Contracts pursuant to which the Company obtains from any third-party the right to manufacture any Company Product;

(viii) all Contracts pursuant to which the Company grants to any third-party the right to manufacture any Company Product;

(ix) all distributor, dealer, reseller, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party and any other Contract that compensates any Person based on any sales by the Company;

(x) each employment, consulting, severance or change in control agreement or any other Contract (A) relating to the employment of, or the performance of services by, any employee, director, consultant or other service provider of the Company that provides for compensation of more than one hundred thousand dollars ($100,000) per year, (B) pursuant to which the Company is or may become obligated to make any severance, termination or similar payment to any current or former employee, director, consultant or other service provider, or which otherwise modifies the at-will relationship with an employee, or (C) pursuant to which the Company is or may become obligated to make any bonus or similar payment (whether in the form of cash, stock or other securities, but excluding payments constituting base salary and sales commissions) to any current or former employee, director, consultant or other service provider;

(xi) each Contract that provides for the indemnification of any Person;

(xii) all Contracts with any Governmental Authority to which the Company is a party;

(xiii) all Contracts imposing any restriction on the right or ability of the Company to do any of the following: (A) to compete with, or solicit any customer of, any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor; (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (E) to perform services for any other Person; or (F) to transact business or deal in any other manner with any other Person;

(xiv) all Contracts that, by virtue of the change in control resulting from the completion of the Transactions, would require consent or contain any clause that would trigger adverse consequences for Parent or Merger Sub or the Company;

(xv) all Contracts that result in any Person holding a power of attorney from the Company;

(xvi) all Contracts related to professional services rendered to the Company in connection with this Agreement;

(xvii) all Contracts relating to the design, development, testing, manufacture, or clinical trials (including pre- and post-marketing trials) relating to the Company Products;

(xviii) all Contracts between the Company and any Related Party of the Company; and

(xix) all other Contracts, whether or not made in the Ordinary Course of Business, which are material to the Company.

(b) Each Material Contract is valid, existing, and, to the Company’s Knowledge, enforceable against the parties thereto, in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting creditors generally and to general equity principles.

(c) The Company has not materially violated or breached, or committed any material default under, any Material Contract, and, to the Company’s Knowledge, no other party to a Material Contract has materially violated or breached, or committed any material default under, any Material Contract.

(d) No event has occurred and, to the Company’s Knowledge, no circumstance or condition exists that (with or without notice or lapse of time) will, or would reasonably be expected to do any of the following: (A) result in a violation or breach of any of the provisions of any Material Contract; (B) give any party to a Material Contract the right to accelerate the maturity or performance of any Material Contract; or (C) give any party to a Material Contract the right to cancel, terminate or materially modify any Material Contract. No Material Contract gives any counterparty to the Company the right to terminate such Contract without cause.

(e) The Company has not received any written notice regarding any unresolved issue that would constitute a violation or breach of, or default under, any Material Contract.

(f) The Company has not waived any of its rights under any Material Contract. The Company has delivered to Parent true and complete copies of all Material Contracts.

SECTION 4.19 Insurance.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies under which the Company has been an insured, the named insured or otherwise the principal beneficiary of coverage at any time within the past three (3) years showing each of the following: (i) the names of the insurer, the principal insured and each named insured; (ii) the policy number; (iii) the period, scope and amount of coverage; (iv) the premium charged; and (v) a current, complete and accurate list of all insurance claims notified during the five (5) years preceding the date of this Agreement. Pursuant to such insurance policies:

(i) all assets of the Company that are of an insurable nature are fully insured to their full replacement value against all risks normally insured against;

(ii) the Company is and has at all times been adequately covered against all legal Liability and risks normally insured against (including Liability to employees or third parties for personal injury or loss or damage to property, product liability and loss of profit);

(iii) the insurance is sufficient for compliance with applicable Law and for compliance with any obligation under any Contract to which the Company is a party; and

(iv) the insurance is provided by established, reputable and nationally recognized insurers.

(b) All material insurable risks the of Company regarding its business are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which the Company is engaged.

(c) With respect to such insurance policies: (i) each policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the Ordinary Course of Business, is in full force and effect; and (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy.

(d) There has been no circumstance or breach of any terms, conditions, representations or warranties under any of the insurance policies or under applicable Law that would entitle insurers to decline to pay all or any part of any claim made under the policies. The Company has paid all premiums when due and has otherwise performed all of its respective obligations under all insurance policies. No insurer has threatened in writing to terminate any of the insurance policies, to reduce the scope of the insurance or to materially increase the premiums owed. The Company has given notice to the insurers of all claims that may be insured under the insurance policies. The insurance policies will continue to be in full force and effect following the closing of the Transaction and will not terminate or lapse by reason of the Transactions.

SECTION 4.20 Certain Business Practices. Neither the Company nor, to the Company’s Knowledge, any of its directors, officers, or employees (in their capacity as directors, officers, or employees) has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Company’s business; (b) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority which is in any manner illegal under any applicable Laws of the United States or any other country having jurisdiction; or (c) made any payment to any customer or supplier of the Company, or given any other consideration to any such customer or supplier in respect of the Company’s business that violates applicable Law in any material respect. The books, records and accounts of the Company have at all times accurately and fairly reflected, in reasonable detail, the transactions and dispositions of their respective funds and assets. There have never been any false or fictitious entries made in the books, records or accounts of the Company relating to any illegal payment or secret or unrecorded fund, and the Company has not established or maintained a secret or unrecorded fund.

SECTION 4.21 Related Party Transactions.

(a) Except as set forth in Section 4.21 of the Company Disclosure Schedule, no Related Party of the Company: (i) to the Company’s Knowledge, owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or its business; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that the Company uses or has used in or pertaining to the business of the Company; (iii) has or has had any business dealings or a financial interest in any transaction with the Company or involving any assets or property of the Company, other than business dealings or transactions conducted in the Ordinary Course of Business at prevailing market prices and on prevailing market terms; or (iv) is or has been employed by the Company.

(b) There are no Contracts by and between the Company, on the one hand, and any Related Party of the Company, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from the Company.

(c) Except as set forth in Section 4.21(c) of the Company Disclosure Schedule, there are no outstanding notes payable to, accounts receivable from or advances by the Company to, and the Company is not otherwise a debtor or creditor of, or has any Liability to, any Related Party of the Company. Since the date of the Balance Sheet, the Company has not incurred any Liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Company, other than the transactions contemplated by this Agreement and the other Transaction Documents.

SECTION 4.22 Product Liability.

(a) No claim has been made or threatened in writing in connection with product liability for any Company Product and no Governmental Authority has commenced or threatened in writing to initiate any Action or request the recall of any Company Product, or commenced or threatened in writing to initiate any Action to enjoin the production of any Company Product, and there is no reason to believe that any Governmental Authority is considering such action.

(b) The goods and services supplied by the Company have complied with all applicable Laws and with all government, trade association and other mandatory and voluntary requirements, specifications and other forms of guidance.

(c) There is no quality, design, engineering or safety issue with respect to the Company Products that could materially, adversely impact the sales of such products or the operations or reputation of the Company.

(d) No Company Product contained or will contain any quality, design, engineering, manufacturing or safety defect.

SECTION 4.23 Brokers. Except as set forth in Section 4.23 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4.24 Approval by Company Stockholders.

(a) The sole required approval of the Company Stockholders of this Agreement and the Transactions is the Requisite Stockholder Approval. The Stockholders’ Written Consent has been executed by the Requisite Stockholder Approval and will be sufficient to authorize and approve the Merger pursuant to the Certificate of Incorporation and the DGCL.

(b) No Company Stockholders have exercised any applicable rights of appraisal under the DGCL with respect to the Merger or delivered notice to the Company of any intention to exercise such rights.

(c) The documents, materials and notices, including the Information Statement, prepared or to be prepared by the Company pursuant to the DGCL, the Certificate of Incorporation or otherwise in connection with obtaining the approval by the Company Stockholders of this Agreement and the Transactions and providing the required notices thereof or otherwise relating to the transactions contemplated by this Agreement (collectively, the “Disclosure Materials”) comply or, when prepared by the Company and distributed to the Company Stockholders, will comply with the DGCL and the Certificate of Incorporation and will not, at the time of distribution of the Disclosure Materials or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies or written consents for the Stockholder Written Consent which has become false or misleading.

SECTION 4.25 Spin Out.

(a) All Equity Participations (and cash in lieu thereof) issued to the Equityholders in connection with the Spin Out will be issued in accordance with all applicable Laws, including the registration requirements of the Securities Act of 1933, as amended, and applicable state securities Laws or pursuant to an exemption from such registration requirements. At the Closing, any registrations, qualifications, notifications, or other filings required to be made in connection with the Spin Out under the Securities Act of 1933, as amended, or any applicable state securities Laws shall have been made. The Spin Out, when completed pursuant to the terms of the Spin Out Agreement, will be completed in material compliance with all other applicable Laws.

(b) Following the completion of the Spin Out, none of the Company, the Surviving Corporation, Parent, or any of their Subsidiaries will hold any Equity Participations in Colorescience. To the Company’s Knowledge, the Valuation (as defined in the Spin Out Agreement) is true, correct, and accurate in all material respects. The documents, certificates, Contracts, information, and all other materials provided to the third party valuation advisor delivering the Valuation in connection with the performance of the Valuation were true and correct in all material respect and, to the Company’s Knowledge, the Company did not omit to state any material fact necessary in order to make the information contained therein not false or misleading.

(c) No material asset held by Colorescience as of the Effective Time was held by the Company or any of its Subsidiaries (other than Colorescience) as of January 5, 2012. Other than the Transition Services Agreement, there is no Contract between the Company and any of its Subsidiaries (other than Colorescience) and Colorescience providing for the provision of any service, the sale of any asset, or the assumption of any Liability by the Company or any of its Subsidiaries (other than Colorescience). As of the Effective Time, Colorescience will not hold any asset, whether tangible or intangible, that is necessary for the continuation of the business of the Company and its Subsidiaries (other than Colorescience), as conducted immediately prior to the Closing.

SECTION 4.26 Disclosure. To the Company’s Knowledge, this Agreement (including the Company Disclosure Schedule) does not, and no Ancillary Document or certificate or other instrument executed in connection with the Transactions by the Company or any of its Affiliates will omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 5.01 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

SECTION 5.02 Authority Relative to This Agreement. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. Other than the adoption by Parent of this Agreement (following its execution) in Parent’s capacity as the sole stockholder of Merger Sub, this Agreement and the Ancillary Documents to which Parent or Merger Sub is a party and the performance by Parent or Merger Sub, as the case may be, of its obligations hereunder and thereunder have been duly authorized by all requisite action on the part of Parent and Merger Sub. This Agreement and the Ancillary Documents to which Parent or Merger Sub is a party have been duly executed and delivered by Parent or Merger Sub, as the case may be, and, assuming this Agreement and such Ancillary Documents constitute the valid and binding obligation of the other parties hereto and thereto, constitute the legal, valid and binding obligations of Parent and Merger Sub (to the extent they are a party thereto), enforceable against them in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally and by general equity principles.

SECTION 5.03 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement nor the other Ancillary Documents to which Parent or Merger Sub is a party by Parent or Merger Sub (as the case may be), nor the consummation by Parent or Merger Sub of the Transactions will (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of Parent or Merger Sub; (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, result in a Lien under, or require a consent or waiver under, any of the terms, conditions or provisions of any Contract of Parent or Merger Sub; or (iii) conflict with or violate any Permit, concession, franchise, license or Law applicable to Parent or Merger Sub or any of their properties or assets, except, with respect to subclauses “(ii)” and “(iii),” for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions.

(b) No Order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the Ancillary Documents to which Parent or Merger Sub is a party or the consummation by Parent or Merger Sub of the Transactions, except for (i) any filings required to be made under the HSR Act, and (ii) the filing of the Certificate of Merger with the Secretary of State.

SECTION 5.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 5.05 Financing. At the Closing, Parent will have available cash funds sufficient to perform its obligations hereunder at or before the Closing, including the obligation to deliver the Escrow Amount to the Escrow Agent and the Payment Fund to the Paying Agent. Following the Closing, Parent will have available cash funds sufficient to perform its obligations hereunder after the Closing, including payment of the Sales Earnout, if any, in accordance with this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Investigation by Parent; Information Rights.

(a) The Company shall afford the officers, employees and authorized representatives of Parent (including independent public accountants, valuation consultants, and attorneys) reasonable access, upon three (3) Business Days’ notice, during normal business hours, to the offices, properties, employees and business and financial records (including computer files, retrieval programs and similar documentation) of the Company and its Subsidiaries to the extent Parent shall deem reasonably necessary or helpful to the consummation of the Transactions, the operation of the Surviving Corporation and its Subsidiaries after the Closing, or an assessment as to the valuation of the assets and liabilities of the Company and its Subsidiaries (other than Colorescience) for purposes of GAAP accounting, and shall furnish to Parent or its authorized representatives such additional information concerning the assets, properties, operations and businesses of the Company or its Subsidiaries as shall be reasonably requested, including all such information as shall be reasonably necessary to enable Parent or its representatives to verify the accuracy of the representations and warranties contained in this Agreement, to verify that the covenants of the Company contained in this Agreement are being and have been complied with, or to complete a valuation of the assets and liabilities of the Company and its Subsidiaries (other than Colorescience) for purposes of GAAP accounting. Parent agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Company.

(b) From the date hereof until the Closing, the Company shall:

(i) deliver to Parent as soon as practicable, but in any event within ninety (90) calendar days after the end of each fiscal year of the Company or such earlier date as such information is otherwise provided to the board of directors of the Company, a consolidated income statement for such fiscal year, a consolidated balance sheet as of the end of such year and a consolidated cash flow statement for such fiscal year, such year-end financial reports to be in reasonable detail, prepared in accordance with GAAP consistently applied, and audited and certified by independent public accountants of nationally recognized standing selected by the Company, and additionally, the Company shall deliver a draft of such year-end financial reports to Parent as soon as practicable, but in any event within forty-five (45) calendar days after the end of each fiscal year of the Company;

(ii) deliver to Parent as soon as practicable, but in any event within thirty (30) calendar days after the end of each fiscal quarter of the Company or such earlier date as such information is otherwise provided to the board of directors of the Company, an unaudited consolidated profit or loss statement for such fiscal quarter and year-to-date period, an unaudited consolidated balance sheet as of the end of such fiscal quarter and an unaudited consolidated cash flow statement for such fiscal quarter and year-to-date period prepared in accordance with GAAP consistently applied;

(iii) deliver to Parent as soon as practicable, but in any event five (5) calendar days prior to the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets and sources and applications of funds statements for such months and, within three (3) Business Days after presentation to the board of directors of the Company, any other budgets or revised budgets prepared by the Company;

(iv) deliver to Parent, with respect to the audited financial statements called for in subsection (i) and the unaudited financial statements called for in subsection (ii) of this Section 6.01(b), an instrument executed by the Chief Financial Officer or Chief Executive

Officer of the Company, certifying that such financials were prepared in accordance with GAAP consistently applied with prior practice for earlier periods, are consistent with the accounting principles described on Schedule E, and fairly present, in all material respects, the consolidated financial condition of the Company and its results of operation for the period specified, subject to year-end audit adjustments and, in the case of the financial statements called for in subsection (ii) of this Section 6.01(b), footnotes;

(v) deliver to Parent as soon as practicable, but in any event within five (5) Business Days, the following: (A) a record of any FDA or other Governmental Authority contact regarding an inspection, inquiry or communication concerning any Company Product, and copies of any associated correspondence; and (B) notice of any Safety Notice or other material adverse development regarding any Company Product and a copy of any associated correspondence;

(vi) deliver or make available to Parent a copy of any presentation, report or other communication provided to any director of the Company relating to the development of any Company Product; and

(vii) deliver or make available to Parent as soon as practicable, but in any event within thirty (30) calendar days after filing, all Tax Returns.

(c) Parent will hold any information obtained pursuant to this Section 6.01 in confidence in accordance with, and will otherwise be subject to, the provisions of the Confidentiality Agreement (it being understood that Parent shall be permitted to disclose such information to the extent required by applicable Law or the rules of any applicable securities exchange). No investigation made by Parent or its representatives hereunder shall affect the representations and warranties of the Company hereunder.

(d) Notwithstanding any disclosure requirements of the Company set forth in this Article VI, the Company shall not be obligated to disclose to Parent any proprietary information to the extent such disclosure would, or would be reasonably expected to, violate any contractual obligation of the Company or would cause the Company or any of its Subsidiaries to waive the attorney-client privilege; provided, however, that the Company: (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver; (ii) shall provide to Parent all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information); (iii) at the request of Parent, shall cooperate with Parent and use its commercially reasonable efforts to obtain the consent or waiver of any third-party to the disclosure in full of all such information to Parent; and (iv) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by Parent in order that all such information may be provided to Parent without causing such violation or waiver.

SECTION 6.02 Indemnification of Officers and Directors.

(a) Parent and Merger Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the current directors and officers of the Company and its Subsidiaries (the “Company

Indemnified Persons”), as provided in the Organizational Documents, shall survive the Merger and shall continue in full force and effect in accordance with their terms for six (6) years following the Effective Time; provided, however, that neither Parent nor the Surviving Corporation shall be under any obligation to cause or permit any of such Company Indemnified Persons to be indemnified with respect to any act, omission or other matter relating to any facts or circumstances with respect to which any Parent Indemnified Party is entitled to be held harmless, indemnified, compensated or reimbursed pursuant to Article IX.

(b) Prior to the Closing, the Company shall obtain a prepaid directors’ and officers’ liability insurance policy for events that have occurred prior to the Effective Time, that shall provide the maximum amount of coverage for a cost not to exceed two hundred fifty percent (250%) of the last annual premium paid prior to the date of this Agreement (which premium the Company represents and warrants to be thirty five thousand three hundred and ninety nine dollars ($35,399)), and that shall remain in effect for a period of six (6) years after the Effective Time, covering those persons that have served as directors and officers of the Company or its Subsidiaries prior to the Effective Time who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy (the “D&O Tail Policy”); provided, however, that Parent shall bear the cost of the D&O Tail Policy.

(c) The provisions of this Section 6.02 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each director and officer of the Company or any of its Subsidiaries and his or her heirs and personal representatives.

SECTION 6.03 Conduct of Business by the Company.

(a) During the period from the date of this Agreement to the Closing, except as set forth in Section 6.03 of the Company Disclosure Schedule, as consented to in writing in advance by Parent (which consent may be granted or withheld in Parent’s sole discretion), or as otherwise permitted by this Section 6.03, the Company and its Subsidiaries shall carry on its business in the Ordinary Course of Business and shall use commercially reasonable efforts to carry on such business in compliance with all applicable Laws and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be impaired at the Closing. In addition to, and without limiting the generality of, the foregoing, during the period from the date of this Agreement to the Closing, except as otherwise set forth in Section 6.03 of the Company Disclosure Schedule or as consented to in writing in advance by Parent (which consent may be granted or withheld in Parent’s sole discretion), neither the Company nor any of its Subsidiaries shall:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) (A) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any Equity Participations or any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such securities, including pursuant to Contracts as in effect on the date hereof (other than the issuance of Common Stock upon the exercise of Company Options outstanding on the date hereof or upon the exercise of the Warrant, in each case, in accordance with their terms on the date hereof); or (B) purchase, repurchase, redeem or otherwise acquire any Equity Participations of the Company (other than the repurchase or recapture of Company Restricted Stock pursuant to its terms).

(iii) amend its Organizational Documents, except as may be required by applicable Law (and in such event, only after providing five (5) calendar days prior notice of such amendment, including a copy of the proposed amendment, to Parent);

(iv) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing assets of, or by any other manner, any Person or division, business or equity interest of any Person; or (B) any asset or assets except for new capital expenditures, which shall be subject to the limitations of Section 6.03(a)(vii) below, and except for purchases of Company Product raw materials or supplies in the Ordinary Course of Business;

(v) (A) sell, lease, license, leaseback or otherwise subject to any Lien or otherwise dispose of any of its properties or other assets or any interests therein (including securitizations) other than the sales of Current Company Products in the Ordinary Course of Business; or (B) enter into, modify or amend any lease of real property;

(vi) (A) incur any Indebtedness, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing; (B) fail to satisfy its obligations and Liabilities when they come due in the Ordinary Course of Business; or (C) make any loans, advances or capital contributions to, or investments in, any other Person;

(vii) make any new capital expenditure or capital expenditures, other than those which, individually, are less than or equal to twenty five thousand dollars ($25,000) or, in the aggregate, are less than or equal to one hundred thousand dollars ($100,000);

(viii) except as required by applicable Law or for those capital expenditures permitted under Section 6.03(a)(vii), (A) pay, discharge, settle or satisfy any Action; (B) cancel any material Indebtedness owed to the Company or any of its Subsidiaries; (C) waive or assign any claims or rights; (D) waive any benefits of, or agree to modify in any respect, or, subject to the terms hereof, fail to enforce, or consent to any matter with respect to which consent is required under, any standstill or similar Contract to which the Company or any of its Subsidiaries is a party; or (E) waive any material benefits of, or agree to modify in any material respect, or, subject to the terms hereof, fail to enforce in any material respect, or consent to any matter with respect to which consent is required under, any material confidentiality or similar Contract to which the Company or any of its Subsidiaries is a party;

(ix) enter into any Contracts relating to research, clinical trial, development, distribution, sale, supply, license, marketing, co-promotion or manufacturing by third parties of any Company Product or Company IP;

(x) enter into any Contract that would constitute a Material Contract, amend, modify or consent to the termination of any Material Contract or the Company’s rights thereunder, or waive, release or assign any rights or claims thereunder;

(xi) except as permitted by Section 6.03(a)(xv), enter into any Contract with any Related Parties;

(xii) enter into, modify, amend or terminate any Contract or waive, release, assign or fail to exercise or pursue any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released, assigned, or not exercised or pursued would reasonably be expected to (A) adversely affect in any material respect the Company or any of its Subsidiaries; (B) impair in any material respect the ability of the Company to perform its obligations under this Agreement; or (C) prevent or materially delay the consummation of the Transactions;

(xiii) enter into any Contract to the extent consummation of the Transactions or compliance by the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, or require Parent to license or transfer any Company IP or other material assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third-party under, or result in any material alteration of, any provision of such Contract;

(xiv) sell, transfer or license to any Person or adversely amend or modify any rights to any Company IP;

(xv) except as otherwise expressly permitted or contemplated by this Agreement, as required to ensure that any Benefit Plan is not then out of compliance with applicable Laws, to comply with any Contract or Benefit Plan entered into prior to the date hereof (to the extent complete and accurate copies of which have been heretofore made available to Parent) or in the Ordinary Course of Business and in a manner which does not materially increase costs to the Company, (A) adopt, enter into, terminate or amend any collective bargaining agreement or Benefit Plan or any employment or benefit Contract involving the Company or any of its Subsidiaries and any future, current or former director, officer, employee or consultant of the Company or any of its Subsidiaries; (B) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries; (C) pay to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any benefit or amount not required under any Benefit Plan; (D) grant or pay any change in control, severance or termination compensation or benefits to, or increase in any manner the change in control, severance or termination compensation or benefits of, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries; or (E) grant any awards under the Stock Plan or any other Benefit Plan (including the grant of Company Options, Company Restricted Stock, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock-based or stock-related awards, performance units or restricted stock or the removal of existing restrictions in any employment or benefit agreements, Benefit Plan or agreements or awards made thereunder), except in order to fulfill certain obligations related to option grants that shall instead be satisfied with cash payments payable at Closing, in an amount not to exceed one million five hundred thousand dollars ($1,500,000.00) in the aggregate (the “Cash Option Payments”); (F) amend or modify any Company Option or Company Restricted Stock award; (G) take any action to fund or in any other way secure the payment of compensation or benefits under any employment or benefit Contract or Benefit Plan; or (H) take any action to accelerate the vesting or time of payment of any compensation or benefit under any employment or benefit Contract or Benefit Plan;

(xvi) fail to pay obligations or satisfy Liabilities as the same become due and payable or request an extension for the payment of obligations or satisfaction of Liabilities that would have otherwise become due and payable;

(xvii) commence an Action other than (A) for the routine collection of bills; or (B) in such cases where it in good faith determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such Action;

(xviii) except as required by GAAP or accounting methods, principles or practices required under applicable accounting rules or any applicable Law, revalue any material assets of the Company or make any change in any material respect in accounting methods, principles or practices (including for tax purposes);

(xix) change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, agree or settle any claim or assessment in respect of Taxes, file any amended Tax Return, enter into any Tax Sharing Agreement or closing agreement relating to any Tax, surrender any right to claim a material Tax refund, or extend or waive the limitation period applicable to any claim or assessment in respect of Taxes, except any such action that increases the Company’s Tax liability by less than ten thousand dollars ($10,000);

(xx) change or modify its credit, collection, or payment policies, procedures, or practices, including accelerating collections or receivables (whether or not past due) or failing to pay or delaying payment of payables or other Liabilities;

(xxi) take any action that would result in or that would reasonably be expected to result in a breach of the representations or warranties in Article IV hereof; or

(xxii) authorize any of, or commit or agree to take any of the foregoing actions.

(b) The Company shall: (i) diligently conduct and complete all research development activities with respect to the Company Products in compliance with all applicable Laws; (ii) to the extent the Company has the right to (and is exercising such rights), diligently prosecute or otherwise enforce its rights under any Material IP Contract; and (iii) keep in force or keep pending, as the case may be, all Company IP by paying any maintenance fees or taxes, by responding to any actions or other communications from any patent or trademark office or other Governmental Authority, and by filing in any patent or trademark office any paper required to be filed to keep in force or keep pending any Company IP.

SECTION 6.04 Notice to Company Stockholders; Meeting of Company Stockholders.

(a) As soon as practicable after the execution of this Agreement and in any event within five (5) Business Days after such date, the Company shall prepare an information statement in form and substance reasonably acceptable to Parent (as the same may be amended and supplemented from time to time, the “Information Statement”) for the Company Stockholders to approve this Agreement and the Transactions by joining the Stockholders’ Written Consent. The Company shall promptly advise Parent in writing if at any time prior to the Effective Time the Company obtains knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained therein not misleading. The Information Statement shall contain (i) the unanimous recommendation of the board of directors of the Company that the Company Stockholders approve this Agreement and the Transactions and the unanimous conclusion of the board of directors that the terms and conditions of the Merger are fair and reasonable to the Company Stockholders, (ii) the notices required by the DGCL, including Sections 228(e) and 262(d)(2) thereof, and (iii) the notice of appraisal rights required pursuant to the DGCL to Company Stockholders who may elect to exercise such rights under the DGCL in connection with the transactions contemplated hereby. The Company will provide copies of drafts of the Information Statement to Parent and will mail the Information Statement to Company Stockholders only after Parent and its legal counsel shall have approved and agreed to the content of the disclosure in the Information Statement (such approval not to be unreasonably withheld, delayed or conditioned). Notwithstanding anything to the contrary contained herein, the Company shall not include in the Information Statement any information with respect to Parent, Merger Sub, or their Affiliates, the form and content of which information shall not have been approved by Parent prior to such inclusion. Following the mailing of the Information Statement to the Company Stockholders, the Company shall deliver by any manner permitted by the DGCL any subsequent notice required to be delivered with respect to appraisal rights pursuant to the DGCL.

(b) The Company shall cause to be delivered to each holder of Preferred Stock any notices relating to this Agreement and the Merger required by the Certificate of Incorporation. Prior to delivery of any such notice, the Company shall submit to Parent such notice and shall not transmit to the holders of Preferred Stock any such notice to which Parent reasonably objects.

(c) The Company agrees to use its commercially reasonable efforts to cause all Company Stockholders that have not previously executed the Stockholders’ Written Consent to adopt this Agreement and approve the Merger by executing and joining the Stockholders’ Written Consent.

(d) Upon the written request of Parent, the Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of approving the Merger and adopting this Agreement and, in connection therewith, shall deliver to its stockholders all Disclosure Materials required by applicable Law. The Company shall, through its board of directors, recommend to the stockholders adoption of this Agreement at the Stockholders’ Meeting and shall solicit the approval and adoption of this Agreement by the requisite number of stockholders as required by the Certification of Incorporation and the DGCL.

SECTION 6.05 Confidentiality.

(a) The Company agrees to, and shall cause its officers, directors, employees, Affiliates, attorneys, investment bankers, financial advisers, and agents (its “Representatives”) to: (i) treat and hold as confidential (and not disclose or provide access to any Person) all information relating to trade secrets, processes, unpublished patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant Contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Company; (ii) in the event that the Company or any such Representative becomes legally compelled to disclose any such information, provide Parent and Merger Sub with prompt written notice of such requirement so that Parent or Merger Sub may seek a protective Order or other remedy or waive compliance with this Section 6.05; (iii) in the event that such protective Order or other remedy is not obtained, or Parent or Merger Sub waives compliance with this Section 6.05, furnish only that portion of such confidential information that is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information; and (iv) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to Parent or Merger Sub any and all copies (in whatever form or medium) of all such confidential information then in the possession of the Company or any of its Representatives and destroy any and all additional copies of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Company, and the agents, representatives, Affiliates, employees, officers directors or managers of the Company; and provided further, that, with respect to Company IP, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, with respect to Company IP, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain.

(b) The Parties acknowledge that the Company and Parent have previously executed the Confidential Disclosure Agreement, dated October 20, 2009 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, and which shall, notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, continue in full force and effect for a period of seven (7) years following the Closing Date. Each of Parent and the Company will hold, and will cause its Representatives to hold any Confidential Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(c) Unless otherwise required by applicable Law, the Equityholders’ Representative agrees that it and its Representatives shall hold in confidence all Confidential Information (as defined in the Confidentiality Agreement) as if the Equityholders’ Representative were a party to the Confidentiality Agreement.

SECTION 6.06 Authorizations; Notices and Consents.

(a) The Company shall use commercially reasonable efforts to provide all notices and obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for the execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Documents, and cooperate fully with Parent and Merger Sub in promptly seeking to obtain all such authorizations, consents, orders and approvals.

(b) In addition to and not in limitation of the Company’s covenants contained in Section 6.06(a), each of the Company and Parent will (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within one (1) Business Day after the date of this Agreement, (ii) request and use commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act, (iii) take promptly all actions necessary to make any other filings required of such Party under the HSR Act, (iv) comply at the earliest practicable date with any request for additional information received by such Party or its Affiliates from the FTC or the antitrust division of the DOJ pursuant to the HSR Act, and (v) cooperate with the other Party in connection with the other party’s filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by either the FTC or the antitrust division of the DOJ or state attorney general. Parent shall pay any filing fees due in connection with the filings to be made under the HSR Act. For the avoidance of doubt, the Company and Parent shall each be responsible for its own legal fees for preparing its portion of the HSR Act filings.

(c) The Company shall give promptly such notices to third parties and use all commercially reasonable efforts to obtain such third-party consents and estoppel certificates as Parent or Merger Sub may reasonably deem necessary or desirable in connection with the Transactions, including obtaining the approvals, waivers, ratifications, or similar consents listed on Schedule 8.02(f).

(d) If any objections are asserted with respect to the transaction contemplated by this Agreement under the HSR Act, or if any suit is instituted (or threatened to be instituted) by the FTC, the antitrust division of the DOJ or any other Governmental Authority or any third-party challenging any of the transactions contemplated by this Agreement, or which would otherwise prohibit or materially impair or materially delay such transaction, each of Parent and the Company shall use all commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of such transactions; provided, however, that notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company shall have any obligation to commit to any divestitures, licenses, hold separate arrangements or similar actions, including conditions affecting business operations or practices, on its own behalf or on behalf of any shareholder or Affiliate.

SECTION 6.07 Notice of Developments. From the date hereof and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent and the Company shall promptly advise the other party in writing of (a) any event or circumstance that would reasonably be expected to result in any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any respect so as to cause the Closing condition set forth in Section 8.01 or Section 8.02, respectively, to fail to be satisfied, (b) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Time, (c) with respect to the Company, any change or event having, or which is reasonably likely to have, alone or in combination with other changes or events, a Material Adverse Effect or (d) with respect to the Company, any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that no such notification will be deemed to prevent or cure any breach of, or inaccuracy in, amend or supplement any Section of the Company Disclosure Schedule, or otherwise disclose an exception to, or affect in any manner, the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties or the Equityholders under this Agreement.

SECTION 6.08 No Solicitation.

(a) Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 11.01, the Company shall not take nor shall the Company permit any of the Company’s Representatives to take (directly or indirectly) any of the following actions with any Person other than Parent and its designees: (i) solicit, initiate, facilitate or encourage any proposal or offer from, or participate or engage in or conduct any discussions or negotiations with, any Person relating to any inquiry, contact, offer or proposal, oral, written or otherwise, formal or informal, with respect to any possible Business Combination with the Company or any of its Subsidiaries (a “Competing Proposed Transaction”); (ii) provide any information with respect to the Company, any of its Subsidiaries, or its business to any Person other than Parent, relating to (or which the Company believes would be used for the purpose of formulating an offer or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company or any of its Subsidiaries; (iii) approve or agree to or enter into a Contract with any Person other than Parent providing for a Business Combination with the Company or any of its Subsidiaries; (iv) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Business Combination with the Company or any of its Subsidiaries other than the Business Combination with Parent contemplated by this Agreement and the Ancillary Documents; or (v) authorize or permit any of the Company’s Representatives to take any such action.

(b) The Company shall immediately cease and cause to be terminated any such contacts or negotiations with any Person relating to any such transaction or Business Combination. In addition to the foregoing, if (after this Agreement is signed and delivered by the Company and prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 11.01) the Company receives any offer or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Company shall immediately notify Parent thereof and provide Parent with the details thereof, including the identity of the Person or Persons making such offer, proposal, inquiry or contact and shall keep Parent fully informed on a current basis of the status and details of any such offer or proposal and of any modifications to the terms thereof; provided, however, that this provision shall not in any way be deemed to limit the obligations of the Company and its Representatives set forth in Section 6.08(a).

(c) Each of the Company and Parent acknowledge that this Section 6.08 was a significant inducement for Parent to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the Equityholders in the Merger or (ii) a failure to induce Parent to enter into this Agreement.

SECTION 6.09 Transaction Schedule. Not more than five (5) Business Days nor fewer than two (2) Business Days before the Closing Date, the Company shall provide to Parent a Transaction Schedule updated through the Effective Date.

SECTION 6.10 Termination of the Stock Plan. Unless otherwise requested by Parent prior to the Closing, the Company shall take all actions reasonably necessary to terminate the Stock Plan prior to the Closing, and no further Company Options, Company Restricted Stock or other rights with respect to Shares shall be granted thereunder.

SECTION 6.11 Termination of Benefit Plans. Unless otherwise notified by Parent, the Company shall take all actions reasonably necessary to terminate any Benefit Plan intended to qualify under Section 401(k) of the Code, effective not later than the last Business Day immediately preceding the Closing Date, and any other Benefit Plan Parent requests that the Company terminate prior to the Closing, effective not later than immediately preceding the Effective Time; provided, however, that the Company shall not be required to terminate any Benefit Plan to the extent the notice requirements under such Benefit Plan would make termination of such Benefit Plan prior to the Closing Date impracticable or to the extent termination of such Benefit Plan would be prohibited by Applicable Law. The Company shall provide Parent with (i) evidence that each such Benefit Plan has been terminated pursuant to resolution of the board of directors of the Company (the form and substance of which shall be subject to review and approval by Parent) not later than the applicable time set forth above, and (ii) an executed amendment to any such plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of any such plan will be maintained at the time of termination.

SECTION 6.12 Delivery of Financial Statements; Cooperation in Preparing Pro Forma Financial Statements. From the date hereof until the Closing, the Company will deliver to Parent, not later than eight (8) Business Days after the end of each calendar month, an unaudited, consolidated balance sheet as of the end of such month and an unaudited, consolidated statement of income for such month. The Company covenants and agrees that such financial statements and the notes thereto, if any, shall be complete and accurate in all material respects and fairly present in all material respects the financial condition of the Company on a consolidated basis at the respective dates thereof and the consolidated results of its operations for the respective months then ended, and shall be prepared in accordance with the books and records of the Company in conformity with GAAP, consistently applied with the financial statements referred to in Section 4.08 and the accounting principles described on Schedule E, except for the omission of footnotes and normal, immaterial year-end adjustments. At Parent’s expense, the Company agrees to cooperate, and cause its accountants to cooperate, in providing (a) historical financial information to Parent in a manner for Parent to satisfy its filing obligations with the Securities and Exchange Commission, (b) any related supporting schedules in the format reasonably required by Parent for use by its Subsidiaries at such time (and as may be updated by Parent in its reasonable discretion from time to time), and (c) any other information reasonably requested by Parent in order to comply with the requirements of Rule 3-05 of Regulation S-X of the Securities Act of 1933, as amended.

SECTION 6.13 Stockholders’ Written Consent. Within one (1) Business Day after the execution of this Agreement, the Company shall obtain the Requisite Stockholder Approval and shall deliver the Stockholders’ Written Consent to Parent. In addition, the Company shall use all commercially reasonable efforts to have the Stockholders’ Written Consent executed by one hundred percent (100%) of the voting power of the Company as soon as practicable after execution of this Agreement.

SECTION 6.14 Publicity. Except as required for the pursuit of the third-party consents required by Section 8.02(f) or consented to in writing in advance by Parent (which consent may be granted or withheld in Parent’s sole discretion), the Company shall not issue or cause the publication of any press release or other public announcement or disclosure to any third-party of the existence or any subject matter relating to, or terms and conditions of, this Agreement.

SECTION 6.15 Takeover Laws. If any “fair price,” “moratorium” or “control share acquisition” statute or other similar anti-takeover statute or regulation shall become applicable to the transactions contemplated by this Agreement, the Company and its board of directors shall use their best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby and thereby.

SECTION 6.16 Section 280G of the Code.

(a) Parent and the Company acknowledge that the consideration payable pursuant to this Agreement and certain other amounts which may be received by any Person in connection with the transactions contemplated by this Agreement may be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)). The Company shall obtain and deliver to Parent, prior to the solicitation of the requisite Company Stockholder approval described in Section 6.16(b), a Section 280G Waiver from each Person who is a “disqualified individual” (within the meaning of Section 280G), as determined immediately prior to the initiation of the solicitation of the requisite Company Stockholder approval described in Section 6.16(b), and who might otherwise receive or have the right or entitlement to receive a parachute payment under Section 280G in connection with the transactions contemplated by this Agreement, unless the requisite Company Stockholder approval of such parachute payments is obtained pursuant to Section 6.16(b).

(b) As soon as practicable following the delivery by the Company to Parent of the Section 280G Waiver, the Company shall submit to the Company Stockholders for approval in accordance with Section 280G(b)(5)(B) of the Code any payments and/or benefits that are subject to a Section 280G Waiver, such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G, and prior to the Effective Time the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a Company Stockholder vote was solicited in conformance with Section 280G, and the requisite Company Stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company Stockholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Section 280G Waiver, such “parachute payments” shall not be made or provided.

(c) The form of the Section 280G Waiver and any materials to be submitted to the Company Stockholders in connection with the Section 280G Approval (the “Section 280G Soliciting Materials”) shall be subject to review and approval by Parent. The Company will promptly advise Parent if at any time prior to the Closing the Company shall obtain Knowledge of any facts that might make it necessary or appropriate to amend or supplement the Section 280G Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law.

SECTION 6.17 Continuing Employees.

(a) Continuing Employees. The Company shall cooperate and work with Parent to help Parent identify employees of the Company and its Subsidiaries to whom Parent may elect to offer continued “at will” employment following the Closing with the Surviving Corporation, Parent, or any of Parent’s Subsidiaries. Parent shall use commercially reasonable efforts to provide such offers of employment as soon as reasonably practicable following the execution of this Agreement (and in any event within ten (10) Business Days). With respect to any employee of the Company or its Subsidiaries who receives such an offer of continued employment from Parent, the Company shall cooperate in good faith with the Surviving Corporation, Parent, or any of Parent’s Subsidiaries in their efforts to provide offer letters to such employees as soon as practicable after the date hereof and in any event prior to the Closing Date, which offer letters shall become effective upon the Effective Time. Notwithstanding any of the foregoing, none of Parent, the Company, the Surviving Corporation or any of their respective Affiliates shall have any obligation to make an offer of continued employment to any employee of the Company or its Subsidiaries. Effective no later than immediately prior to the Closing, the Company shall, consistent with applicable Law, terminate the employment of each employee of the Company and its Subsidiaries to whom offers of continued employment have not and will not be extended.

(b) Service Credit; Waiver of Pre-Existing Condition Limitations; Etc. Subject to applicable Law, Parent shall use commercially reasonable efforts to: (i) credit each Continuing Employee for their past service with the Company for purposes of eligibility and vesting under Parent’s 401(k), medical, vision and dental plans (except to the extent such service credit will result in benefit accruals or the duplication of benefits); (ii) grant the Continuing Employees such service credit for purposes of Parent’s vacation leave and severance policies (except (x) to the extent such service credit will result in benefit accruals or the duplication of benefits and (y) with respect to the eligibility for an allocation of “Retirement Contributions” under the Parent’s Savings and Investment Plan); (iii) cause any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under the terms of the employee arrangements of Parent (such arrangements, the “Parent Benefit Arrangements”) that are group health plans to be waived with respect to the Continuing Employees and their eligible dependents; and (iv) provide Continuing Employees with credit for any co-payments, deductibles and offsets made during the plan year in which the Effective Time occurs (in each case, only to the extent information reasonably necessary to determine and credit such amounts is either provided by or made available from the Continuing Employees, records of the Company, insurance providers or third-party administrators) for the purposes of satisfying any applicable deductible, out of pocket, or similar requirements under any Parent Benefit Arrangements in which they are eligible to participate after the Closing Date.

(c) Terms of Continuing Employment. Parent shall, or shall cause the Surviving Corporation or any of Parent’s Subsidiaries employing a Continuing Employee to, for the period immediately following the Effective Time through and including the first (1st) anniversary of the Effective Time, use good faith efforts to provide any Continuing Employee with base salary that is not less than substantially equivalent in value to the base salary currently provided by the Company to such Continuing Employee, and employee benefits (including vacation and leave, and employee benefit plans, programs, policies and arrangements (including medical, dental, vision, accident, life, disability and other employee welfare benefits)) and incentive compensation opportunities that are in the aggregate not less than substantially equivalent in value to the employee benefits and incentive compensation (excluding equity compensation) opportunities currently provided by Parent to similarly situated employees of Parent.

(d) Unpaid Amounts. From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, honor, assume and agree to perform, in accordance with their terms, as they may be amended pursuant to their terms, all individual employment, severance and change of control agreements, plans or arrangements between the Company and any Company Employee in existence on the date hereof to the extent the Company’s executory obligations thereunder survive the Closing or have not been terminated, superseded and/or completely satisfied as of the Closing.

(e) No Third-Party Beneficiaries; No Restrictions. Notwithstanding anything in this Agreement to the contrary: (i) except as set forth in Section 6.17(c), nothing in this Section 6.17 or elsewhere in this Agreement shall prevent Parent, the Surviving Corporation, or any of Parent’s Subsidiaries from changing its compensation structure or employee benefit programs or obligating Parent, the Surviving Corporation, or any of Parent’s Subsidiaries to provide any particular type or amount of compensation or benefits to any Company Employee, (ii) nothing in this Section 6.17 or elsewhere in this Agreement shall be construed (A) as resulting in any Company Employee who was immediately prior to the Effective Time, a Company Employee residing in the United States being employed other than on an “at will” basis or any other Company Employee being employed other than pursuant to a standard notice contained in a written contract or applicable local regulations, or (B) as obligating Parent, the Surviving Corporation, or any of Parent’s Subsidiaries to employ any Company Employee for any length of time following the Effective Time; and (iii) no Company Employee, and no beneficiary of any Company Employee, shall be deemed to be a third-party beneficiary of this Agreement.

SECTION 6.18 Spin Out.

(a) Concurrently with the consummation of the Merger, as part of the consideration payable in respect of the Company Capital Stock, Company Options, and Warrants pursuant to Sections 2.04(c), 2.05(a) and 2.06, as applicable, and pursuant to the terms of the Spin Out Agreement, the Company shall distribute to the Equityholders, pro rata based on the number of Fully Diluted Shares held by each Equityholder, either (i) certain Equity Participations in Colorescience or (ii) cash equal to the fair market value of such Equity Participations, as more fully described in and pursuant to the terms of the Spin Out Agreement (the “Spin Out”).

(b) Prior to the Effective Time, the Company shall enter into all Contracts and make all preparations and arrangements required such that, at the Effective Time, the Spin Out shall be completed pursuant to the terms of the Spin Out Agreement without any further action on behalf of the Company, the Surviving Corporation, Parent, or any of their Affiliates (other than Colorescience), including using its reasonable best efforts to make the preparations and arrangements described in the proviso set forth in Section 1.4 of the Spin Out Agreement.

(c) Between the date hereof and the Effective Time and other than the Transition Services Agreement or as expressly contemplated by the Spin Out Agreement, neither the Company nor any of its Subsidiaries shall transfer, sell, license or otherwise convey any assets or rights to Colorescience or enter into any transaction or Contract with Colorescience.

SECTION 6.19 Transition Services Agreement. Between the date of this Agreement and the Effective Time, Parent and Colorescience shall enter into a transition services agreement (the “Transition Services Agreement”) in the form attached hereto as Exhibit L.

SECTION 6.20 Termination of Stockholder Agreements. The Company shall, and shall cause the Company Stockholders to, cause the termination, effective immediately prior to the Closing Date, of all stockholder agreements, investors rights agreements, voting agreements, voting trusts, right of first refusal and co-sale agreements, management rights agreements and all other similar agreements or Contracts to which any of them may be party, in each case, without any Liability to the Company.

SECTION 6.21 Termination of Ceased Product Sales. The Company shall use commercially reasonable efforts to terminate the manufacture, sale, marketing, and distribution of the Ceased Product as soon as reasonably practicable after the date hereof and, in any case, prior to the Effective Time. Following the Closing, Parent (on behalf of itself and its Subsidiaries) shall use commercially reasonable efforts to refrain from the manufacture, sale, marketing, or distribution of the Ceased Product.

SECTION 6.22 Books and Records. At the Closing, the Company shall deliver to Parent the minute books containing the records of all proceedings, consents, actions and meetings of each of the Company’s and its Subsidiaries’ (other than Colorescience’s) board of directors, committees of the such board and stockholders and the transfer books reflecting all issuances and transfers of shares of capital stock.

SECTION 6.23 Further Action. Each Party shall, whether prior to or after the Closing, use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Ancillary Documents to which it is a party and consummate and make effective the Transactions, including, in the case of the Company prior to the Closing, satisfaction of each of the conditions set forth in Section 8.02.

ARTICLE VII

TAX MATTERS

SECTION 7.01 Responsibility for Filing Tax Returns. Except to the extent otherwise required under applicable Law, the Parties shall treat the taxable year of the Company as ending for all Tax purposes at the end of the day on the Closing Date. The Equityholders’ Representative shall prepare or cause to be prepared and file or cause to be timely filed all income and franchise Tax Returns for the Company for the Tax Period ending on the day of the Closing Date (each, a “Final Pre-Closing Income Tax Return”). Unless otherwise required by applicable Law, the Tax consequences resulting from the Spin Out shall be reflected on the Final Pre-Closing Income Tax Return and, unless otherwise required by applicable Law, the Equityholders’ Representative shall prepare such Final Pre-Closing Income Tax Returns in a manner consistent with the past practice of the Company. Each Final Pre-Closing Income Tax Return shall be submitted to Parent for review and comment within one hundred fifty (150) days following the Closing Date and the Equityholders’ Representative shall consider in good faith any reasonable comments made by Parent prior to the filing of such Tax Return. Parent shall prepare and timely file all other Tax Returns of the Company or any of its Subsidiaries (other than Colorescience) (each, a “Parent Prepared Tax Return”) that are due after the Closing Date with respect to any Tax period ending on or before the Closing Date and any Straddle Period (for the avoidance of doubt, other than any Tax Returns that Colorescience is obligated to prepare pursuant to Section 1.8(b) of the Spin Out Agreement). Unless otherwise required by applicable Law, Parent shall prepare such Parent Prepared Tax Returns in a manner consistent with the past practices of the Company. If the Equityholders may be liable under this Agreement for any Taxes due with respect to such Parent Prepared Tax Returns, Parent shall submit such Parent Prepared Tax Returns to the Equityholders’ Representative for his review and comment at least thirty (30) days prior to the due date of such Tax Return (including extensions) and Parent shall revise such Tax Return to reflect any reasonable comments made by the Equityholders’ Representative prior to the filing of such Tax Return; provided, however, that to the extent that both (i) such Tax Return is a Straddle Period return and (ii) the majority of the taxes payable for such Straddle Period are not allocable to the portion of such period ending on the Closing Date, then Parent need only consider in good faith any comments made by the Equityholders’ Representative prior to the filing of such Tax Return.

SECTION 7.02 Tax Cooperation. Parent, the Company, the Equityholders’ Representative and the Equityholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this

Agreement and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Company, the Equityholders’ Representative and the Equityholders agree (a) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority; (b) to deliver or make available to Parent, within sixty (60) calendar days after the Closing Date, copies of all such books and records; and (c) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Parent, the Company, the Equityholders’ Representative and the Equityholders, as the case may be, shall allow the other party to take possession or to prepare copies of such books and records at such other party’s expense.

SECTION 7.03 Contest Provisions. If, subsequent to the Closing, Parent or the Company receives notice of any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes with respect to any Tax Return for any Tax period ending on or before the Closing Date or any Straddle Period (a “Tax Contest”), then within fifteen (15) calendar days after receipt of such notice, Parent shall notify the Equityholders’ Representative of such notice. The Equityholders’ Representative shall have the right to control the conduct and resolution of any Tax Contest, provided, however, that if any of the issues raised in such Tax Contest could have an adverse impact on Taxes of Parent or the Company for any Post-Closing Tax Period, then the Equityholders’ Representative shall afford Parent the opportunity to control jointly the conduct and resolution of the portion of such Tax Contest that could have such an impact. If the Equityholders’ Representative shall have the right to control the conduct and resolution of such Tax Contest but elects in writing not to do so, then Parent shall have the right to control the conduct and resolution of such Tax Contest, provided, however, that Parent shall keep the Equityholders’ Representative reasonably informed of all material developments in such Tax Contest on a timely basis. Neither the Equityholders’ Representative nor Parent shall resolve any Tax Contest in a manner that could reasonably be expected to have an adverse impact on the other Party’s Tax obligations or indemnification obligations under this Agreement without the other Party’s written consent, which shall not be unreasonably withheld.

SECTION 7.04 Amended Returns. Except as otherwise required by applicable Law, Parent shall not, nor shall Parent cause or permit its Affiliates to without the prior written consent of the Equityholders’ Representative, amend, re-file or otherwise modify any Tax Return of the Company or any of its Subsidiaries for any Pre-Closing Tax Period or Straddle Period.

SECTION 7.05 Parent Actions. Parent shall not make an election under Section 338 of the Code or any comparable provision in any other jurisdiction with respect to the purchase of the capital stock of the Company, and the Company shall (and Parent shall cause the Company) not to take any actions or engage in any transactions on the Closing Date other than actions or transactions that are in the Ordinary Course of Business or are necessary or appropriate to effectuate the transactions contemplated by this Agreement.

SECTION 7.06 Refunds. The Equityholders shall be entitled to have added to the Escrow Fund the amount of any refund or credit of Taxes of the Company or any of its Subsidiaries that is received by Parent or its Subsidiaries prior to the date on which the Escrow Fund has been exhausted to the extent such Taxes were paid by the Company or any of its Subsidiaries before the Closing Date, which refund or credit is actually recognized by Parent or its Subsidiaries, including the Surviving Corporation and its Subsidiaries, on or after the Closing Date and prior to the date on which the Escrow Fund has been exhausted, net of any cost to Parent or its Subsidiaries attributable to the obtaining and receipt of such a refund or credit, except to the extent such refund or credit arises as a result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date, or was included as an asset in the calculation of the Net Working Capital as finally determined pursuant to the Closing Statement. Parent shall deposit in the Escrow Fund any such amount to be added to the Escrow Fund pursuant to the prior sentence within ten (10) Business Days of the receipt or recognition of the applicable refund or credit by Parent or its Subsidiaries. To the extent requested by the Equityholders’ Representative, Parent or its Subsidiaries will reasonably cooperate with the Equityholders’ Representative in obtaining such refund or credit (which, for the avoidance of doubt, shall not include any refund or credit with respect to a Colorescience Tax Return), including through the filing of amended Tax Returns for periods ending before or on the Closing Date or refund claims.

SECTION 7.07 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be borne fifty percent (50%) by the Equityholders and fifty percent (50%) by Parent, and the Equityholders will, at their own expense, prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, Parent will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Each of the representations and warranties made by Parent and Merger Sub in Article V of this Agreement and in each of the other Ancillary Document or certificate delivered to the Company in connection with the Transactions shall have been accurate in all material respects when made, and shall be accurate in all material respects as of the Closing as if made at the Closing, except that any representations or warranties qualified by materiality, “material adverse effect”, “knowledge” or an equivalent concept shall have been accurate when made, and shall be accurate as of the Closing as if made at the Closing; provided, however, that the condition set forth in this Section 8.01(a) shall be deemed to have been satisfied notwithstanding the existence of inaccuracies in such representations and warranties if the circumstances rendering such representations and warranties inaccurate have not had and would not reasonably be expected to have or result in a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Transactions;

(b) All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

(c) All necessary approvals of Governmental Authorities as may be required for the completion of the Transactions, including the possible requirement of filings, notifications or requests with relevant competition or merger control authorities, including the HSR Act, shall have been received, and, if any filing, notification or request for approval of a Governmental Authority is required under any applicable Law, any applicable waiting period shall have expired or any required approval thereunder shall have been received, in form and substance reasonably satisfactory to the Company;

(d) No temporary restraining Order, preliminary or permanent injunction or other Order preventing the consummation of the Transactions shall have been issued against the Company by any court of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Company, the Equityholders or the Transactions that makes consummation of the Transactions by the Equityholders illegal;

(e) The Requisite Stockholder Approval shall have been obtained; and

(f) Parent and Merger Sub shall have delivered or caused to be delivered all closing deliveries set forth in Section 3.11.

SECTION 8.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Each of the representations and warranties of the Company set forth in Article IV, and in each of the other Ancillary Documents delivered to Parent or Merger Sub in connection with the Transactions: (i) shall have been accurate in all material respects as of the date of this Agreement; and (ii) shall be accurate in all material respects as of the Closing as if made at the Closing (except that any representation and warranty that is made exclusively as of, and that refers specifically to, a specified date need only have been accurate in all material respects as of such specified date); provided, however, that in determining the accuracy of such representations and warranties for purposes of this Section 8.02(a), all “Material Adverse Effect” and other materiality qualifiers limiting the scope of such representations and warranties shall be disregarded; provided, further, that nothing contained in this Section 8.02(a) shall affect a Parent Indemnified Party’s right to indemnification pursuant to Article IX if the Closing occurs;

(b) Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

(c) (i) This Agreement and the Merger shall have been duly adopted and approved by the Requisite Stockholder Approval in accordance with the DGCL, (ii) the time period during which holders of Company Capital Stock are entitled to deliver demands for appraisal to the Company pursuant to Section 262 of the DGCL shall have terminated and holders of more than two percent (2%) of the outstanding Company Capital Stock (assuming the conversion of all of the shares of Preferred Stock) shall not have delivered to the Company a demand for appraisal of their Company Capital Stock pursuant to Section 262 of the DGCL; and (iii) there shall have been delivered to Parent and Merger Sub a certificate confirming compliance with the foregoing requirements of this Section 8.02(c), dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer of the Company;

(d) All necessary approvals of Governmental Authorities as may be required for the completion of the Transactions, including the possible requirement of filings, notifications, or requests with relevant competition or merger control authorities, including pursuant to the HSR Act, shall have been received, and, if any filing, notification or request for approval of a Governmental Authority is required under any applicable Law, any applicable waiting period shall have expired or any required approval thereunder shall have been received, in form and substance reasonably satisfactory to Parent and Merger Sub;

(e) No temporary restraining Order, preliminary or permanent injunction or other Order preventing the consummation of the Transactions shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Transactions that makes consummation of the Transactions illegal;

(f) All approvals, waivers, ratifications or similar consents of a third-party listed on Schedule 8.02(f) shall have been obtained and shall be in full force and effect;

(g) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect with respect to the Company;

(h) There shall be no Action pending against Parent, Merger Sub or the Company or any of their respective Affiliates by any Governmental Authority or any Law enacted or deemed applicable: (i) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of the Transactions; (ii) that would result in the Transactions being rescinded following consummation; (iii) seeking material damages in connection with the Transactions; (iv) seeking to prohibit or limit the exercise by Parent or Merger Sub of any material right pertaining to its ownership of Company Capital Stock; (v) seeking to compel the Company, Parent, Merger Sub or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Transactions; or (vi) seeking to impose any criminal sanctions or Liability on Parent, Merger Sub or the Company in connection with the Transactions;

(i) No Person shall have: (i) commenced, or shall have provided written notice to the Parent, the Company, any of the Company’s Subsidiaries, or any of their respective directors or officers that it intends to commence, an Action alleging, or (ii) provided written notice to the Parent, the Company, any of the Company’s Subsidiaries, or any of their respective directors or officers alleging, in each of (i) and (ii), that (A) any Company Product or Company IP presently embodied, or proposed to be embodied, in any of such product or utilized in Company’s business, infringes or otherwise violates the Intellectual Property rights of such Person; (B) the Company does not own or have the right to exploit such products or Company IP; or (C) any of the material Company IP is invalid or unenforceable, excluding any Intellectual Property prosecution matters from applicable Governmental Authorities;

(j) The Company shall have delivered to Parent the Stockholders’ Written Consent executed by at least ninety eight percent (98%) of the voting power of the Company;

(k) The Company shall have delivered to Parent a General Release and Indemnity Agreement executed by each Company Stockholder, and each such General Release and Indemnity Agreement shall be in full force and effect as of the Effective Time;

(l) The Company shall have delivered to Parent a Protection Agreement executed by each Key Employee, and each such Protection Agreement shall be in full force and effect as of the Effective Time;

(m) The Company shall have delivered to Parent an Option Holder Consent Agreement executed by each Option Holder, and each such Option Holder Consent Agreement shall be in full force and effect as of the Effective Time;

(n) The Company shall have delivered to Parent a Warrant Holder Consent Agreement executed by each Warrant Holder, and each such Warrant Holder Consent Agreement shall be in full force and effect as of the Effective Time;

(o) With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Person in connection with the transactions contemplated by this Agreement, (i) the Company shall have received and delivered to Parent a Section 280G Waiver from each Person receiving, or that is eligible to receive, a payment that may constitute a “parachute payment” under Section 280G prior to soliciting the Section 280G Approval and (ii) the Company Stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” subject to a Section 280G Waiver or (B) shall have voted upon and disapproved such parachute payments subject to a Section 280G Waiver, and, as a consequence, such “parachute payments” subject to a Section 280G Waiver shall not be paid or provided for in any manner and Parent and its subsidiaries shall not have any Liabilities with respect to such “parachute payments. Each Section 280G Waiver shall be in effect not later than immediately prior to the Effective Time;

(p) Each of the individuals who are entitled to receive a Cash Option Payment at the Closing shall have executed a consent and release agreement in favor of Parent (a “Cash Option Payment Agreement”), in substantially the form attached hereto as Exhibit M;

(q) (i) Each of the Key Employees shall have accepted in writing (and not subsequently repudiated or terminated such acceptance) offers for employment with the Surviving Corporation, Parent, or a Subsidiary of Parent on terms approved by Parent and (ii) at least eighty-five percent (85%) of the individuals who receive offers of continued employment from Parent pursuant to Section 6.17(a) shall have accepted in writing (and not subsequently repudiated or terminated such acceptance) offers for employment with the Surviving Corporation, Parent, or a Subsidiary of Parent on terms approved by Parent;

(r) At the Closing, the Company shall deliver a title insurance policy with respect to each Owned Real Property with endorsements and affirmative coverage reasonably approved by Parent;

(s) Prior to the Closing, the Company shall have caused the release of all shares of Company Capital Stock held in escrow pursuant to that certain Escrow Agreement, dated as of January 5, 2012, by and among VMG Equity Partners, L.P., the Company, and Wells Fargo Bank, National Association (the “Existing Escrow Agreement”) to the Holders (as defined in the Existing Escrow Agreement);

(t) Prior to the Closing, all outstanding notes payable to the Company from any Related Party of the Company shall been discharged and repaid in full;

(u) The Company shall have terminated the manufacture, sale, marketing, and distribution of the Ceased Product;

(v) The Spin Out Agreement shall have been executed and delivered by the Company, Colorescience, and each Equityholder and shall be in full force and effect as of the Effective Time, and the Spin Out shall occur at the Effective Time in accordance with Section 6.18(a) and the terms and conditions of the Spin Out; and

(w) The Equityholders and the Company shall have delivered or caused to be delivered all closing deliveries set forth in Section 3.10.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01 Survival of Representations and Warranties.

(a) The representations, warranties covenants and agreements of the Company and the Equityholders’ Representative contained in this Agreement, any Ancillary Document, or in any other document, certificate or other instrument required to be delivered hereunder in connection with the Transactions shall survive the Closing until the date that is eighteen (18) months after the Closing; provided, however, that (i) the representations and warranties made pursuant to Sections 4.01 (Identity; Organization and Qualification), 4.03 (Capitalization of the Company), 4.05 (Authority Relative to the Agreement), 4.23 (Brokers), 4.24 (Approval by Stockholders), and 4.25 (Spin Out) (collectively, the “Fundamental Representations”) shall survive the Closing indefinitely, (ii) the representations and warranties contained in Section 4.16 (Taxes) (the “Tax Representations”) shall survive the Closing until ninety (90) calendar days after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof), and (iii) the representations and warranties contained in Sections 4.12 (Employee Benefit Plans), 4.13 (Labor and Employment Matters), 4.15 (Intellectual Property), and 4.17 (Environmental Matters) (collectively, the “Specified Representations”) shall survive until the date that is thirty (30) months after the Closing.

(b) All representations, warranties, covenants and agreements of Parent and Merger Sub contained herein or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall survive the Closing.

(c) All covenants and agreements of the Company, the Equityholders, the Equityholders’ Representative, Parent and Merger Sub contained herein shall survive the Closing in accordance with their respective terms.

(d) If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by Parent to the Equityholders’ Representative, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(e) Notwithstanding anything to the contrary contained in Section 9.01(a), the limitations set forth in Section 9.01(a) shall not apply in the case of claims based upon fraud.

SECTION 9.02 Indemnification of Parent Indemnified Parties. Each Equityholder shall severally and not jointly (in proportion to the number of Fully Diluted Shares held by each Equityholder immediately prior to the Effective Time) indemnify, defend and hold harmless the Parent Indemnified Parties from, against and in respect of, and to pay the Parent Indemnified Parties the amount of, any and all Damages that are directly or indirectly suffered or incurred by any of the Parent Indemnified Parties or to which any of the Parent Indemnified Parties may otherwise become directly or indirectly subject (regardless of whether or not such Damages relate to any Third-Party Claim), and that arise from or as a result of, or are directly or indirectly connected with any of the following (each a “Parent Claim”):

(a) any misrepresentation or breach or failure of any representation or warranty made by the Company or the Equityholders’ Representative in this Agreement, any Ancillary Document, or in any other certificate or other instrument executed in connection with the Transactions by the Company or the Equityholders’ Representative to be true and correct in all respects as of the date hereof and as of the Closing, without giving effect to any materiality, Material Adverse Effect, or other similar limitations or qualifications (for purposes of this Agreement, each statement or other item of information set forth in the applicable Company Disclosure Schedule (without giving effect to any supplements or updates thereto made after the date hereof) shall be deemed to be a representation and warranty made by the Company in this Agreement);

(b) any breach or non-fulfillment of any covenant or agreement made or to be performed by the Equityholders, the Company or the Equityholders’ Representative in this Agreement, any Ancillary Document, or in any other agreement or instrument entered into in connection with this Agreement;

(c) any amounts that an Equityholder is entitled to receive in connection with the Merger pursuant to this Agreement (other than pursuant to Section 2.07 or 2.08), the Organizational Documents, a written or oral agreement with the Company, or any other applicable Law that is in excess of the amount indicated on the updated Transaction Schedule delivered to Parent prior to the Closing as the amount such Equityholder is entitled to receive in connection with the Merger;

(d) any failure of the Transaction Schedule to be true and correct in all respects;

(e) the operation of Colorescience at any time prior to or after the Effective Time, the ownership of Colorescience by the Company prior to the Effective Time, or the consummation of the Spin Out;

(f) (i) any unpaid Taxes of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period, (ii) the unpaid Taxes of any Person (other than the Company or any of its Subsidiaries) for which the Company or any of its Subsidiaries is liable, pursuant to an arrangement or agreement entered into on or prior to the Closing Date, under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor by Contract or otherwise, but excluding any Tax Sharing Agreements (iii) any unpaid Taxes of the Company, any of its Subsidiaries, or the Equityholders resulting from the Transactions, including any Transfer Taxes for which the Equityholders are responsible pursuant to Section 7.07, or (iv) any unpaid Taxes of the Company resulting from the Spin Out; or

(g) any of the matters described on Schedule 9.02(g).

SECTION 9.03 Indemnification of Equityholder Indemnified Parties. Parent, Merger Sub and, following the Closing, the Surviving Corporation hereby agree to indemnify, defend and hold harmless, jointly and severally, each Equityholder Indemnified Party against and in respect of, and to pay the Equityholder Indemnified Parties the amount of, any and all Damages that are directly or indirectly suffered or incurred by any of the Equityholder Indemnified Parties or to which any of the Equityholder Indemnified Parties may otherwise become directly or indirectly subject (regardless of whether or not such Damages relate to any Third-Party Claim), and that arise from or as a result of, or are directly or indirectly connected with either of the following (each an “Equityholder Claim”):

(a) any misrepresentation or breach or failure of any representation or warranty made by Parent or Merger Sub in this Agreement or in any document, certificate or other instrument required to be delivered by Parent or Merger Sub under this Agreement to be true and correct in all respects; or

(b) any breach or non-fulfillment of any covenant or agreement made or to be performed by Parent or Merger Sub in this Agreement or in any agreement or instrument entered into in connection with this Agreement.

SECTION 9.04 Damages of Company. The Parties acknowledge and agree that, if the Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation of the Equityholders, the Company or the Equityholders’ Representative, then (without limiting any of the rights of the Company as a Parent Indemnified Party), Parent and Merger Sub shall also be deemed, by virtue of their ownership of the stock of the Company following the Closing, to have incurred Damages as a result of and in connection with such inaccuracy or breach (it being understood that any Damages suffered or incurred by the Company shall be recoverable under this Article IX by either Parent, Merger Sub or the Company).

SECTION 9.05 Limits on Indemnification.

(a) Notwithstanding anything to the contrary in this Agreement and except for the proviso in this sentence, no Parent Indemnified Party shall be entitled to indemnification for any Damages arising solely from a claim for indemnification pursuant to Section 9.02(a) until the aggregate amount of all Damages under all claims of all Parent Indemnified Parties for all such breaches shall exceed one million seven hundred fifty thousand dollars ($1,750,000) (the “Basket”), at which time all Damages incurred shall be subject to indemnification hereunder, including the amount of the Basket; provided, however, that the limitation set forth in this Section 9.05(a) shall not apply with respect to any claim for indemnification pursuant to Section 9.02(a) based on any inaccuracy in or breach of any Fundamental Representation or Tax Representation.

(b) Notwithstanding anything to the contrary in this Agreement other than Parent’s set off rights pursuant to Section 2.09 and the proviso in this sentence, the Equityholders’ aggregate liability for indemnification pursuant to Section 9.02 shall not exceed the Escrow Amount (including any Escrow Amounts returned to the Escrow Fund pursuant to Section 9.05(g) and any amounts added to the Escrow Fund pursuant to Section 7.06), plus any interest accrued on the Escrow Fund, and any Damages that any Parent Indemnified Party is entitled to recover pursuant to Section 9.02 shall be payable solely from the Escrow Fund; provided, however, the foregoing limitation shall not apply for any claim for indemnification that is asserted with respect to the matters set forth on Schedule 9.05(b), with respect to which the liability of each Equityholder shall not exceed the proceeds received or payable to such Equityholder in connection with the Merger.

(c) The Equityholders shall not be obligated to indemnify any Parent Indemnified Party with respect to any Damages to the extent that such Damages (i) were reflected as a liability in the Closing Date Balance Sheet for purposes of Net Working Capital, as finally determined pursuant to Section 2.07, (ii) relate to Taxes of the Company or its Subsidiaries attributable to taxable periods or portions thereof beginning after the Closing Date, (iii) resulted from the Spin Out and were included in the Spin Out Taxable Gain Adjustment or (iv) result from or arise out of any reduction or limitation on the use of any Tax attribute of the Company or its Subsidiaries attributable to taxable periods or portions thereof ending on or before the Closing Date; provided, however, that subsection (iv) of this Section 9.05(c) shall not apply with respect to any claim for indemnification pursuant to Section 9.02(a) based on any inaccuracy in or breach of the representation set forth in Section 4.16(m).

(d) Any indemnification provided by the Equityholders or Parent pursuant to this Article IX will be calculated after deduction of amounts actually paid by an unaffiliated Person (including any unaffiliated third-party insurer to a Parent Indemnified Party or Equityholder Indemnified Party, as the case may be, or any of such Parent Indemnified Party’s or Equityholder Indemnified Party’s, as the case may be, Affiliates), to the extent such amounts relate directly to the Damages giving rise to such Parent Indemnified Party’s or Equityholder Indemnified Party’s, as the case may be, claim for indemnification pursuant to Section 9.02 or 9.03, as applicable (it being agreed that any payments from any Affiliate of such Parent Indemnified Party or Equityholder Indemnified Party, as the case may be, in the nature of self-insurance shall not be deemed to have been received from an unaffiliated third-party insurer). By way of clarification, nothing in this Section 9.05(d) shall require any Parent Indemnified Party, any Equityholder Indemnified Party, or any of their Affiliates to obtain or maintain insurance.

(e) If a Parent Indemnified Party is entitled to recover Damages pursuant to this Article IX, such Damages shall be paid to such Parent Indemnified Party in cash from the Escrow Fund until the Escrow Fund is wholly exhausted.

(f) A Parent Indemnified Party’s Damages in connection with a claim for indemnification pursuant to Section 9.02(g) for that Action set forth as Item 1 on Schedule 9.02(g) (the “Designated Action”) shall be subject to the limitations set forth on Schedule 9.06(b).

(g) The amount that the Equityholders or Parent is or may be required to provide indemnification pursuant to this Article IX shall be (i) increased to take into account any net Tax cost incurred by the Indemnified Party arising from the receipt or accrual of an indemnification payment hereunder (grossed up for such increase) and (ii) reduced to take into account any net Tax benefit actually realized by the Indemnified Party arising from incurring or paying such loss or other liability. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any indemnification payment hereunder or incurring or paying any indemnified Damages. Any indemnification payment hereunder shall initially be made without regard to this Section 9.05(g) and shall be increased or reduced to reflect any such Tax cost (including gross-up) or net Tax benefit only after the Indemnified Party has actually realized such cost or benefit. For purposes of this Agreement, an Indemnified Party shall be deemed to have “actually realized” a net Tax cost or net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnified Party would be required to pay but for the receipt or accrual of the indemnification payment or the incurrence or payment of such Damages, as the case may be. Notwithstanding the foregoing, with respect to any claim for indemnification by a Parent Indemnified Party, no increases or reductions to indemnification payments pursuant to this Section 9.05(g) shall be made after the date on which the Escrow Fund has been exhausted. In the event of any such increase or reduction to an indemnification payment determined pursuant to this Section 9.05(g) prior to the date on which the Escrow Fund has been exhausted (A) in the case of a reduction, such reduction shall be promptly deposited into the Escrow Fund by such Parent Indemnified Party and (B) in the case of an increase, Parent and Equityholders’ Representative shall promptly deliver written instruction to the Escrow Agent instructing the Escrow Agent to release from the Escrow Fund such increase, to the extent funds are available in the Escrow Fund to do so.

SECTION 9.06 Notification of Certain Claims; Third-Party Claims. Except as otherwise provided in Section 7.03:

(a) If a Parent Indemnified Party is of the reasonable opinion that any Parent Claim has occurred or will occur, an authorized officer or representative of such Parent Indemnified Party, as applicable, may so notify the Equityholders’ Representative. Each such notice shall be in writing and shall describe with reasonable specificity, and to the extent known by the applicable Parent Indemnified Party, the nature of such Parent Claim and the amount of Damages related thereto.

(b) If a Parent Indemnified Party shall receive notice of any Action (each, a “Third-Party Claim”) which may give rise to a claim for Damages under this Article IX, Parent will, promptly after receipt of notice of any such Action, audit, demand or assessment, notify the Equityholders’ Representative of the commencement thereof. The failure to so notify the Equityholders’ Representative of the commencement of any such Action will not relieve any Equityholder from liability in connection therewith, except to the extent that such failure materially and adversely affects the ability of such Equityholder to defend its interests in such Action. Parent shall have the right in its sole discretion to assume and control the defense or settlement of such Action; provided that the Equityholders’ Representative and its counsel (at Equityholders’ Representative’s sole expense) may participate in (but not control the conduct of) the defense of such Action, provided further that, except with the reasonable consent of the Equityholders’ Representative, no settlement of any such Action with third-party claimants shall be conclusively determinative of the amount of Damages relating to such matter. In the event that the Equityholders’ Representative has consented to any such settlement, the Equityholders shall have no power or authority to object under any provision of this Article IX to the amount of any such Parent Claim with respect to such settlement. In the event Parent is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Equityholders’ Representative and the Equityholders shall cooperate with the Parent Indemnified Party in such defense and make available to Parent, at the Equityholders’ expense, all such witnesses, records, materials and information in the Equityholders’ Representative’s or Equityholders’, as the case may be, possession or under the Equityholders’ Representative’s or Equityholders’, as the case may be, control relating thereto as is reasonably required by Parent. By way of clarification, this Section 9.06(b) shall not apply with respect to the Designated Action, which shall be governed by the procedure set forth on Schedule 9.06(b).

SECTION 9.07 Treatment of Adjustments. The Equityholders, on the one hand, and Parent and Merger Sub, on the other hand, agree that all payments made by or on behalf of either of them to or for the benefit of the other (including any payments to the Company) under this Article IX shall be treated as adjustments to the consideration payable pursuant to this Agreement for Tax purposes and that such treatment shall govern for purposes hereof. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under this Article IX is determined to be taxable to the recipient by any Governmental Authority, the payor shall also indemnify the recipient for any Taxes incurred by reason of the receipt of such payment and any Damages incurred by the recipient in connection with such Taxes.

SECTION 9.08 No Right of Contribution from Parent, Merger Sub or the Company. Other than the rights and obligations of certain Equityholders set forth in the indemnification agreement and escrow agreement to be entered into pursuant to Section 1.8(a) of the Spin Out Agreement, each Equityholder waives, and acknowledges and agrees that such Equityholder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Parent, Merger Sub or the Company, or any of their respective directors, officers, employees, Affiliates, agents, attorneys, representatives, assigns or successors, for any indemnification claims asserted by any Parent Indemnified Parties in connection with any indemnification obligation or any other liability to which such Equityholder may become subject under or in connection with this Agreement, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Equityholders are solely for the benefit of the Parent Indemnified Parties.

SECTION 9.09 Investigation; No Company Recourse. The right to indemnification or any other remedy based on representations, warranties, covenants and agreements of the Equityholders, the Company or the Equityholders’ Representative in this Agreement, any Ancillary Document, or any other document, certificate or other instrument required to be delivered by the Equityholders, the Company or the Equityholders’ Representative under this Agreement shall not be affected by any investigation conducted (or capable of being conducted) by any Parent Indemnified Party or any other Person at any time, or any knowledge acquired (or capable of being acquired) by any Parent Indemnified Party or any other Person at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition to Closing based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants and agreements.

SECTION 9.10 Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, except for Parent’s set off rights pursuant to Section 2.09 or as expressly set forth otherwise herein, this Article IX shall be the sole and exclusive remedy of the Parent Indemnified Parties and the Equityholder Indemnified Parties from and after the Closing Date for any claims arising under this Agreement or any Ancillary Document (other than any General Release and Indemnity Agreement, Employment Agreement, Protection Agreement, Option Holder Consent Agreement, Warrant Holder Consent Agreement, Cash Option Payment Agreement, or Transition Services Agreement), including claims of inaccuracy in or breach of any representation or warranty made therein; provided, however, that the foregoing sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive or equitable relief, any right or remedy arising from a criminal Action, or any right or remedy arising by reason of any claim of fraud with respect to this Agreement or any Ancillary Document.

ARTICLE X

REPRESENTATIVE

SECTION 10.01 Appointment of the Equityholders’ Representative.

(a) If this Agreement, the Ancillary Documents and the Transactions are approved by the Company Stockholders, effective upon such vote, and without any further act of any Equityholder, David F. Hale is appointed as the true and lawful representative, agent, proxy, and attorney-in-fact for each Equityholder, with the obligations, duties, rights, powers and authority as set forth in this Article X (the “Equityholders’ Representative”). The power of attorney granted in this Section 10.01: (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Equityholders’ Representative; and (iii) shall survive the dissolution, death or incapacity of each Equityholder.

(b) The Equityholders’ Representative agrees to act as, and to undertake the duties and responsibilities of, such representative, agent, proxy and attorney-in-fact for and on behalf of each Equityholder. The Equityholder’ Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement and the Ancillary Documents and otherwise necessary for the consummation of the Transactions.

SECTION 10.02 Powers of the Equityholders’ Representative.

(a) The Equityholders’ Representative shall have and may exercise all of the powers conferred upon him, her or it pursuant to this Agreement, the Escrow Agreement, and the Paying Agent Agreement, including:

(i) The power to execute as Equityholders’ Representative this Agreement, the Ancillary Documents and any other agreement, document or instrument entered into or executed in connection with the Transactions;

(ii) The power to give or receive any notice or instruction permitted or required under this Agreement or the Ancillary Documents, or any other agreement, document or instrument entered into or executed in connection herewith or therewith, to be given or received by any Equityholder, and each of them (other than notice for service of process relating to any Action before a court or other tribunal of competent jurisdiction, which notice must be given to each Equityholder individually, as applicable), and to take any and all actions for and on behalf of the Equityholders, and each of them, under this Agreement, the Ancillary Documents or any other such agreement, document or instrument, including to amend, modify, cancel, extend, or waive the terms of this Agreement, any Ancillary Document or any other agreement, document or instrument entered into or executed in connection herewith or therewith;

(iii) The power to (A) contest, negotiate, defend, compromise or settle any Actions for which a Parent Indemnified Party may be entitled to indemnification hereunder, (B) authorize payment to any Parent Indemnified Party of any of the Indemnification Escrow Amount, or any portion thereof, in satisfaction of any Parent Claims, (C) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with Orders and awards of arbitrators with respect to such Parent Claims, (D) take any actions necessary to resolve any Parent Claims, (E) take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and (F) take or forego any or all actions permitted or required of any Equityholder or necessary in the judgment of the Equityholders’ Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Escrow Agreement;

(iv) The power to select, retain, hire and consult with legal counsel, independent public accountants and other experts selected by the Equityholders’ Representative, solely at the cost and expense of the Equityholders;

(v) The power to review, negotiate, agree to and authorize any payments from the Escrow Fund in satisfaction of any payment obligation, in each case, on behalf of the Equityholders, as contemplated hereunder;

(vi) The power to waive or amend any terms and conditions of this Agreement, the Escrow Agreement, or the Paying Agent Agreement providing rights or benefits to the Equityholders (so long as all similarly situated Equityholders are treated in substantially the same manner); and

(vii) The power to take any actions in regard to such other matters as are reasonably necessary for the consummation of the Transactions or as the Equityholders’ Representative reasonably believes are in the best interests of Equityholders.

(b) The Equityholders’ Representative represents and warrants to Parent and Merger Sub that:

(i) The Equityholders’ Representative has all necessary power and authority to execute and deliver this Agreement, the Escrow Agreement, the Paying Agent Agreement, and any Ancillary Document to which Equityholders’ Representative is a party, and to carry out his, her or its obligations hereunder and thereunder;

(ii) This Agreement has been duly executed and delivered by the Equityholders’ Representative and, assuming the due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes the valid and legally binding obligation of the Equityholders’ Representative, enforceable against the Equityholders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally and by general equity principles; and

(iii) The Escrow Agreement and Paying Agent Agreement will be duly executed and delivered by the Equityholders’ Representative and, assuming the due authorization, execution and delivery of the Escrow Agreement by the other Parties hereto, will constitute a legal, valid and binding obligation of the Equityholders’ Representative, enforceable against the Equityholders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors generally and by general equity principles.

SECTION 10.03 Equityholders’ Representative Discretion. Subject to the limitations of Section 10.02(a)(vi), the Equityholders’ Representative shall have the discretion to take such action as he, she or it shall reasonably determine to be in the best interest of all of the Equityholders; provided, however, that, in any event, all similarly situated Equityholders are treated in substantially the same manner.

SECTION 10.04 Notices to Equityholders’ Representative. Any notice given to the Equityholders’ Representative will constitute notice to each and all of the Equityholders at the time notice is given to the Equityholders’ Representative (other than notice to an Equityholder for service of process relating to any Action before a court or other tribunal of competent jurisdiction, which notice must be given to such Equityholder individually, as applicable). Any action taken by, or notice or instruction received from, the Equityholders’ Representative will be deemed to be action by, or notice or instruction from, each and all of the Equityholders. Parent, Merger Sub and the Company may, and the Escrow Agent and Paying Agent will, disregard any notice or instruction received from any one or more individual Equityholders, other than the Equityholders’ Representative.

SECTION 10.05 Liability of Equityholders’ Representative; Payment of Costs; Equityholders’ Representative’s Fund Amount.

(a) The Equityholders’ Representative shall not be personally liable as the Equityholders’ Representative to any Equityholder for any act done or omitted hereunder as Equityholders’ Representative or error in judgment, in each case while acting in good faith, except for any act done or omitted which represents gross negligence or willful misconduct. The Equityholders’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or failure to act on the part of the Equityholders’ Representative pursuant to such advice shall not subject the Equityholders’ Representative to Liability to any Equityholder. The Equityholders’ Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Equityholders’ Representative. Each of the Equityholders hereby severally, and not jointly, agrees to indemnify, defend and hold harmless the Equityholders’ Representative and any of its representatives and agents from and against any Damages or expenses incurred or paid by the Equityholders’ Representative arising out of or in connection with the acceptance or administration of the Equityholders’ Representative’s duties (except as caused by the Equityholders’ Representative’s fraud, bad faith, gross negligence or willful misconduct), including legal costs and expenses of defending the Equityholders’ Representative against any claim or Liability in connection with the performance of the Equityholders’ Representative’s duties under this Agreement, the Escrow Agreement, and the Paying Agent Agreement (“Equityholders’ Representative Costs”). Following the Closing, the Equityholders’ Representative shall be entitled to, at any time and from time to time, reimbursement from the Equityholders for the Equityholders’ Representative Costs. All of the indemnities, immunities and powers granted to the Equityholders’ Representative under this Agreement shall survive the termination of this Agreement.

(b) At the Closing, Parent shall deposit with the Equityholders’ Representative the Equityholders’ Representative’s Fund Amount, which shall be held by the Equityholders’ Representative in trust solely for the purpose of paying the Equityholders’ Representative Costs (the “Equityholders’ Representative’s Fund”). The deposit of the Equityholders’ Representative’s Fund Amount by Parent with the Equityholders’ Representative shall discharge Parent’s obligations with respect to such amount, and Parent shall not have responsibility or Liability for the manner in which the Equityholders’ Representative administers the Equityholders’ Representative’s Fund, or for causing or ensuring that all or any portion of the Equityholders’ Representative’s Fund Amount is ultimately paid or distributed to the Equityholders. Upon the Equityholders’ Representative’s determination to release the Equityholders’ Representative’s Fund Amount then remaining, if any, such remaining Equityholders’ Representative’s Fund Amount shall be distributed to Equityholders in the amounts described in Sections 2.04(c)(vii), 2.05(a)(viii), and 2.06(g) and in accordance with applicable Law.

SECTION 10.06 Reliance on Equityholders’ Representative. Parent, Merger Sub, their respective Affiliates, the Escrow Agent and the Paying Agent shall be entitled to rely on the appointment of the Equityholders’ Representative and treat such Equityholders’ Representative as the duly appointed attorney-in-fact of each Equityholder and as having the duties, powers and authority provided for in this Agreement, the Escrow Agreement and the Paying Agent Agreement. None of Parent, Merger Sub, their respective Affiliates (including after the Closing, the Company), the Escrow Agent, nor Paying Agent shall be liable to any Equityholder for any actions taken or omitted by them in reliance upon any instructions, notice, documents or other instruments delivered by the Equityholders’ Representative.

SECTION 10.07 Resignation; Replacement.

(a) Resignation. No resignation of the Equityholders’ Representative shall become effective unless at least twenty (20) calendar days prior written notice of the replacement or resignation of such Equityholders’ Representative shall be provided to Parent, Merger Sub, the Escrow Agent and the Paying Agent.

(b) Replacement. From and after the Closing until the date when all obligations under this Agreement have been discharged (including all indemnification obligations under Article IX hereof), Equityholders who were entitled to receive in excess of sixty-seven percent (67)% of the Closing Date Total Cash Consideration payable to the former holders of Preferred Stock (a “Supermajority”), may, from time to time upon written notice to the Equityholders’ Representative, Parent, Escrow Agent, and Paying Agent, remove any Equityholders’ Representative or appoint a new Equityholders’ Representative to fill any vacancy created by the death, incapacitation, resignation or removal of any Equityholders’ Representative. If an Equityholders’ Representative has resigned or has been removed, and a Supermajority has not delivered written notice to Parent, Escrow Agent, and Paying Agent designating a successor Equityholders’ Representative within ten (10) Business Days from the effective time of such resignation or removal, Parent shall have the right to appoint an Equityholders’ Representative to fill any such vacancy from the directors or officers of the Company prior to the Closing (or if no such director or officer is, at such time, willing or able to accept such appointment, any Person reasonably selected by Parent), and shall use commercially reasonable efforts to advise Equityholders constituting a Supermajority of such appointment by written notice; provided, however, that a Supermajority shall thereafter retain the right to remove the Equityholders’ Representative or appoint a new Equityholders’ Representative pursuant to this Section 10.07. Each successor Equityholders’ Representative shall have all of the power, authority, rights and privileges conferred upon, and be subject to the obligations of, the original Equityholders’ Representative under this Agreement, and the term “Equityholders’ Representative” as used herein shall be deemed to include any successor Equityholders’ Representative. Upon the request of Parent, Paying Agent, or Escrow Agreement, any successor Equityholders’ Representative shall promptly execute and deliver to Parent, Paying Agent, and Escrow Agent an acknowledgement of its agreement to be bound by and subject to the terms of this Agreement, the Escrow Agreement, and the Paying Agent Agreement.

ARTICLE XI

TERMINATION

SECTION 11.01 Termination Events. This Agreement may be terminated prior to Closing:

(a) By the mutual written consent of Parent and the Company;

(b) By Parent if (i) any representation or warranty of the Company or the Equityholders’ Representative contained in this Agreement shall be inaccurate or shall have been breached as of the date of this Agreement, or shall have become inaccurate or shall be breached as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.02(a) would not be satisfied or (ii) any of the covenants or obligations of the Company or Equityholders contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in or breach of any representation or warranty of the Company or the Equityholders’ Representative as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company or the Equityholders’ Representative is curable by the same through the use of commercially reasonable efforts during the 30-day period after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 11.01(b) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 11.01(b) if Parent is in material breach of this Agreement or if such breach by the Company or the Equityholders’ Representative is cured such that such conditions would then be satisfied);

(c) by the Company if: (i) any representation or warranty of either Parent or Merger Sub contained in this Agreement shall be inaccurate or shall have been breached as of the date of this Agreement, or shall have become inaccurate or shall be breached as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.01(a) would not be satisfied; or (ii) if any of Parent’s or Merger Sub’s covenants contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in or breach of any representation or warranty of Parent or Merger Sub as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent or Merger Sub is curable by the same through the use of commercially reasonable efforts during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 11.01(c) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent or Merger Sub, during the Parent Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 11.01(c) if the Company is in material breach of this Agreement or if such breach by the Parent or Merger Sub is cured such that such conditions would then be satisfied);

(d) by Parent if there shall have occurred any Material Adverse Effect with respect to the Company or any event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have or result in a Material Adverse Effect with respect to the Company; or

(e) by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other Party, if the Merger shall not have been consummated on or prior to January 31, 2013, unless the failure to consummate the Merger on or prior to such date is the result of (i) any breach of this Agreement by the Party seeking to terminate the Agreement pursuant to the terms of this Section 11.01(e); or (ii) any objections asserted with respect to the Transactions under the HSR Act, or the institution of any suit (or the threat to institute any suit) by the FTC, the antitrust division of the DOJ or any other Governmental Authority or any third-party challenging any of the Transactions.

(f) by Parent, if any condition contained in Section 8.02 shall become incapable of fulfillment;

(g) by the Company, if any condition contained in Section 8.01 shall become incapable of fulfillment; or

(h) by Parent, if the Requisite Stockholder Approval is not obtained and the Stockholders’ Written Consent is not delivered to Parent within one (1) Business Day after the date of this Agreement.

SECTION 11.02 Effect of Termination. If a Party wishes to terminate this Agreement pursuant to Section 11.01, then such Party shall deliver to the other Parties to this Agreement a written notice stating that such Party is terminating this Agreement and setting forth a brief description of the basis on which such Party is terminating this Agreement. In the event of the termination of this Agreement, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 6.05(b) and (c), this Section 11.02 and Article XII, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any Party from Liability for any breach of this Agreement or willful failure to fulfill any condition set forth in this Agreement prior to such termination.

ARTICLE XII

GENERAL PROVISIONS

SECTION 12.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including Transaction Expenses, incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred. Notwithstanding the foregoing, without limitation, Parent and Merger Sub shall be responsible for the payment of all fees of legal counsel to Parent and Merger Sub directly related to the Transactions, and the Company shall be responsible for the payment of all Transaction Expenses incurred by the Company, including the fees of legal counsel and financial advisors to the Company or Equityholders directly related to the Transactions.

SECTION 12.02 Notices. All notices, requests, demands, claims and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by confirmed facsimile with a copy sent by another means specified herein; the Business Day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); five (5) Business Days after the date mailed by certified or registered mail, postage prepaid, if sent by certified or registered mail, return receipt requested; and when transmitted if transmitted by electronic mail with a copy sent by another means specified herein. In each case notice shall be sent to:

If to Parent or the Merger Sub, addressed to:

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Attn: Senior Vice President, Corporate Development

Telephone: (714) 246-4500

Facsimile No.: (714) 246-2228

with copies to (which shall not constitute notice):

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Attn: General Counsel

Telephone: (714) 246-4500

Facsimile No.: (714) 246-4774

and

Gibson Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612-4412

Attn: Terrence R. Allen

Telephone: (949) 451-4224

Facsimile No.: (949) 475-4724

If to the Equityholders’ Representative, addressed to:

David F. Hale

Hale BioPharma Ventures

1042-B North El Camino Real, Suite 430

Encinitas, CA 92024-1322

Telephone: (858) 756-2480

Facsimile No.: (858) 320-8234

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, CA 92130-2071

Attn: Scott N. Wolfe

Telephone: (858) 523-5405

Facsimile No.: (858) 523-5450

If to the Company, to:

SkinMedica, Inc.

5909 Sea Lion Place, Suite H

Carlsbad, CA 92010

Attn: Chief Executive Officer

Telephone: (760) 448-3680

Facsimile No.: (760) 448-3601

with a copy to (until the Closing Date and which shall not constitute notice):

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, CA 92130-2071

Attn: Scott N. Wolfe

Telephone: (858) 523-5405

Facsimile No.: (858) 523-5450

or to such other place and with such other copies as each of Parent, Merger Sub, the Company and the Equityholders’ Representative may designate as to itself by written notice to the other (in accordance with this Section 12.02).

SECTION 12.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the greatest extent possible.

SECTION 12.04 Entire Agreement. This Agreement, including the Company Disclosure Schedule, Schedules and Exhibits and the other agreements referred to herein (including the Ancillary Documents and the Spin Out Agreement), comprises the entire agreement of the Parties, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the Parties hereto, have been expressed herein or in such Company Disclosure Schedule, Schedules, Exhibits or such other agreements and this Agreement, including such Company Disclosure Schedule, Schedules, Exhibits and such other agreements, supersedes any prior understandings, negotiations, agreements or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof or thereof. Neither this Agreement nor any of the terms or provisions hereof are binding upon or enforceable against any Party hereto unless and until the same is executed and delivered by all of the Parties hereto.

SECTION 12.05 Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the Parties hereto shall bind, and inure to the benefit of, the successors (including any successor by merger, consolidation or division), heirs and permitted assigns of such Party. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Equityholders’ Representative or the Company without the prior written consent of Parent, or assigned by Parent or Merger Sub without the prior written consent of the Company (prior to the Closing) or the Equityholders’ Representative (after the Closing), such consent not to be unreasonably withheld, provided, that Parent and Merger Sub (including the Surviving Corporation) may, without obtaining the prior written consent of the Company or the Equityholders’ Representative, assign any of its rights, or delegate any of its obligations under this Agreement to any Affiliate of Parent so long as Parent also remains obligated for the performance of its obligations under this Agreement. The Equityholders’ Representative shall execute such acknowledgments of such assignments in such forms as Parent or Merger Sub (including the Surviving Corporation) may from time to time reasonably request. Any purported assignment or delegation of rights or obligations in violation of this Section 12.05 is void and of no force or effect.

SECTION 12.06 Amendment. This Agreement may not be amended except (i) prior to the Closing, by in an instrument in writing signed on behalf of each of the Parties hereto and (ii) after the Closing, by an instrument in writing signed on behalf of each of Parent and Equityholders’ Representative. Subject to the foregoing and applicable Law, any provision of this Agreement may be amended prior to the Effective Time; provided that, after adoption of this Agreement by the Company Stockholders and without their further approval, no amendment may be made which under applicable Law requires such approval.

SECTION 12.07 Waiver. Each Party to this Agreement may: (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered by the other Party or Parties pursuant hereto; or (c) waive compliance with any of the agreements of the other Parties or conditions to such Parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a Party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

SECTION 12.08 No Third-Party Beneficiaries. This Agreement shall be binding upon and shall inure to the benefit of, the Parties hereto and their respective successors and permitted assigns. This Agreement and all of its conditions and provisions are for the sole and exclusive benefit of the Parties hereto and their respective successors and permitted assigns, and nothing in this Agreement (except as provided in this Section 12.08), express or implied, is intended to confer upon any Person, including any union or any employee or former employee of the Company, other than the Parties hereto any rights or remedies of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement or any provision hereof; provided, however, that the Company Indemnified Persons are entitled to the rights and remedies of third-party beneficiaries with respect to Section 6.02 and the Parent Indemnified Parties and the Equityholder Indemnified Parties not party hereto are entitled to the rights and remedies of third-party beneficiaries with respect to Article IX.

SECTION 12.09 Specific Performance. Each of the Parties hereto acknowledges and agrees that the other Parties would be damaged irreparably, and in a manner for which monetary damages would not be an adequate remedy, in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or otherwise are breached. Accordingly, each of the Parties hereto agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

SECTION 12.10 Governing Law. This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by the Law of the State of Delaware applicable to contracts made and to be performed entirely in such State without regard to conflict of law principles that would result in the application of any Law other than the Law of the State of Delaware.

SECTION 12.11 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each Party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of any California State court, or Federal court of the United States of America, sitting in California, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the Transaction Documents delivered in connection therewith or the transactions contemplated thereby or for recognition or enforcement of any judgment relating thereto, and each Party hereto hereby irrevocably and unconditionally: (a) agrees not to commence any such action or proceeding except in such courts; (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such California State court or, to the extent permitted by applicable Law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such California State or Federal court; and (d) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such California State or Federal court. Each Party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party hereto irrevocably consents to service of process in the manner provided for notices in Section 12.02. Nothing in this Agreement will affect the right of any Party hereto to serve process in any other manner permitted by applicable Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.11(b).

SECTION 12.12 Cumulative Remedies. Subject to Section 9.10, all rights and remedies of the Parties hereto are cumulative of each other and of every other right or remedy any such Party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

SECTION 12.13 Representation by Counsel. Each Party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement and the Ancillary Documents in their entirety and have had it fully explained to them by such Party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the Parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

SECTION 12.14 Execution and Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed an original and all of which together shall constitute one and the same instrument. The Parties agree that this Agreement shall be legally binding upon the electronic transmission, including by facsimile or email, by each Party of a signed signature page to this Agreement to the other Party.

SECTION 12.15 Disclosure. Nothing in the Company Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Company Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Equityholders’ Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALLERGAN, INC.

By	/s/ David E.I. Pyott
Name:	David E.I. Pyott
Title:	Chairman of the Board, President and Chief Executive Officer

APHRODITE ACQUISITION, INC.

By	/s/ David E.I. Pyott
Name:	David E.I. Pyott
Title:	President and Chief Executive Officer

SKINMEDICA, INC.

By	/s/ Mary Fisher
Name:	Mary Fisher
Title:	Chief Executive Officer

EQUITYHOLDERS’ REPRESENTATIVE

By	/s/ David F. Hale
Name: David F. Hale, solely in his capacity as Equityholders’ Representative